As filed with the Securities and Exchange Commission on November 16, 2015

Registration No. 333-206773

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM SF-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A

(Name of issuing entity)

FORD CREDIT FLOORPLAN CORPORATION	FORD CREDIT FLOORPLAN LLC

(Depositors for the issuing entity)
(Exact names of co-registrants as specified in their respective charters)

Delaware	38-2973806	Delaware	38-3372243
(State of incorporation)	(I.R.S. Employer Identification No.)	(State of incorporation)	(I.R.S. Employer Identification No.)

One American Road Dearborn, Michigan (313) 594-3495	48126	One American Road Dearborn, Michigan (313) 594-3495	48126
(Address of principal executive office of co-registrant)	ZIP Code	(Address of principal executive office of co-registrant)	ZIP Code

FORD MOTOR CREDIT COMPANY LLC
(Sponsor for the issuing entity)

(Exact name of sponsor as specified in its charter)
A Delaware Limited Liability Company
Central Index Key Number of sponsor:  0000038009
One American Road
Dearborn, Michigan 48126
(313) 322-3000

SUSAN J. THOMAS

Ford Motor Credit Company LLC

One American Road

Dearborn, Michigan 48126

(313) 594-9876

(Name and Address of Agent for Service)

Copy to:

JOSEPH P. TOPOLSKI
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
(212) 940-8800

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Asset Backed Securities	(3)(4)	(3)(4)	(3)(4)	(3)(4)

(1)             This registration statement also relates to market-making transactions that may be made by Ford Motor Credit Company LLC, an affiliate of the registrants.

(2)             Calculated in accordance with Rule 457(s) of the Securities Act of 1933.

(3)             The Depositors as registrants previously registered $10,500,000,000 of securities under registration statement Nos. 333-187623, 333-187623-01 and 333-187623-02 filed on May 29, 2013, $3,301,469,000 of which remain unsold.  Pursuant to Rule 457(p) of the Securities Act of 1933, the registrants are applying the $450,320.37 of registration fees previously paid in connection with such unsold securities to offset the registration fees under this registration statement.

(4)             An unspecified additional amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices.  The registrants are deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants file a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[Form of Prospectus]

This prospectus is not complete and may be changed.  This prospectus is not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ________, 20__

$_______________

Series 20__-__ Asset Backed Notes

Ford Credit Floorplan Master Owner Trust A

Issuing Entity or Trust
(CIK: 0001159408)

Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Depositors (CIK: 0000872471 and 0001061198)	Ford Motor Credit Company LLC Sponsor and Servicer (CIK: 0000038009)

Before you purchase any notes, be sure you understand the structure and the risks. You should read carefully the risk factors beginning on page __ of this prospectus.

The notes will be obligations of the issuing entity only and will not be obligations of or interests in the sponsor, either depositor or any of their affiliates.

The trust will issue:

	Principal Amount	Interest Rate	Expected Final Payment Date	Final Maturity Date
Class A[-1] notes[(1)]	} $	[One-month LIBOR +] __%
[Class A-2 notes(1)		One-month LIBOR + __%]
Class B notes[(2)]		[One-month LIBOR +] __%
Class C notes[(2)]		[One-month LIBOR +] __%
Class D notes[(2)]		[One-month LIBOR +] %
Total	$

[(1)  The allocation of the principal amount between the Class A-1 and Class A-2 notes will be determined at or before the time of pricing.  The trust expects that the principal amount of the Class A-2 notes will not exceed $_____________.]

[(2)  The [Class B, Class C and Class D] notes are not being offered by this prospectus.]

•                  The primary asset of the trust is a revolving pool of receivables originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by motor vehicle dealers.

•                  The trust will pay interest on the notes on the 15th day of each month (or, if not a business day, the next business day).  The first payment date will be _______, 20__.

•                  The trust expects to pay the principal of the notes on the expected final payment date.  No principal will be paid on the notes before the expected final payment date, unless an amortization event occurs.

•                  The enhancement for the notes will be a reserve account, subordination, subordination of a portion of the depositor interest and excess spread.

The pricing terms of the offered notes are:

	Price to Public		Underwriting Discount		Proceeds to the Depositors(1)
Class A[-1] notes		%		%		%
[Class A-2 notes		%		%		%]
[Class B notes		%		%		%]
[Class C notes		%		%		%]
[Class D notes		%		%		%]
Total	$		$		$

(1)                Before deducting expenses estimated to be $_________ and any selling concessions rebated to the depositors by an underwriter due to sales to affiliates.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

[NAMES OF UNDERWRITERS]

The date of this prospectus is _________, 20__

[To be included in Rule 424(h) filing of each pay-as-you-go takedown]

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Asset Backed Securities		$100%	$	$

(1)                 Calculated according to Rule 457(s) of the Securities Act of 1933.]

READING THIS PROSPECTUS

This prospectus contains information about Ford Credit Floorplan Master Owner Trust A and the terms of the Series 20__-__ notes to be issued by the trust.  You should only rely on information in or referenced in this prospectus and any information incorporated by reference into the registration statement for this securitization transaction filed with the Securities and Exchange Commission, or “SEC,” that includes this prospectus.  Ford Credit has not authorized anyone to provide you with different information.

This prospectus starts with the following introductory sections:

•                  Transaction Diagrams — separate diagrams show the structure of this securitization transaction, the credit enhancement available for the notes, transaction payments and the role of each transaction party and transaction document in this securitization transaction,

•                  Summary — provides an overview of the series, the assets of the trust, the cash flows of the series and the credit enhancement available for the series, and

•                  Risk Factors — describes the most significant risks of investing in the notes.

The other sections of this prospectus contain more details about the series and the structure of the series.  Cross-references refer you to more details about a particular topic or related information elsewhere in this prospectus.  The Table of Contents contains references to key topics.

An index of defined terms is at the end of this prospectus.

FORWARD-LOOKING STATEMENTS

Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions Ford Credit and the depositors consider reasonable.  Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events.  Neither Ford Credit nor either depositor is obligated to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.

TRANSACTION STRUCTURE DIAGRAM

This diagram is a simplified overview of the structure of Series 20__-__ and the credit enhancement available for the series.  You should read this prospectus completely for more details about the series.

(1)      Excess spread for this series is the excess of interest collections allocated to the series over the interest payments on the notes and the senior fees and expenses of the trust that are allocated to the series.

(2)      The depositor interest will be held by the depositors and represents the interest in the trust property not allocated to a series.  A portion of the depositor interest equal to the available subordinated amount is subordinated to the notes.

(3)      The depositors will deposit $_________ in the reserve account on the closing date.  The amount that is required to be in the reserve account is ___% of the initial note balance of the Series 20__-__ notes, unless the depositors elect to increase the amount in the reserve account during a subordination step-up period or an amortization event occurs in which case the reserve account required amount will increase.

(4)      All notes other than the Class D notes will benefit from the subordination of the more junior classes to more senior classes.

TRANSACTION CREDIT ENHANCEMENT DIAGRAM

This diagram is a simplified overview of the credit enhancement available for the series on the closing date and how credit enhancement is used to absorb losses on the receivables.  You should read this prospectus completely, including “Credit Enhancement,” for more details about the credit enhancement available for the series.

(1)      All notes other than the Class D notes benefit from subordination of more junior classes to more senior classes.  The subordination varies depending on whether interest or principal is being paid, whether an amortization event that results in monthly payments of principal has occurred and whether an event of default that results in acceleration has occurred.  For more details about subordination, you should read “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items” and “— Payment of Principal” and “Credit Enhancement — Subordination.”

(2)      A portion of the depositor interest, or the “available subordinated amount,” is subordinated to the series.  The amount subordinated will initially equal $_____________, which is approximately __% of the initial note balance, plus any incremental subordinated amount for the first determination date.  The available subordinated amount will increase during a subordination step-up period, unless the depositors elect to increase the amount required to be in the reserve account during that period, and is subject to other reductions and increases from time to time.

(3)      The depositors will deposit $_________ in the reserve account on the closing date.  The amount that is required to be in the reserve account is ___% of the initial note balance of the Series 20__-__ notes, unless the depositors elect to increase the amount in the reserve account during a subordination step-up period or an amortization event occurs in which case the reserve account required amount will increase.

(4)      Excess spread for this series is the excess of interest collections allocated to the series over the interest payments on the notes and the senior fees and expenses of the trust that are allocated to the series.

TRANSACTION PAYMENTS DIAGRAMS

This diagram shows how available investor interest collections are paid on each payment date.  You should read this prospectus completely, including “Description of the Notes — Application of Investor Collections,” for more details about the payments of available investor interest collections for this series.

This diagram shows how available investor principal collections are paid on each payment date.  You should read this prospectus completely, including “Description of the Notes — Application of Investor Collections,” for more details about the payments of available investor principal collections for this series.

Available principal collections for Series 20__-__ and, during an early amortization period, depositor interest that is subordinated to the series
Revolving Period
Starts on the closing date and ends on the day before the controlled accumulation or the early amortization period starts
Principal payments and deposits for other series in principal sharing group one
Excess Funding Account
Remaining amounts to the depositor
Controlled Accumulation Period
scheduled to start on ____ __, 20__, and to last six months. However, the trust may postpone the controlled accumulation period
Specified amounts to Principal Funding Account, remaining amounts to others below:
Principal payments and deposits for other series in principal sharing group one
Excess Funding Account
To the depositor
Principal Funding Account (amounts distributed on expected final payment date)
First, to the Class A noteholders, pro rata based on the note balance of each class of Class A notes, until the note balance of the Class A notes is zero
Second, to the Class B noteholders, until the note balance of the Class B notes is zero
Third, to the Class C noteholders, until the note balance of the Class C notes is zero
Fourth, to the Class D noteholders, until the note balance of the Class D notes is zero
Early Amortization Period
Starts on the day an amortization event occurs and ends on the earlier of the date the notes are paid in full or the final maturity date
First, to the Class A noteholders, pro rata based on the note balance of each class of Class A notes, until the note balance of the Class A notes is zero
Second, to the Class B noteholders, until the note balance of the Class B notes is zero
Third, to the Class C noteholders, until the note balance of the Class C notes is zero
Fourth, to the Class D noteholders, until the note balance of the Class D notes is zero

TRANSACTION PARTIES AND DOCUMENTS DIAGRAM

This diagram shows the role of each transaction party and each transaction document in this securitization transaction.  You should read this prospectus completely, including “Transaction Parties,” “Trust Property,” “Description of the Notes” and “Servicing,” for more details about the roles of each transaction party and each transaction document in this securitization transaction.

SUMMARY

This summary describes the main terms of the issuance of and payments on the Series 20__-__ notes, the assets of the trust, the cash flows of the series and the credit enhancement available for the series.  It does not contain all of the information that you should consider in making your decision to purchase any notes.  To understand fully the terms of the notes and the transaction structure, you should read this prospectus completely, especially “Risk Factors” starting on page __.

Transaction Overview

The trust is a master trust that owns a revolving pool of receivables originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by motor vehicle dealers.  The trust will issue the Series 20__-__ notes backed by this revolving pool of receivables to the depositors on the closing date.  The depositors will sell the offered notes to the underwriters who will offer them to investors.

Transaction Parties

Sponsor, Servicer and Administrator of the Trust

Ford Motor Credit Company LLC, or “Ford Credit,” is a Delaware limited liability company and a wholly-owned subsidiary of Ford Motor Company, or “Ford.”

Depositors

Ford Credit Floorplan Corporation, or “FCF Corp,” and Ford Credit Floorplan LLC, or “FCF LLC,” are Delaware limited liability companies and are special-purpose companies wholly owned by Ford Credit.

Issuing Entity or Trust

Ford Credit Floorplan Master Owner Trust A, or the “trust,” is a Delaware statutory trust established under a trust agreement between the depositors and the owner trustee.

Owner Trustee

_______________________

Indenture Trustee

_______________________

Back-up Servicer

_______________________

Asset Representations Reviewer

_______________________

For more information about the transaction parties and their roles in this securitization transaction, you should read “Sponsor and Servicer” and “Transaction Parties.”

Closing Date

The trust expects to issue the Series 20__-__ notes on or about _______, 20__, or the “closing date.”

Notes

The trust will issue the following notes in Series 20__-__:

	Principal Amount	Interest Rate
Class A-1[(1)]	} $	[One-month LIBOR +] __%
[Class A-2(1)		One-month LIBOR + __%]
Class B[(2)]	$	[One-month LIBOR +] __%
Class C[(2)]	$	[One-month LIBOR +] __%
Class D[(2)]	$	[One-month LIBOR +] __%

[( (1)    The allocation of the principal amount between the Class A-1 and Class A-2 notes will be determined at or before the time of pricing.]

[(2)     The [Class B, Class C and Class D] notes are not being offered by this prospectus.]

The Class A[-1 and Class A-2] notes [are together referred to as the “Class A notes”] [and, collectively with the Class B, Class C and Class D notes, the “Series 20__-__ notes,” the “notes”] or the “offered notes.”   [The Class A[-1, Class B, Class C and Class D] notes are sometimes referred to as the “fixed rate notes.”]  [The Class A-2[, Class B, Class C and Class D] notes are sometimes referred to as the “floating rate notes.”]  [The Class A-1 and Class A-2 notes have equal rights to interest and principal payments and, unless stated in this prospectus, will be treated as a single class in relation to the other classes.]

The depositors [may retain some or all of the notes and] will retain the depositor interest in the trust.

The Series 20__-__notes will be issued under the indenture and an indenture supplement to be entered into between the trust and the indenture trustee, or the “indenture supplement.”

Form and Minimum Denomination

The notes will be issued in book-entry form.  The offered notes will be available in minimum denominations of $1,000 and in multiples of $1,000.

Payment Dates

The trust will pay interest and principal, if any, on the notes on “payment dates,” which will be the 15th day of each month (or, if not a business day, the next business day).  The first payment date will be ________, 20__.

The fixed rate notes will accrue interest on a “30/360” basis from the 15th day of the prior month to the 15th day of the current month (or the closing date to ________, 20__, for the first period).  The floating rate notes will accrue interest on an “actual/360” basis from the prior payment date (or from the closing date, for the first period) to the following payment date.

The trust expects to pay the principal of the Series 20__-__ notes in full on the expected final payment date shown below:

	Expected Final Payment Date	Final Maturity Date
Class A[-1]
[Class A-2]
Class B
Class C
Class D

No principal will be paid on the notes before the expected final payment date, unless an amortization event occurs, after which principal will be paid monthly on each payment date.  Principal may be paid on the notes after the expected final payment date.

For more details about the payment of interest and principal on each payment date, you should read “Description of the Notes — Payments of Interest” and “— Payments of Principal.”

[Calculation Agent

The “calculation agent” will be the indenture trustee.  The calculation agent will determine LIBOR and calculate the interest rate for the floating rate notes.]

Trust Property

The primary asset of the trust is a revolving pool of receivables and related assets originated in accounts designated to the trust.  On ________, 20__, the total principal balance of the receivables was $___________.  The number of designated accounts was _____.

For more information about the accounts and receivables in the trust, you should read “Trust Property.”

Servicing

Ford Credit will be the “servicer” of the receivables and this securitization transaction.  The servicer is responsible for collecting and recording payments, making required adjustments to the receivables, monitoring dealer payments and maintaining books and records relating to the accounts and the receivables.  The servicer will prepare monthly reports on the accounts and the receivables, payments on the Series 20__-__ notes and the status of credit enhancements.

The trust will pay the servicer a fee each month equal to 1/12 of ___% of the portion of the receivables allocated to the Series 20__-__ notes.

For more information about the servicer, you should read “Sponsor and Servicer.”

[__________ is the back-up servicer.  The back-up servicer will review the servicer’s operations annually, receive monthly receivables data and confirm certain information on the monthly investor reports.  If the servicer resigns or is terminated, the back-up servicer will be the successor servicer.

The trust will pay the back-up servicer a fee each month equal to 1/12 of ___% of the portion of the receivables allocated to the Series 20__-__ notes.

For more information about the back-up servicer, you should read “Transaction Parties — Back-up Servicer.”]

Allocation of Collections

The servicer will collect payments on the receivables and will deposit these collections, up to the amount required for payment to each series on the following payment date, in the collection account.  Each month, the servicer will allocate interest collections, principal collections and the principal balance of defaulted receivables to:

•      Series 20__-__,

•      other series of notes issued by the trust, and

•      the depositor interest.

The amounts allocated to Series 20__-__ will be based generally on the size of its invested amount compared with the adjusted pool balance of the trust.  The initial invested amount of the series will be $_________, which is the initial note balance of the series.

For more details about these allocations, you should read “Description of the Notes — Investor Percentages” and “— Defaulted Receivables and Principal Collections Used to Pay Interest.”

Application of Collections

Interest Collections

On each payment date, interest collections allocated to Series 20__-__ for the prior month will be applied in the order of priority listed below:

(1)        Class A Interest — to pay interest due on the Class A notes,

(2)        Class B Interest — to pay interest due on the Class B notes,

(3)        Class C Interest — to pay interest due on the Class C notes,

(4)        Class D Interest — to pay interest due on the Class D notes,

(5)        Transaction Fees and Expenses — to the indenture trustee, the owner trustee and the asset representations reviewer, the fees, expenses and indemnities due for the series, and to or at the direction of the trust, any expenses of the trust for the series, up to a maximum of $_________ per year,

(6)        Servicing Fees — (a) to the back-up servicer, the monthly back-up servicing fee for the series and (b) to the servicer, the monthly servicing fee for the series if Ford Credit is no longer the servicer,

(7)        Defaulted Receivables — to reimburse the defaulted receivables allocated to the series for the prior month,

(8)        Reserve Account — to the reserve account, to fund it up to the reserve account required amount,

(9)        Reimbursement of Defaulted Receivables for Prior Periods — to reimburse the defaulted receivables allocated to the series for prior months that have not been previously reimbursed,

(10)     Reimbursement of Principal Used to Pay Interest — to reimburse principal collections allocated to the series that were used to pay interest on the notes,

(11)     Accumulation Period Reserve Account — starting on the accumulation period reserve account funding date, to the accumulation period reserve account, to fund it up to $__________,

(12)     Servicing Fees — to Ford Credit, if Ford Credit is the servicer, the monthly servicing fee for the series,

(13)     Available Subordinated Amount — to increase the available subordinated amount up to the required subordinated amount,

(14)     Additional Transaction Fees and Expenses – to the indenture trustee, the owner trustee, the asset representations reviewer and the trust, all amounts due for the series to the extent not paid under item (5) above,

(15)     Additional Servicing Fees – to the back-up servicer, any remaining amounts due including any transition expenses incurred by the back-up servicer as the successor servicer, in excess of amounts in the back-up servicer reserve account,

(16)     Excess Interest Sharing Group One — to cover any shortfalls for other series in excess interest sharing group one, and

(17)     Depositor Interest — to the holders of the depositor interest in the trust.

For more details about the application of interest collections, you should read “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”

Principal Collections

The application of principal collections allocated to Series 20__-__ on each payment date will depend on whether it is in the revolving period, the controlled accumulation period or the early amortization period.

•      Revolving Period.  The revolving period for the series starts on the closing date and ends when the controlled accumulation period or the early amortization period starts.  During the revolving period, no principal will be paid to or accumulated for the series.  Instead, principal collections allocated to the series will be (1) used to pay principal and make deposits for other series in principal sharing group one, (2) deposited in the excess funding account  and (3) paid to the depositors.

•      Controlled Accumulation Period.  The controlled accumulation period for the series is scheduled to start _______, 20__, but may start at a later date.  On each payment date during the controlled accumulation period, principal collections allocated to the series will be deposited in the principal funding account up to the controlled accumulation amount.  Any remaining principal collections will be (1) used to pay principal and make deposits for other series in principal sharing group one, (2) deposited in the excess funding account and (3) paid to the depositors.  On the expected final payment date, the amounts in the principal funding account will be paid to the Series 20__-__ noteholders sequentially by class.

An accumulation period reserve account will be established to provide additional funds to pay interest on the notes during the controlled accumulation period.  The accumulation period reserve account will be funded before the start of the controlled accumulation period from interest collections allocated to the series.  The amount required to be in the accumulation period reserve account will be $_________, which is __% of the initial note balance of the series.

•      Early Amortization Period.  If an amortization event occurs, the early amortization period will start.  On each payment date during the early amortization period, (1) principal collections allocated to the series and (2) collections allocated to the portion of the depositor interest that is subordinated to the series (in the case of principal collections, in an amount not to exceed the available subordinated amount) will be paid to the Series 20__-__ noteholders sequentially by class.

For more details about the application of principal collections, you should read “Description of the Notes — Application of Investor Collections — Payment of Principal.”

Amortization Events

If the events described below occur, an early amortization period will start.

The following “series amortization events” only apply to Series 20__-__:

•      either depositor fails to make a payment or deposit required under the sale and servicing agreement within five business days,

•      either depositor fails to observe or perform a covenant or agreement in a material respect or its representations are incorrect in a material respect, and the breach is not corrected within 60 days after the depositor receives notice of the breach, and the breach continues to adversely affect the amount or timing of payments to be made to the Series 20__-__ noteholders for that period,

•      a servicer termination event occurs that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders,

•      the notes are not paid in full on their expected final payment date,

•      the average monthly payment rate on the receivables for three consecutive months is less than __%,

•      the available subordinated amount falls below the required subordinated amount for five business days,

•      the amount in the excess funding account exceeds __% of the sum of the adjusted invested amounts of all series issued by the trust for three consecutive months, and

•      the notes are accelerated following an event of default.

The following “trust amortization events” apply to all series:

•      either depositor fails to designate additional eligible accounts to the trust to maintain the pool balance at required levels,

•      a bankruptcy or dissolution of a depositor, Ford Credit or Ford, and

•      the trust becomes subject to regulation as an “investment company” within the meaning of the Investment Company Act of 1940.

For more details about the amortization events, you should read “Description of the Notes — Amortization Events.”

Events of Default

Each of the following will be an “event of default” under the indenture:

•      the trust fails to pay interest due on any note within 35 days after a payment date,

•      the trust fails to pay the principal amount of any note in full by its final maturity date,

•      the trust fails to observe or perform a material covenant or agreement or breaches a representation in any material respect that is not corrected within a 60-day cure period, and

•      a bankruptcy or dissolution of the trust.

•      If an event of default occurs, other than because of a bankruptcy or dissolution of the trust, the indenture trustee or a majority of Series 20__-__ may accelerate the Series 20__-__ notes and declare them immediately due and payable.  If an event of default occurs because of a bankruptcy or dissolution of the trust, the Series 20__-__ notes will be accelerated automatically.

For more details about events of default, acceleration of the notes and other remedies available to noteholders following an event of default, you should read “Description of the Notes — Events of Default and Acceleration.”

Credit Enhancement

Credit enhancement provides protection for the Series 20__-__ notes against losses on the receivables and potential shortfalls in the funds available to the trust to make required payments.  If the credit enhancement is not sufficient to cover all amounts payable on the series, the losses will be allocated first, to the Class D notes, second, to the Class C notes, third, to the Class B notes, and fourth, to the Class A notes.

The enhancement described below is available only to Series 20__-__.  The series is not entitled to enhancement available to another series.

Reserve Account

On the closing date, the trust will deposit $_________ in the reserve account, which is __% of the initial note balance of the series.  If the depositors elect to increase the amount required to be in the reserve account during a subordination step-up period or an amortization event occurs, the amount required to be in the reserve account will increase.  Funds in the reserve account will be available to pay interest on the notes, senior fees and expenses for the series and to cover defaulted receivables if interest collections allocated to the series are insufficient.

Subordination of Notes

The trust will pay interest to all classes of the Class A notes and then will pay interest sequentially to the remaining classes of notes in order of seniority.  The trust will not pay interest on the Class B, Class C or Class D notes until all interest due on the Class A notes is paid in full.

The trust will pay principal sequentially to each class of notes in order of seniority.  The trust will not pay the principal of any class of notes until the principal amounts of more senior classes of notes are paid in full.

Subordination of the Depositor Interest

A portion of the depositor interest, or the “available subordinated amount,” is subordinated to the series.  The amount subordinated will initially equal $_____________, which is approximately __% of the initial note balance, plus any incremental subordinated amount for the first determination date.  The available subordinated amount will increase during a subordination step-up period, unless the depositors elect to increase the amount required to be in the reserve account during that period, and is subject to other reductions and increases from time to time.

Excess Spread

Excess spread for this series is the excess of interest collections allocated to the series over the interest payments on the notes and the senior fees and expenses of the trust that are allocated to the series.  Any excess spread for this series will be available on each payment date to cover shortfalls in certain items in the priority of payments, including to cover losses on any defaulted receivables allocated to the series and to make required deposits in the reserve account.

For more information about the credit enhancement for the series, you should read “Credit Enhancement.”

Repurchases of Receivables

Ford Credit will make representations about the origination, characteristics and terms of each account and receivable.  If a representation is later determined to be untrue, the receivable was not eligible to be sold to the depositor or the trust.  If the breach of a representation has a material adverse effect on a receivable, the depositor must accept reassignment of the receivables from the trust and Ford Credit must repurchase the receivable from the depositor unless the breach is corrected before that date.

For more details about the representations made about the accounts and receivables and Ford Credit’s repurchase obligation if these representations are breached, you should read “Trust Property — Representations About Receivables” and “— Obligation to Repurchase Receivables”.  For more information about when the asset representations reviewer may review certain accounts and receivables for compliance with the representations, you should read “Trust Property — Asset Representations Review.”

Sharing Groups

Series 20__-__ will be included in “excess interest sharing group one” and in “principal sharing group one.”  As part of these groups, Series 20__-__ will be entitled in certain situations to share in excess interest collections and shared principal collections from other series in the same group.

For more information about these groups, you should read “Description of the Notes — Groups.”

Other Series

The trust has issued other series of notes which are secured by the trust property.  Annex A summarizes the main terms of each series issued by the trust.

Ratings

The depositors have hired ___ nationally recognized statistical rating organizations, or “rating agencies” to assign credit ratings to the Series 20__-__ notes.  The depositors have also hired nationally recognized statistical rating organizations to rate the notes of other series issued by the trust, who are also referred to as “rating agencies” when referring to ratings of other series.

The ratings of the notes reflect the likelihood of the timely payment of interest on, and the ultimate payment of principal of, the notes according to their terms.  Each rating agency rating the notes will monitor the ratings under its normal surveillance process.  Ford Credit has agreed to provide ongoing information about the notes and the receivables to each rating agency.  A rating agency may change or withdraw an assigned rating at any time.  A rating action taken by one rating agency may not necessarily be taken by another rating agency.  No transaction party will be responsible for monitoring any changes to the ratings on the notes.

Tax Status

If you purchase a note, you agree by your purchase that you will treat your note as debt for U.S. federal, state and local income and franchise tax purposes.

________________ will deliver its opinion that, for U.S. federal income tax purposes:

•      the offered notes will be treated as debt, and

•      the trust will not be classified as an association or publicly traded partnership taxable as a corporation.

For more information about the application of U.S. federal, state and local tax laws, you should read “Tax Considerations.”

ERISA Considerations

The offered notes generally will be eligible for purchase by employee benefit plans.

For more details about the treatment of the notes under ERISA, you should read “ERISA Considerations.”

Investment Considerations

The trust is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940 and, in making this determination, is relying on the exemption in [Rule 3a-7] of the Investment Company Act of 1940, although other exclusions or exemptions may also be available to the trust.  The trust is structured not to be a “covered fund” under the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” commonly known as the Volcker Rule.

Contact Information for the Depositors

Ford Credit Floorplan Corporation or

Ford Credit Floorplan LLC

c/o Ford Motor Credit Company LLC

c/o Ford Motor Company

World Headquarters, Suite 802-A3

One American Road

Dearborn, Michigan 48126

Attention:  Ford Credit SPE Management Office

Telephone number:  (313) 594-3495

Email:  FSPEMgt@ford.com

Contact Information for the Servicer

Ford Motor Credit Company LLC

c/o Ford Motor Company

World Headquarters, Suite 802-A3

One American Road

Dearborn, Michigan 48126

Attention:  Securitization Operations Supervisor

Telephone number:  (313) 248-9379

Fax number:  FDSecops@ford.com

Website:  www.fordcredit.com

CUSIP Numbers

CUSIP
Class A[-1] notes
[Class A-2 notes]
[Class B notes]
[Class C notes]
[Class D notes]

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase any of the notes.

The assets of the trust are limited and are the only source of payment for your notes

The trust will not have assets or sources of funds other than the receivables and related property it owns.  Credit enhancement is limited.  Your notes will not be insured or guaranteed by Ford Credit or any of its affiliates or anyone else.  If these assets or sources of funds are insufficient to pay your notes in full, you will incur losses on your notes.

[The Class B, Class C and Class D notes will be subject to greater risk because of subordination

The Class B notes will bear greater risk than the Class A notes because no interest will be paid on the Class B notes until all interest on the Class A notes is paid in full, and no principal will be paid on the Class B notes until the principal amount of the Class A notes is paid in full.  The Class C and Class D notes bear even greater risk because of similar subordination to all more senior classes of notes.]

A decline in the sale of dealer vehicle inventory or a decline in dealer vehicle inventory levels could result in accelerated, reduced or delayed payments on your notes

The willingness of dealers to purchase new vehicle inventory depends to a large extent on their ability to sell their existing vehicle inventory.  The ability of dealers to sell their vehicle inventory is directly affected by a variety of economic, market and social factors, including competition in the automobile industry, which factors will also ultimately affect the size of Ford Credit’s dealer floorplan portfolio.  Examples of factors which could negatively impact the ability of dealers to sell vehicle inventory and vehicle inventory levels are:

•      a decline in the manufacture and sale of Ford vehicles due to an economic downturn, a labor disruption, competitive pressure, changes in the preferences of buyers of cars, trucks and utility vehicles, or production interruptions due to vehicle recalls, supply chain disruptions, natural disasters or other factors,

• a change in Ford’s vehicle marketing or purchase incentive programs,

• seasonal fluctuations in the sale of vehicles,

• a change in the number of dealer franchises,

• changes in the terms offered by Ford Credit to dealers to finance their vehicle inventory, including the interest rates charged or the sizes of the credit lines,

• competition from banks or other financing sources available to dealers,

• government actions, including actions that encourage consumers to purchase certain types of vehicles; or

• other factors such as significant vehicle recalls.

The rate of dealer vehicle sales, the level of dealer vehicle inventory and the size of Ford Credit’s dealer floorplan portfolio may change over time.  A significant reduction in the rate of dealer vehicle sales or in the level of dealer vehicle inventory, and any resulting decline in the size of Ford Credit’s dealer floorplan portfolio, could lead to an amortization event and could also adversely impact the amount of principal collections on the receivables, which could result in accelerated, reduced or delayed payments on your notes.

Economic, market and social factors could lead to slower sales of the vehicles, which could result in accelerated, reduced or delayed payments on your notes

Payment of the receivables depends primarily on the rate of financed vehicle sales by the dealers.  The rate of financed vehicle sales may change because of a variety of economic, market and social factors.  Economic factors include interest rates, unemployment levels, the rate of inflation, the price of gasoline, the price of commodities used in the production of vehicles and consumer perception of general economic conditions.  Ford’s discretionary use of incentive programs, including manufacturers’ rebate programs and low-interest rate financing, may also affect the rate of financed vehicle sales..  Various market factors, including the introduction or increased promotion by other manufacturers of competitive models offering perceived advantages in performance, reliability, and fuel economy, may reduce sales of Ford vehicles.  Social factors include consumer perception of Ford-branded products in the marketplace, changes in consumer demand for certain vehicle segments, consumer demand for vehicles generally and government actions, including actions that encourage consumers to purchase certain types of vehicles.

We cannot predict whether or to what extent economic, market or social factors will affect the level of sales.  A prolonged decline in the level of sales could result in accelerated, reduced or delayed payments on your notes.

A decrease in the dealer payment rate could result in accelerated, reduced or delayed payments on your notes

The payment of principal of your notes will depend primarily on dealer payments of the receivables.  Dealers are generally required to pay a receivable on the sale of the financed vehicle.  The timing of these sales is uncertain, and particular patterns of dealer payments may or may not occur.  The actual amount of available investor principal collections will depend on factors such as the rate of payment and the rate of default by dealers.  Any significant decline in the dealer payment rate on the receivables during the controlled accumulation period or the early amortization period for your notes could result in reduced or delayed payments on your notes.  Alternatively, if the average monthly payment rate for three consecutive months is less than __%, an amortization event will occur, which could result in accelerated payments on your notes.

An increase in the dealer payment rate and/or a decrease in the origination of new receivables could result in accelerated payments on your notes

If the dealer payment rate during the revolving period significantly exceeds the rate at which new receivables are originated — which could occur as a result of an increase in the rate of sales of financed vehicles, including increases resulting from manufacturer incentive programs or government actions that encourage consumers to purchase vehicles, or a decrease in the origination of new receivables, or both — principal collections otherwise payable to the depositors may be accumulated in the excess funding account to maintain the net adjusted pool balance at a stated level.  However, if the amount in the excess funding account exceeds __% of the sum of the adjusted invested amounts of all series issued by the trust for three consecutive months, an amortization event will occur, which could result in accelerated payments on your notes.

A decline in the financial condition or business prospects of Ford, Ford Credit or Ford-franchised dealers could result in losses on your notes

The receivables owned by the trust are originated primarily through the financing provided by Ford Credit to Ford-franchised dealers.  The level of receivables depends on Ford’s continuing ability to manufacture vehicles and to maintain franchise dealer relationships, on Ford Credit’s ability to provide financing and on the amount of vehicle inventory that Ford-franchised dealers are willing to hold, and the amount of principal collections on these receivables will depend on the dealers’ ability to sell these vehicles.  The ability of Ford, Ford Credit and Ford-franchised dealers to compete in their industry environments will affect the amount of new receivables that are originated and the dealers’ ability to sell vehicles, which ultimately will affect the amount of principal collections and the payment rates on the receivables.  A decline in the financial condition or business prospects of Ford, Ford Credit or Ford-franchised dealers could have an adverse effect on these factors, which could result in losses on your notes.

If an economic downturn occurs, the financial condition and business prospects of the participants in the U.S. auto industry, including Ford, Ford Credit and Ford-franchised dealers, could be adversely affected.  A decline in the financial condition or business prospects of Ford could also have an adverse effect on Ford Credit and the Ford-franchised dealers.

An economic downturn or a decline in the financial condition or business prospects of Ford could adversely affect the Ford-franchised dealers’ ability to sell vehicles, the level of consumer demand for Ford-vehicles, the market value of the vehicles securing the receivables, and the ability of Ford Credit, as servicer, to service the receivables or honor its commitment to repurchase receivables due to breaches of representations, which could result in losses on your notes.

For additional sources of information about Ford and Ford Credit, you should read “Where You Can Find More Information.”

Increased losses could result in accelerated, reduced or delayed payments on your notes

Historical losses experienced by the trust or by Ford Credit on its dealer floorplan portfolio may not indicate future performance of the trust’s receivables.  Losses could increase significantly for a variety of economic, market or social factors, including adverse changes in the local, regional or national economies, adverse changes in the business prospects of Ford or Ford Credit or decreases in the market value of the financed vehicles in the absence of manufacturer incentives, dealer fraud or due to other events.  A significant increase in losses on the receivables could result in accelerated, reduced or delayed payments on your notes.

For more information about the performance of Ford Credit’s dealer floorplan portfolio, you should read “Sponsor and Servicer — Dealer Floorplan Portfolio Performance.”

Amortization events could result in accelerated payments on your notes

If an amortization event occurs, it may accelerate the date of final payment of your notes.  You may not be able to reinvest the principal paid to you earlier than expected at a rate of return that is equal to or greater than the rate of return on your notes.

For more information about amortization events, you should read “Description of the Notes — Amortization Events.”

Bankruptcy of Ford Credit could result in delays in payment or losses on your notes

If Ford Credit becomes subject to a bankruptcy proceeding, you could experience delays in payments or losses on your notes.  A bankruptcy court could decide that Ford Credit effectively still owns the receivables because the sale of the receivables to the depositors was not a “true sale” or the assets and liabilities of the depositors should be consolidated with those of Ford Credit for bankruptcy purposes.  If a court were to reach this conclusion, payments on your notes could be reduced or delayed due to:

•      the “automatic stay” of the U.S. federal bankruptcy laws that prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the bankruptcy court and other U.S. federal bankruptcy laws that permit substitution of collateral in limited circumstances,

• tax or government liens on Ford Credit’s property that was existing before the sale of the receivables to the trust having a claim on collections that is senior to your notes, or

• the trust not having a perfected security interest in the vehicles or any cash collections held by Ford Credit at the time the bankruptcy proceeding starts.

In addition, the transfer of receivables by the depositors to the trust, although structured as a sale, may be viewed as a financing because the depositors retain the depositor interest in the trust.  If a court were to decide that the transfer was not a sale or the depositors were consolidated with Ford Credit if Ford Credit is bankrupt, the notes would benefit from a security interest in the receivables but the receivables would be owned by Ford Credit and payments could be delayed, collateral substituted or other remedies imposed by the bankruptcy court that could cause delays in payment or losses on your notes.

A bankruptcy or insolvency proceeding involving Ford Credit may also adversely affect the rights and remedies of the trust and payments on your notes in other ways, whether or not the transfer of the receivables is considered a “true sale.”  For example:

•      as noted above, the “automatic stay” may prevent the exercise by the trust and others of their rights and remedies against Ford Credit and others, such as a right to replace Ford Credit as servicer or the right to require it to repurchase receivables due to a breach of a representation, and/or

• Ford Credit may be permitted to reject some agreements to which it is a party, including the sale and servicing agreements, and not be required to perform its obligations under those agreements.

For more information about the effects of a bankruptcy on your notes, you should read “Important Legal Considerations — Bankruptcy Considerations.”

Ford’s failure to pay adjustment fees or to pay amounts relating to third-party financed in-transit receivables could result in delays in payments or losses on your notes

Ford is obligated to pay adjustment fees to the servicer for any in-transit receivables held by the trust and to pay to the servicer principal collections that it receives on behalf of the dealers from any third-party finance sources relating to in-transit receivables.  Each adjustment fee will be calculated based on an agreed on rate and the number of days during the “in-transit period,” which is generally the period from shipment to delivery of the vehicle, and will be treated as interest collections.  Failure by Ford to pay adjustment fees or to pay principal collections relating to third-party financed in-transit receivables for any reason could result in shortfalls in amounts available to pay your notes and could result in delays in payments or losses on your notes.

The termination of dealer financial assistance or failure to honor repurchase obligations by Ford could result in losses on your notes

Ford has on occasion in the past provided discretionary financial assistance to dealers and limited commitments to repurchase from the dealers vehicles and parts in the dealer’s inventory for termination of a dealer franchise.  This financial assistance includes incentive programs, marketing support programs, interest reimbursement programs and purchase of new, current model year vehicles in the dealer’s inventory for the termination of a dealership.  If Ford were unable to provide, or elected to terminate, this financial assistance or failed to honor its repurchase commitment for any reason, losses on the receivables could increase and you could incur losses on your notes.

For more information about the financial assistance provided by Ford, you should read “Sponsor and Servicer — Servicing and Dealer Relations — Manufacturer Financial Assistance Programs for Dealers.”

[The interest rates on the receivables may fluctuate differently than the interest rates on the notes, which may result in accelerated, reduced or delayed payments on your notes

The receivables bear interest at a variable rate based on the prime rate, which may be changed or reduced by Ford Credit.  The fixed rate notes accrue interest at a fixed rate, so if the interest rate on the receivables declines the notes may be adversely affected.  The floating rate notes accrue interest at a variable rate based on one-month LIBOR, so if LIBOR increases at a greater rate than the prime rate or the prime rate declines at a greater rate than LIBOR the notes may be adversely affected.  If the interest rate on the receivables declines, interest collections allocated to the notes may be reduced without a corresponding reduction in the amounts payable as interest on the notes.  If interest collections are insufficient to pay interest on the notes, an amortization event will occur, which could result in accelerated, reduced or delayed payments on your notes.  The trust is not entering into interest rate hedge agreements to protect either the fixed rate notes or the floating rate notes against fluctuations in the interest rate on the receivables.]

Ford Credit’s ability to change the terms of the receivables could result in accelerated, reduced or delayed payments on your notes

Ford Credit continues to own the accounts in which the receivables are originated.  As the owner of the accounts, Ford Credit may change the terms of the receivables, including the interest rates or adjustment fees and the payment terms.  Ford Credit’s ability to change the terms of the receivables could result in accelerated, reduced or delayed payments on your notes.

The addition or removal of receivables may decrease the credit quality of the trust property securing your notes and could result in accelerated, reduced or delayed payments on your notes

The receivables in the trust will change every day.  The depositors may choose, or be obligated, to sell to the trust receivables originated in additional designated accounts.  While each additional designated account must be an eligible account at the time of its designation to the trust, additional designated accounts may not be of the same credit quality as the accounts currently designated to the trust and may have different terms.  The depositors may also choose to redesignate accounts from the trust and remove the related receivables.  If the addition or removal of receivables reduces the credit quality of the trust property, it will increase the likelihood of accelerated, reduced or delayed payments on your notes.

The depositors may change certain eligibility criteria and certain requirements for the trust and the notes without the consent of any noteholder or other person, which could result in reduced or delayed payments on your notes

The depositors may change the overconcentration definitions and/or increase or reduce the reserve account required amount for your notes.  The depositors can make these changes so long as the rating agency condition has been satisfied for each rating agency then rating each series or, for the reserve account required amount and the overconcentration definitions, your series.  If the depositors make any of these changes, it may result in reduced or delayed payments on your notes.

Issuance of additional series by the trust could affect the timing and amounts of the payments on your notes

The trust may issue additional series from time to time without your consent.  The terms of a new series could be different from your series, which could affect the timing and amounts of payments on other series.  For instance, different expected final payment dates and series early amortization events may cause some series to amortize earlier than your series.  In addition, because some actions require the consent of a majority of each series, additional series may dilute the voting rights of your notes.  The interests of the holders of a new series could be different from your interests.

You may not receive your principal on the expected final payment date because of other series being in or entering into an accumulation or amortization period

If your series were to enter the controlled accumulation period or the early amortization period while another series in principal sharing group one is either in an accumulation or amortization period or entering an accumulation or amortization period, available investor principal collections from that series may not be available to make payments on your notes.  Other series in principal sharing group one may have different terms, such as an earlier expected final payment date or different series early amortization events, that could cause the series to amortize earlier than your series.  As a result, the principal payments on your notes may be reduced and final payment of the principal of your notes may be delayed.  Also, the shorter the controlled accumulation period for the notes of your series, the greater the likelihood that payment in full of the notes of your series on the expected final payment date will depend on available investor principal collections from other series in principal sharing group one to pay principal of your notes.

Failure to pay principal of a note will not be an event of default until its final maturity date

The trust will not be obligated to pay a stated amount of principal of any note on any date other than its outstanding principal amount on its final maturity date.  Failure to pay principal of a note will not be an event of default until its final maturity date.

Federal financial regulatory reform could have an adverse impact on Ford Credit, the depositors or the trust

The Dodd-Frank Act is extensive legislation that impacts financial institutions and other non-bank financial companies, such as Ford Credit.  The Dodd-Frank Act created the Consumer Financial Protection Bureau, a new agency responsible for administering and enforcing the laws and regulations for consumer financial products and services.  In June 2015, the Consumer Financial Protection Bureau issued a final rule giving it authority to supervise the largest nonbank automotive finance companies, including Ford Credit.  This is expected to lead to an examination of Ford Credit for compliance with consumer financial protection laws as early as 2015.

In addition, the Dodd-Frank Act increased the regulation of the securitization and derivatives markets.  Many of the new requirements are the subject of implementing regulations, some of which have not yet been finalized.  Until all implementing regulations are finalized, it is not clear whether the new requirements will have an adverse impact on the servicing of the receivables, on Ford Credit’s securitization programs or on the regulation and supervision of Ford Credit, the depositors or the trust.

For more information about potentially applicable provisions of the Dodd-Frank Act, you should read “Important Legal Considerations — The Dodd-Frank Act.”

The Dodd-Frank Act created an alternative liquidation framework under which the FDIC may be appointed as receiver for the resolution of a non-bank financial company if the company is in default or in danger of default and the resolution of the company under law would have serious adverse effects on financial stability in the United States.  It is not clear whether the liquidation framework would apply to Ford Credit, the depositors or the trust.  The expectation is that the framework will be invoked only very rarely.  Guidance from the FDIC indicates that the framework will be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime that would apply to Ford Credit, the depositors and the trust.  A portion of the FDIC guidance will apply for a transition period, and this guidance states that, for revolving trusts and master trusts, it will apply to securities issued before the end of the transition period.  However, this guidance does not indicate how the framework will be applied if the revolving trust or master trust were to issue additional securities after the end of the transition period.  It is not clear whether the FDIC would apply the framework according to this guidance to a revolving trust or master trust that issues securities after the end of the transition period.  As a result, although your series will be issued before the end of the transition period, it is not clear whether this guidance will continue to apply to your series if the trust were to issue additional series after the end of the transition period.  However, additional series may only be issued if the rating agency condition has been satisfied for your series.  If the FDIC were appointed as receiver for Ford Credit, the depositors or the trust, or if future regulations or FDIC actions are contrary to the FDIC guidance, you may have delays in payments or losses on your notes.

For more information about the framework, you should read “Important Legal Considerations — The Dodd-Frank Act.”

Loss of security in the financed vehicle and the junior status of the trust’s interest in other assets of the dealers could result in delays in payments or losses on your notes

The trust will have a security interest in the financed vehicles securing the receivables sold to the trust.  However, at the time that a dealer sells a financed vehicle, the security interest of the trust in the vehicle generally will terminate, regardless of whether the dealer pays for the vehicle.  Consequently, if a dealer sells a vehicle and fails to pay the related receivable, the trust will not have recourse to the vehicle, which could result in delays in payments or losses on your notes.

The trust may also have junior security interests in other assets of a dealer granted by some of the dealers to secure the receivables sold to the trust.  These security interests, however, will be subordinate to the senior interests of Ford Credit in these other assets.  Accordingly, any security held by the trust in these other assets may not be available to support the notes, which could result in delays in payments or losses on your notes.

For more information about the security interests in vehicles and other dealer assets, you should read “Sponsor and Servicer — Origination and Underwriting — Security Interests in Vehicles and Other Dealer Assets.”

The servicer’s commingling of collections it holds with its own funds could result in delays in payments or losses on your notes

The servicer will be required to deposit collections on the receivables in the collection account within two business days or on a monthly basis, depending on its credit ratings.  Until then, the servicer may commingle collections on the receivables with its own funds and may invest collections at its own risk and for its own benefit.  If the servicer does not deposit these funds in the collection account when required for any reason, which could occur if the servicer were to become subject to a bankruptcy proceeding, you could experience delays in payments or losses on your notes.

The absence of a secondary market for your notes, financial market disruptions and a lack of liquidity in the secondary market could adversely affect the market value of your notes and/or limit your ability to resell them

If a secondary market for your notes does not develop, it could limit your ability to resell them.  This means that if you want to sell your notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a secondary market existed.  The underwriters may assist in the resale of notes, but they are not required to do so.  If a secondary market does develop, it might not continue, it might be disrupted by events in the global financial markets or it might not be sufficiently liquid to allow you to resell your notes.

You may have limited or no ability to control actions under the indenture

Your remedies will be limited if an event of default occurs for your notes.  Under the indenture, noteholders holding a stated percentage of the note balance of a series or all the notes issued by the trust may take actions, or may direct the indenture trustee to take actions, following an event of default, including accelerating the notes.  These actions may be contrary to the actions that you determine to be in your best interest.  In the case of votes by series, the most senior class of notes will generally be substantially larger than the subordinate classes.  The holders of the most senior class will therefore generally have the ability to control the actions to be taken, and these actions may be contrary to the interests of the holders of the subordinate classes.

For more information about your rights on an event of default, you should read “Description of the Notes — Events of Default and Acceleration.”

Geographic concentration may increase risk of accelerated, reduced or delayed payments on your notes	On _______, 20__, the location of the dealers relating to the receivables owned by the trust are concentrated by pool balance in the following states: ______ ___% ______ ___% ______ ___% ______ ___%

No other state has more than 5% of the receivables owned by the trust on that date.  Economic conditions or other factors affecting states with a high concentration of receivables could adversely impact the performance of the receivables and could result in reductions and delays in payments on the receivables and cause accelerated, reduced or delayed payments on your notes.

[If receivables from any state or geographic region represent 10% or more of the pool balance, disclosure of any economic or other factors specific to such state or region that may materially impact the pool or the cash flows to be added.]

For more information about the geographic distribution of the receivables owned by the trust, you should read “Trust Property — Trust Pool.”

Delays in collecting payments could occur if Ford Credit is not the servicer

If Ford Credit is terminated as servicer, the processing of payments on the receivables and information relating to collections could be delayed, which could result in delayed payments on your notes.  Ford Credit may be terminated as servicer if it defaults on its servicing obligations or if there is a bankruptcy of Ford Credit.

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability.  The ratings reflect each rating agency’s assessment of the future performance of the receivables, the credit enhancement on the notes and the likelihood of repayment of the notes.  The notes may not perform as expected and the ratings may be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the receivables or errors in analysis.  Other series of notes issued by the trust have been downgraded by one or more of the rating agencies in the past.  None of the depositors, the sponsor or any of their affiliates will be obligated to replace or supplement credit enhancement or to take another action to maintain any ratings on the notes.  If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor hired ___ rating agencies that are nationally recognized statistical rating organizations, or “NRSROs,” and will pay them a fee to assign ratings on the notes.  The sponsor has not hired another NRSRO to assign ratings on the notes and is not aware that another NRSRO assigned ratings on the notes.  However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO to make it possible for non-hired NRSROs to assign unsolicited ratings on the notes.  An unsolicited rating could be assigned at any time, including before the closing date, and none of the depositors, the sponsor, the underwriters or any of their affiliates will be obligated to inform you of any unsolicited ratings assigned after the date of this prospectus.  NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements.  If any non-hired NRSRO assigns an unsolicited rating on the notes, it may be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.  In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

You should make your own evaluation of the future performance of the notes and the receivables, the credit enhancement on the notes and the likelihood of repayment of the notes, and not rely solely on the ratings on the notes.

[The allocation of the principal amount of the Class A notes is unknown

The allocation of the principal amount of the Class A notes between the Class A-1 and Class A-2 notes may not be determined until the day of pricing.  A higher allocation to the Class A-1 notes will correspondingly increase the exposure of the trust to decreases in the floating interest rate payable on the receivables.  In addition, a reduction in liquidity in the secondary market for the Class A-1 or Class A-2 notes may result if either class has a small principal amount compared to the other.]

Retention of notes by the depositors or an affiliate of the depositors could adversely affect the market value of your notes and/or limit your ability to resell your notes

Some or all of one or more classes of the notes may be retained by the depositors or conveyed to an affiliate of the depositors.  As a result, the market for a retained class of notes may be less liquid than would otherwise be the case and, if any retained notes are later sold in the secondary market, it could reduce demand for notes of the same class already in the market, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

SPONSOR AND SERVICER

General

Ford Credit was established in 1959 to provide financing for Ford vehicles and support Ford dealers.  Ford Credit is a Delaware limited liability company and is a wholly-owned subsidiary of Ford.

Ford Credit provides a wide variety of automotive financing products to and through motor vehicle dealers throughout the world.  Ford Credit’s primary financing products are:

•      Retail financing — purchasing retail installment sale contracts and leases from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets,

•      Wholesale financing — making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, and

•      Other financing — making loans to dealers for working capital, improvements to dealership facilities, and to purchase or finance dealership real estate.

Ford Credit also services the finance receivables and leases it originates and purchases, makes loans to Ford affiliates, purchases some receivables of Ford and its subsidiaries and provides insurance services related to its financing programs.

Ford Credit earns its revenue primarily from:

•      payments on retail installment sale contracts and leases that it purchases,

•      interest supplements and other support payments from Ford and affiliated companies on special rate financing programs, and

•      payments on wholesale and other dealer loan financing programs.

Ford Credit provides financing services to and through dealers of Ford and Lincoln brand vehicles and non-Ford vehicles also sold by these dealers and their affiliates.  Ford Credit and its subsidiaries provide floorplan and capital financing to automobile dealers throughout the world and provide credit to these dealers’ customers by purchasing retail installment sale contracts and leases from dealers.  Most of the dealers are privately owned and financed and are Ford-franchised dealers that sell or lease vehicles manufactured by Ford under the Ford and Lincoln brands.  A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford.

Ford Credit will be the sponsor of the series in which the notes will be issued.  Ford Credit will be the servicer of the receivables and the securitization transactions and the administrator for the trust.

As sponsor, Ford Credit will be responsible for structuring the series, selecting the transaction parties and paying the expenses of maintaining the trust, legal fees of some transaction parties, rating agency fees for rating the notes and other transaction expenses.  Ford Credit establishes floorplan finance accounts with dealers in the ordinary course of its business and selected the accounts designated to the trust from its dealer floorplan portfolio.  Ford Credit will make representations about the characteristics of the receivables and the related designated accounts.  If a representation is later discovered to have been untrue when made and the breach has a material adverse effect on a receivable, Ford Credit must repurchase the receivable unless it corrects the breach in all material respects before the date it is required to repurchase the receivable.

For more information about the representations and repurchase obligations, you should read “Trust Property — Representations About Receivables” and “— Obligation to Repurchase Receivables.”

Ford Credit’s wholly-owned subsidiaries, the depositors, will retain the depositor interest in the trust.  The depositor interest represents the ownership interest in the trust and the rights to all trust property not allocated to any series.  The depositor interest is generally made up of:

•      a principal component, or the depositor amount, which represents the right to the principal collections on the portion of the receivables that have not been allocated to any series, and

•      an interest component which represents the right to receive (a) interest collections on the portion of the receivables relating to the depositor amount and (b) excess spread for each series that is not needed to make payments on that series.

A portion of the depositor amount equal to the available subordinated amount for each series is subordinated to the notes of that series and provides credit enhancement for that series.  The depositor interest is not hedged by the sponsor, the depositor or any of their affiliates.

For more information about the depositor interest and the credit enhancement provided by the available subordinated amount, you should read “Pool Balance, Depositor Amount and Allocations — Required Depositor Amount” and “Credit Enhancement — Available Subordinated Amount.”

[To be added for offerings after December 24, 2016:]  [For more information about the required retention of credit risk in the transaction by the sponsor, you should read “Credit Risk Retention.”]

Ratings of Sponsor and Servicer

As of the date of this prospectus, Ford Credit’s senior unsecured debt ratings are:

	S&P	Moody’s	Fitch	DBRS
Short-term debt ratings
Long-term debt ratings
Outlook

[Although the rating agencies have raised or indicated a more favorable outlook on Ford Credit’s debt ratings recently, the rating agencies had previously lowered Ford Credit’s debt ratings and may change the ratings or downgrade Ford Credit at any time.]

Based on its present ratings above, Ford Credit, as servicer, will be required to deposit collections on the receivables in the collection account within two business days of applying these amounts to the dealer accounts.

For more information about the deposit of collections, you should read “Servicing — Deposit of Collections.”

Securitization Experience

Ford Credit has securitized its assets since 1988.

Ford Credit’s securitization programs are diversified across asset classes and markets.  Ford Credit sponsors securitization programs for retail installment sale contracts, operating leases and the related vehicles and dealer floorplan receivables.  Ford Credit participates in a number of international securitization markets, including the United States, Canada, Europe (primarily in the United Kingdom and

Germany), Mexico and most recently China.  Ford Credit also participated in the securitization markets in Japan and Australia and other European countries.

In the United States, Ford Credit sponsors a number of securitization and structured financing programs in which it sells receivables in the public markets and in private transactions.  In addition to selling receivables to trusts making registered public offerings or private placements of asset-backed securities, Ford Credit regularly sells retail installment sale contracts to a large number of multi-seller asset-backed commercial paper conduits and other banks and financial institutions.

Ford Credit securitizes its assets because the market for securitization of financial assets usually provides the company with a lower cost source of funding than other alternatives, diversifies funding among different markets and investors, and provides additional liquidity.  Ford Credit meets a significant portion of its funding requirements through securitizations for these reasons.  Securitization is a core component of Ford Credit’s funding strategy.

For more information about Ford Credit’s securitization programs and its funding strategy, please read Ford Credit’s Annual Report on Form 10-K which is available on Ford Credit’s website at www.fordcredit.com.

Securitization Program for Dealer Floorplan Receivables

Ford Credit has had a publicly registered securitization program for dealer floorplan receivables in the United States since 1992.  Ford Credit’s first master trust was established that year and issued seven series of publicly registered asset-backed securities through 1997.  Ford Credit’s current master trust was established in 2001 and has issued more than __ series, including publicly registered or Rule 144A asset-backed term notes and privately placed asset-backed term notes and variable funding notes.  Annex A lists the main terms of other series outstanding.  The notes offered by this prospectus are part of this program.  [Ford Credit has never received a demand to repurchase or replace any receivable backing the asset-backed notes offered in this program due to a breach of representations made about the receivables.]  Repurchases of receivables due to Ford Credit’s discovery of a breach of representations have been immaterial in this program.  [None of the asset-backed securities offered in this program have experienced any losses or events of default and Ford Credit has never taken any action out of the ordinary in any transaction to prevent losses or events of default.].

Origination and Underwriting

Ford Credit is the primary source of financing for Ford-franchised dealers who sell Ford and Lincoln brand vehicles.  Historically, Ford Credit financed approximately 80% of all Ford and Lincoln dealer new vehicle inventory.  Ford Credit also provides financing for dealers affiliated with Ford-franchised dealers who sell vehicles from manufacturers other than Ford.

Origination of Receivables.  Each receivable represents the right to receive payments from the dealer in connection with the financing of a vehicle for the dealer’s inventory.  A dealer’s inventory may include new and used cars, light, medium and heavy trucks, and utility vehicles, such as sport utility vehicles and cross-over utility vehicles.  Medium and heavy trucks are typically delivered in the form of incomplete vehicles or chassis cabs, which may be sent by the dealer to a third-party upfitter or converter for completion.  A dealer’s inventory may also include vehicles intended for fleet sales, generally defined as sales of ten or more vehicles to a single purchaser at one time.  A small portion of a dealer’s inventory may also consist of demonstrator, daily rental and service loaner vehicles.  Each receivable is secured by the related vehicle and may be secured by other dealer assets as described in “— Security Interests in Vehicles and Other Dealer Assets” below.

Ford Credit categorizes the financed vehicles as new vehicles or used vehicles for the purposes of setting the financing terms and establishing the size of credit lines.  New vehicles are currently untitled vehicles and vehicles used by the dealer for demonstration purposes or as service loaner vehicles.  To encourage dealers to purchase certain vehicles, Ford Credit also finances at new vehicle rates “program vehicles,” or previously titled vehicles, including vehicles previously subject to Ford Credit’s retail lease programs, purchased by a dealer from Ford Credit or at an auction conducted by Ford.  In recent years, new vehicle financing was approximately [91]% of Ford Credit’s floorplan portfolio and used vehicle financing, including program vehicles and customer trade-ins, was approximately [9]%.

Under the agreement between the dealer and Ford, the dealer is obligated to purchase a vehicle when the vehicle is released by Ford for shipment to the dealer and must pay for the vehicle when the vehicle is delivered.  During the period from the date of release from the factory or customs, as applicable, to the date of delivery to the dealer, or the “in-transit period,” Ford retains an interest in the vehicle securing the dealer’s obligation to pay Ford.  Each of these payment obligations, together with Ford’s security interest in the related vehicle and Ford’s rights under its agreement with the dealer, is sold to Ford Credit under a sale and assignment agreement at a price equal to 100% of the wholesale invoice price of the vehicle.  Ford also agrees to pay Ford Credit an “adjustment fee” on the wholesale invoice price based on an agreed rate (currently, the prime rate designated from time to time by selected financial institutions plus [0.30]% per annum) and the number of days in the in-transit period.  A dealer’s financing source may be Ford Credit or another financial institution.  On delivery of the vehicle, if the dealer’s financing source is not Ford Credit, the financing source will pay to Ford on behalf of the dealer an amount equal to 100% of the wholesale invoice price, and Ford will pay the amount to Ford Credit under the sale and assignment agreement.  If Ford Credit is the financing source, the dealer’s obligation to pay Ford for the purchased vehicle will be exchanged at the time of vehicle delivery for the related new obligation of the dealer to repay Ford Credit under the dealer’s floorplan financing agreement with Ford Credit.  In recent years, in-transit vehicle financing ranged from approximately [13]% to [27]% of Ford Credit’s floorplan portfolio, depending on seasonality of dealer vehicle ordering practices and manufacturer production schedules.

Ford Credit generally finances 100% of the wholesale invoice price of new vehicles during the in-transit period, and if Ford Credit is the dealer’s financing source, from the date the vehicle is delivered to the dealer.  The wholesale invoice price includes destination charges, a dealer holdback amount, if any, and other miscellaneous amounts.  The holdback amount is set by the manufacturer and is currently [3]% of the manufacturer’s suggested retail price for Ford brand vehicles, but may change from time to time.  The holdback amount is generally later returned to the dealer by the manufacturer.  Sometimes, the wholesale invoice price for new model vehicles may change after vehicle delivery to reflect a change in the vehicle purchase program (for example, from a retail purchase program to a fleet purchase program) or other manufacturer pricing changes.  In this case, the related receivable will be adjusted to reflect the final invoice price as determined by the manufacturer and the related dealer.  For program vehicles, Ford Credit finances the purchase price (including buyer fees, transportation costs and/or auction fees, if any) from the date of the dealer’s purchase of the vehicle.  For used vehicles, Ford Credit generally finances up to 100% of the wholesale book value of the used vehicle as shown in selected trade publications such as the National Auto Dealers Association Official Used Car Guide from the date the dealer requests financing and has delivered evidence of vehicle title to Ford Credit.  If a program vehicle or a used vehicle is reconditioned or certified under Ford’s certified pre-owned vehicle program, the amount financed may also include a certification fee and reconditioning costs.

Credit Lines.  Ford Credit extends floorplan financing under established credit lines.  A dealer may have multiple credit lines for different types of vehicles, such as new, used, program vehicles, medium and heavy truck, fleet, demonstrator or service loaner vehicles.  The typical dealer will have new, used and program vehicle credit lines for its car, light-truck and utility vehicle inventory.  A dealer who engages in significant medium- and heavy-truck or fleet business may have a medium- and heavy-truck credit line or a fleet credit line.  A dealer may also have a demonstrator credit line or a daily rental or service loaner credit line.  However, a dealer without those credit lines may have medium and heavy trucks, fleet, demonstrator or service loaner vehicles on its new or used credit lines.  Unless a dealer has a fleet credit line, vehicles ordered under Ford fleet programs typically are placed on a dealer’s new vehicle credit line.

The size of each credit line that Ford Credit offers a dealer is primarily based on the dealer’s historical sales rate.  In the case of a new dealer, the credit line is based on the dealer’s expected sales rate.  The amount of a credit line is reviewed periodically.  A new vehicle credit line is generally set at an amount sufficient to finance, on average, a 60-day supply of new vehicles, but may be set at a higher or lower level.  New vehicle credit lines are guidelines, not absolute limits, and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including for seasonal variations in sales patterns.  Ford Credit generally sets new vehicle credit lines at a size lower than the anticipated peak inventory levels.  A used vehicle credit line is generally set at a size sufficient to finance, on average, a 30- to 45-day supply of used vehicles depending on the risk rating of the dealer, but may be set at a higher or lower level.  Used vehicle credit lines are strictly monitored and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval.

Once a dealer starts to floorplan vehicles from a particular manufacturer, Ford Credit generally finances all purchases of vehicles by the dealer from the manufacturer, up to the amount of the dealer’s credit line.  However, credit lines do not represent commitments, and Ford Credit may limit or suspend a credit line if, in its judgment, a dealer’s inventory is significantly overstocked or a dealer is experiencing financial difficulties.  If Ford Credit suspends a dealer’s credit line, Ford Credit may approve additional financing on a vehicle-by-vehicle basis.

Underwriting and Credit Review Process.  A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing with its financial and other information.  Ford Credit’s dealer credit department reviews the prospective dealer’s business, legal and operational structure, credit information, financial statements or tax returns and bank references, and it evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested.  The dealer credit department prepares a detailed written credit analysis, including a recommendation approving or denying the request for financing.  The written analysis and recommendation are then reviewed and approved or denied by Ford Credit at the appropriate level of credit approval authority.

Ford Credit’s underwriting and credit review process is entirely judgmental, because dealers have varying degrees of complexity in their legal and operational structures and business and financing needs.  However, standard credit review format guidelines are used for all dealers to ensure consistent credit decisioning.

The financing extended to a dealer depends on the financial strength of the dealer and the nature of its business and is tailored to suit the business and operational needs of the dealer, including the number of dealership locations, multiple manufacturer franchises, the types of vehicles included in the dealer’s inventory and any specialty services provided for certain types of vehicles or customers, such as fleet customers.  The level of credit approval authority is determined by the combination of types of financing extended to the dealer (such as floorplan credit lines, mortgage loans and working capital loans), the aggregate amount of financing extended to the dealer and other factors.  The most important factors that require a higher level of credit approval authority are the aggregate dollar amount of the dealer’s floorplan credit lines and other financing with Ford Credit, the size of certain types of floorplan credit lines that present more credit risk (such as used vehicle credit lines or fleet credit lines), whether other financing is extended to the dealer (such as mortgage loans or working capital loans) and a request for non-standard floorplan financing or processing terms, the approval of which, in some cases, depends on a dealer’s risk rating.

Most of Ford Credit’s dealer floorplan customers have been financing their vehicle inventories with Ford Credit for many years.  Due to the ongoing nature of these long-standing business relationships, Ford Credit typically performs a credit review of each dealer annually using a process similar to new dealer underwriting.

Ford Credit generally applies the same underwriting and credit review standards to Ford-franchised dealers and dealers franchised by other manufacturers.  Ford Credit’s financing decisions are made independently of Ford and Ford cannot require Ford Credit to provide financing for dealers who do not meet Ford Credit’s credit underwriting standards.

All dealers must sign a floorplan financing agreement with Ford Credit stating the terms of the financing.  Ford Credit maintains an account file for each dealer consisting of the floorplan financing agreement, documents, analysis and records used in the credit review process and electronic records on its receivables system of the dealer’s daily vehicle inventory and account balances.  Ford Credit maintains possession of paper documents in the account file, including the floorplan financing agreement, at its business centers in locked or badge secured locations with access limited employees with a business need.  Some dealer records are imaged and stored in an electronic storage system or created and maintained in Ford Credit’s dealer floorplan finance system.  Access to the electronic storage and receivables and dealer floorplan finance systems is limited to users having a business need and controlled by user identification and passwords.  The business centers and electronic storage and other systems are subject to disaster recovery and business continuity plans to ensure safekeeping and preservation of the account files and dealer and receivables information.

Dealer Risk Rating.  Ford Credit uses a proprietary scoring model to evaluate new dealer account originations and to perform dealer credit reviews.  This scoring model assigns each dealer a risk rating.  In creating this model, Ford Credit analyzed its historical dealer performance data to identify key factors about a dealer that it considered most significant in predicting a dealer’s ability to meet its financial obligations.  These factors are both objective and subjective, and include capitalization and leverage, liquidity and cash flow, profitability, and credit history with Ford Credit and other creditors.  A dealer’s risk rating does not reflect any personal or other guarantees or the net worth of a dealer owner.  Ford Credit regularly reviews its scoring model to confirm the continued business significance and statistical predictability of the factors and updates its model to incorporate new factors or other information that improves its statistical predictability.

Dealers are assigned a risk rating ranging from low risk to defaulted.  For purposes of this prospectus, dealer risk ratings are categorized in the following groups:

Group I	–	Dealers with strong to superior financial metrics.

Group II	–	Dealers with fair to favorable financial metrics.

Group III	–	Dealers with marginal to weak financial metrics.

Group IV	–	Dealers with poor financial metrics, including dealers classified as uncollectible.

A dealer’s risk rating may be adjusted after each credit review or at any time if circumstances warrant.

Security Interests in Vehicles and Other Dealer Assets.  The floorplan financing agreements grant Ford Credit a security interest in the financed vehicles and, in many cases, other dealer assets, such as vehicle parts inventory, equipment, fixtures, service accounts and dealership real estate.  In many cases, Ford Credit requires the individual owners of a dealer to guarantee the dealer’s floorplan obligations and, for dealers with a holding company structure, Ford Credit may require each level of ownership in the structure to provide a guarantee.  In its other lending activities, Ford Credit may make capital loans, mortgage loans or other advances to a dealer or its parent holding company or other affiliates that may also be secured by a security interest in the financed vehicles and in other dealer assets.

The security interest in a financed vehicle generally terminates at the time the vehicle is sold by the dealer, although the security interest continues in the identifiable proceeds of that sale.  If a dealer sells a vehicle and fails to pay the related receivable, Ford Credit will not have recourse to the vehicle and must seek payment from the dealer from the proceeds of the sale of the financed vehicle and from other dealer assets securing the receivable.  In addition, if a dealer delivers a financed vehicle to a third party, such as a chassis upfitter or converter that is also a vehicle dealer or a seller of similar vehicles, the vehicle could potentially be sold by the third party or become subject to a competing security interest of the finance source for the third party.  If this were to happen, Ford Credit may not have recourse to the vehicle and would have to seek payment from the dealer.

Insurance Coverage.  Under Ford Credit’s floorplan financing agreements, comprehensive insurance coverage for the financed vehicles is mandatory and generally is purchased through Ford Credit and included with the financing.  Ford Credit obtains this insurance from The American Road Insurance Company, an affiliated insurance company.  The American Road Insurance Company is currently rated [“A”] by A.M.  Best.  The insurance coverage is subject to deductibles per vehicle and per occurrence established by Ford Credit.  Collision coverage for the financed vehicles is not included with the financing.  Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies.

Ford Credit’s Dealer Floorplan Portfolio

	___ months ended __________,		Year ended December 31,
	20__	20__	20__	20__	20__	20__	20__
(Dollars in Millions)
Average principal balance (1)	$______	$______	$______	$______	$______	$______	$______

(1)      [For periods ending on or after ________________, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.  For periods ending before ________________, average principal balance for each period indicated is the average of the average principal balances for each month in that period based on the average of the daily principal balances for that month.]

Material Changes to Origination and Underwriting Policies and Procedures

[Dealer floorplan volumes are affected by market conditions and competitive pressures.  Ford sold its Volvo Car Corporation subsidiary in August 2010 in response to market conditions in the auto industry.  Following this sale, Ford Credit transitioned the financing for a small number of non-Ford affiliated Volvo dealers to other finance sources.  Production of Mercury vehicles ended in the fourth quarter 2010 and no new Mercury vehicle receivables remain in the trust pool.

In the third quarter of 2011, Ford Credit integrated its floorplan administration and dealer credit operations in its business centers to streamline processes and achieve efficiencies.

On October 1, 2012, Ford Credit lowered the prime rate floor for floorplan financing by 0.25%.  In March 2015, Ford Credit reduced the used vehicle floorplan interest rate to match the new vehicle floorplan interest rate.]

For more information about Ford Credit’s origination and credit underwriting policies and procedures, you should read “— Origination and Underwriting” above.

Servicing Experience

Ford Credit services the receivables and the securitization transactions.  Ford Credit is responsible for all servicing functions, except that the indenture trustee will be responsible for making payments to the noteholders based on information and calculations provided by the servicer.  Ford Credit has been the servicer for its dealer floorplan securitization program in the United States since its inception.  [None of the asset-backed securities in this program have experienced any losses or events of default.]  [Ford Credit has not had any material instances of noncompliance with the servicing criteria in its public floorplan securitization program.]  [If applicable, describe any material instances of noncompliance as required by Item 1108(b)(2) of Reg AB.]

As servicer of the receivables, Ford Credit will collect and apply payments, make any required adjustments to the receivables, monitor dealer payments and dealer inventories and maintain books and records relating to the accounts and receivables.  Ford Credit will service the receivables according to the policies and procedures that it uses in servicing dealer floorplan receivables for its own account.  Ford

Credit has comprehensive web-based servicing policies and procedures that ensure common servicing practices are used for all receivables.  These policies and procedures are described in “— Servicing and Dealer Relations” below.  Ford Credit’s servicing and collections systems maintain records for all accounts and receivables, track application of payments and maintain relevant information on the dealers and account status.

As is customary in the servicing industry, Ford Credit engages vendors, which may be affiliates, to perform certain servicing processes.  These processes include imaging documents, performing data entry and other administrative functions, verifying contract and financial information, generating form documents and reports, and performing on-site vehicle inventory audits.  Ford Credit requires all vendors to follow processes set by Ford Credit or agreed to between Ford Credit and the vendor and regularly monitors them for compliance.  Vendors do not have the discretion to make decisions that would materially affect agreed on processes, collections or the timing for amounts applied to the accounts and receivables.  Ford Credit believes these vendors could be easily replaced, if necessary.  Some vendors perform their services from locations outside of the U.S.

As servicer of the securitization transactions, Ford Credit will prepare monthly investor reports, provide payment instructions to the indenture trustee and prepare annual compliance reports.

Servicing and Dealer Relations

Ford Credit services the dealer floorplan accounts according to its policies and procedures.  Ford Credit may change these policies and procedures from time to time.

Payment Terms.  Under Ford Credit’s floorplan financing agreements, dealers are charged interest on each credit line at a floating rate that can change as often as daily.  The floating rate is based on a reference interest rate selected by Ford Credit, which is currently the prime rate designated from time to time by selected financial institutions, although a different reference rate may be used and the reference rate may be different for some dealers.  The reference rate may be subject to a floor determined by Ford Credit from time to time.  The reference rate for each credit line is generally increased by a spread based on a variety of factors, including the dealer’s vehicle brand and whether the credit line is for new or used vehicles.  Current spreads generally range from [1]% to [2]%.  These spreads may be changed from time to time.  Dealers also pay a fixed amount per vehicle, or “flat charges,” established by Ford Credit from time to time to cover miscellaneous costs.  The interest rate for dealers is not reduced by rebates that may be earned by dealers under Ford Credit’s incentive programs.  These rebates are the obligation of Ford Credit and are paid to dealers separately from the interest charges paid by dealers.

Ford Credit may demand payment of interest and principal on a receivable at any time.  Ford Credit generally bills dealers for interest and other charges monthly in arrears.  A statement of billing and related account information for the prior month is prepared and generally made available to the dealers on the first day of each month.  Interest and other charges are generally due on the first day of each month, although Ford Credit typically allows up to 15 business days for processing.  Adjustment fees are paid by Ford monthly in arrears for the number of days in the month that the related vehicles were in-transit to the dealers.

Dealers are required to pay principal in full promptly on the sale of a financed vehicle to a customer, without reduction for the amount of any holdback or incentive payments that may be owing to the dealer by the manufacturer of the vehicle.  Ford Credit typically allows up to five business days for processing.  In limited circumstances, Ford Credit may agree with a dealer to delay the payment of principal for a stated period following the sale of the financed vehicle.  Ford Credit may also allow payment of principal to be delayed up to 45 days (which may be extended for additional 15-day periods with credit approval) if the dealer sells vehicles to fleet buyers or government agencies whose payable systems may delay payment to the dealer.  Also, in limited circumstances and with approval from higher credit approval authority, Ford Credit may allow payment of principal to be delayed up to 15 days if competitive practices, such as spot-delivery promotions in which the dealer permits the customer to take delivery of the vehicle before a finance source is in place, make it necessary for the dealer to accept delayed payment.  In each case, the dealer remains obligated to pay Ford Credit the full principal amount, even if the buyer fails to pay, and Ford Credit receives security from the dealer in the form of an assignment of proceeds of the sale of the vehicle or a security interest in all of the dealer’s assets.  These arrangements are subject to credit limits and increased monitoring.  A dealer may prepay a floorplan line or receivable at any time, generally without a prepayment fee or penalty.

In addition, Ford Credit may require a dealer to make periodic principal payments, or “curtailments,” before the sale of a financed vehicle.  Ford Credit typically does not require lower risk dealers to make curtailment payments, but does require higher risk dealers to make monthly curtailment payments.  The amount of monthly curtailment payments typically is 10% of the amount financed on a vehicle, starting a stated period of time after the vehicle is financed, which is generally over a year for new vehicles and less than a year for program vehicles and used vehicles.  From time to time, a dealer’s floorplan account may have an outstanding balance of zero.  This may occur if the dealer is newly established with Ford Credit for financing or if the financing for the dealer is in the process of being terminated.

A dealer may enter into a cash management agreement with Ford Credit under which the dealer may make payments that effectively prepay its floorplan financing obligations and reduce its interest charges.  A dealer also may request a new advance of amounts previously prepaid under the cash management agreement.  If a new advance is made,  the amount payable by the dealer relating to its receivables will increase by the amount of the new advance.

Dealer Monitoring.  Ford Credit regularly monitors the amount outstanding on each floorplan credit line.  A dealer generally is permitted to exceed new vehicle credit lines during peak selling seasons.  If a dealer has slow inventory turnover, Ford Credit may reduce the dealer’s credit line to align with a vehicle inventory level better matched to the dealer’s sales volume.  Ford Credit typically increases its dealer monitoring whenever a dealer exceeds a credit line.  Monitoring procedures are determined based on the risk rating of a dealer, with higher levels of monitoring for higher risk dealers.  Ford Credit may also use systematic procedures so that approval is required before any financing is extended to the dealer.  Ford Credit may evaluate a dealer’s financial position and may suspend one or more of a dealer’s credit lines as described in “— Origination and Underwriting — Underwriting and Credit Review Process” above.

Ford Credit electronically monitors dealer performance.  This monitoring includes daily payment verifications and monthly analysis of payoffs, aged inventory, over credit line and delinquency reports.  In addition, Ford Credit uses a proprietary dealer behavioral scoring model to perform a monthly statistical analysis of each dealer’s financial and floorplan payment and performance trends and credit line utilization.  For most dealers no further monitoring is required.  If a dealer exhibits adverse payment patterns or trends, Ford Credit will take actions such as contacting the dealer, placing the dealer on higher levels of monitoring and review, conducting an on-site vehicle inventory audit, performing a credit review, suspending the dealer’s credit line or classifying the dealer as status.  Ford Credit’s behavioral scoring model was developed analyzing historical dealer performance to identify key factors that predict a dealer’s ability to meet near-term financial obligations.  Ford Credit regularly reviews its behavioral scoring model and may make adjustments to improve its performance.

Ford Credit regularly reviews dealer financial statements to evaluate the dealer’s financial position.  Dealers typically submit financial statements monthly.  Ford Credit typically performs a credit review for each dealer annually and more frequently reviews certain dealers based on the dealer’s risk rating and total exposure.

Ford Credit regularly audits dealer inventory and dealer sales records to verify that the dealer is in possession of the financed vehicles and is promptly paying each receivable following the sale of the financed vehicle.  The frequency of on-site vehicle inventory audits depends on the dealer’s risk rating.  Under Ford Credit’s policies, on-site vehicle inventory audits of lower risk dealers are conducted only as circumstances warrant, and audits of higher risk dealers are conducted at least once a year, and as often as once every four weeks, and additional audits may be conducted at any time as circumstances warrant.  Overall, a greater number of on-site audits are performed on the higher risk dealers than the minimum number of audits required by Ford Credit’s policies.  The dealer generally receives no advance notice of an audit and there are limits on the number of consecutive audits that may be performed by the same lead auditor for a particular dealer.  In every on-site audit, Ford Credit reviews the dealer’s sales records and conducts an inventory of the financed vehicles and reconciles vehicle inventories with Ford Credit’s records of financed vehicles.  An on-site audit cannot be completed or closed, and the auditors generally cannot leave the dealership, until all financed vehicles are accounted for or payment is received for the related receivables.  Ford Credit uses a third-party vendor to perform on-site vehicle inventory audits.  The vendor performs the audits according to Ford Credit’s policies and procedures and provides the results of the audits to Ford Credit.  Ford Credit reconciles each audit to its records and periodically monitors the vendor for compliance with its policies and procedures.

Dealer Status.  Ford Credit will classify a dealer as “status” if the dealer fails to make principal or interest payments when due under the floorplan financing agreement, the dealer is subject to a bankruptcy proceeding, or other circumstances require immediate action.  Ford Credit works with dealers to resolve the circumstances that led to the status classification.

When a dealer account is classified as status, Ford Credit may take one or more of the following actions based on the particular circumstances of the classification:

•      demand payment of all or a portion of the related receivables,

•      suspend the dealer’s credit lines,

•      place Ford Credit employees or security personnel at the dealership,

•      secure the dealer inventory by holding vehicle keys and documents evidencing ownership,

•      require certified funds for all sold vehicles,

•      initiate legal actions to exercise rights under the floorplan financing agreement, or

•      increase the dealer’s floorplan interest rate.

If a loss appears imminent, Ford Credit performs an analysis of its security, attempts to liquidate all remaining collateral, enforces any third-party guarantees and charges off any remaining amounts as uncollectible.  Liquidation of the dealer’s inventory may be accomplished by:

•      voluntary liquidation in which the dealer reduces its inventory through ordinary course sales to retail customers,

•      forced liquidation in which the dealer’s inventory is transferred to another dealer, repurchased by the manufacturer and redistributed or auctioned, or

•      voluntary surrender of the dealer’s inventory in which the dealer’s inventory is transferred to another dealer or auctioned.

Benefits of Relationship with Ford.  Ford Credit realizes a number of benefits from its relationship with Ford.  Integrated systems used by Ford, Ford Credit and the dealers provide additional controls for Ford Credit’s dealer floorplan financing business.  Ford-franchised dealers are required to report the sale of each financed vehicle to Ford promptly to register the vehicle warranty and obtain manufacturer sales incentives.  Ford reports vehicle sales information to Ford Credit each day, which allows Ford Credit to track payments of the related receivable immediately following the sale of the financed vehicle.  Ford Credit also has access to a dealer’s monthly financial statements required to be filed with Ford and key performance measures tracked by Ford.  Ford Credit uses this information in its dealer monitoring which allows Ford Credit to track a dealer’s financial status in a timely manner.

Manufacturer Financial Assistance Programs for Dealers.  Ford has historically provided financial assistance programs for Ford-franchised dealers from time to time in the form of guarantees or capital loans, marketing support and financial and sales incentives.  Ford may also provide incentives or other support to encourage dealers to set aside a portion of their inventory for use as service loaners for customers whose vehicles are in for service or repairs.  This assistance is provided at the option of Ford, and Ford may terminate these programs at any time.  These types of assistance are provided by Ford for the benefit of its dealers, but they do not relieve the dealers of their obligations to Ford Credit.

In addition, Ford provides a limited commitment to repurchase inventory for termination of the sales and service agreement between Ford and each Ford-franchised dealer.  The sales and service agreement may be terminated by the dealer at any time and by Ford for default by the dealer or the occurrence of certain events, such as a material misrepresentation, bankruptcy or failure to comply with laws.  If terminated by the dealer, the dealer may require or, if terminated by Ford, the dealer may request, Ford to repurchase new vehicles and vehicle parts inventory.  Ford generally will repurchase new, current model year vehicles at the wholesale invoice price, less the dealer holdback amount and applicable taxes and vehicle parts inventory at stated percentages of the invoice price.

Dealer Floorplan Portfolio Performance

The following tables show status, loss, payment rates, age distribution and dealer risk rating group distribution information for Ford Credit’s dealer floorplan portfolio, which may be influenced by a variety of economic, market, social, geographic and other factors beyond the control of Ford Credit.  The accounts designated to the trust represent most but not all of Ford Credit’s dealer floorplan portfolio, but generally consist of all of the accounts in Ford Credit’s dealer floorplan portfolio that are eligible to be designated to the trust.  It is not certain whether the status, loss, age distribution, payment rate and dealer risk rating group distribution information for the receivables in the trust will be similar to the historical experience shown below for Ford Credit’s dealer floorplan portfolio.  The percentages in the following tables may not sum to 100% due to rounding.

“Status” Information for Ford Credit’s Dealer Floorplan Portfolio

	months ended ,		Year ended December 31,
	20	20	20	20	20	20	20
(Dollars in Millions)
Number of accounts
Number of “status” accounts
Percentage of “status” accounts	__%	__%	__%	__%	__%	__%	__%
Average principal balance(1)	$	$	$	$	$	$	$
Principal balance of “status” receivables	$	$	$	$	$	$	$
Percentage of principal balance of “status” receivables	__%	__%	__%	__%	__%	__%	__%

(1)      For periods ending on or after                 , average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.  For periods ending before                 , average principal balance for each period indicated is the average of the average principal balances for each month in that period based on the average of the daily principal balances for that month.

Loss Information for Ford Credit’s Dealer Floorplan Portfolio

	months ended ,		Year ended December 31,
	20	20	20	20	20	20	20
(Dollars in Millions)
Average principal balance(1)	$___	$___	$___	$___	$___	$___	$___
Net losses (recoveries)(2)	$ __	$ __	$ __	$ __	$ __	$ __	$ __
Net losses/average principal balance(4)	__%	__%	__%	__%	__%	__%	__%
Liquidations(3)	$___	$___	$___	$___	$___	$___	$___
Net losses/liquidations	__%	__%	__%	__%	__%	__%	__%

(1)      For periods ending on or after                 , average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.  For periods ending before                 , average principal balance for each period indicated is the average of the average principal balances for each month in that period based on the average of the daily principal balances for that month.

(2)      Net losses in a period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period.  This loss experience takes into account financial assistance provided by Ford to dealers in limited instances.  If Ford does not provide this assistance in the future, the loss experience of Ford Credit’s dealer floorplan portfolio may be adversely affected.  This loss experience also reflects recoveries from dealer assets other than the financed vehicles.  However, because the interest of the trust in other dealer assets will be subordinated to Ford Credit’s interest in those assets, the net losses experienced by the trust may be higher.

(3)      Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.

(4)      For non-annual periods, the percentages are annualized.

Payment Rates(1) of Ford Credit’s Dealer Floorplan Portfolio

	months ended ,		Year ended December 31,
	20	20	20	20	20	20	20

Highest month	__%	__%	__%	__%	__%	__%	__%
Lowest month	__%	__%	__%	__%	__%	__%	__%
Average of the months in the period	__%	__%	__%	__%	__%	__%	__%

(1)      For periods ending on or after                 , the payment rate for a month equals principal collections for the month divided by the principal balance of the receivables at the beginning of that month.  For periods ending before ________, the payment rate for each month equals liquidations divided by average principal balance for that month (each calculated as described in the prior table).

Age Distribution of Ford Credit’s Dealer Floorplan Portfolio

	As of ,(1)		Year ended December 31,(1)(2)
Days Outstanding	20	20	20	20	20	20	20

1 - 120	__%	__%	__%	__%	__%	__%	__%
121 - 180	__%	__%	__%	__%	__%	__%	__%
181 - 270	__%	__%	__%	__%	__%	__%	__%
Over 270	__%	__%	__%	__%	__%	__%	__%

(1)      For dates on and after                 , age distribution is the number of days that each receivable (including in-transit receivables) was financed by Ford Credit, expressed as a percentage of the total principal balance of the receivables as of that date separating the in-transit finance period from the post-delivery finance period.  For dates before                 , the age distribution as of the indicated dates is the number of days that each receivable was financed by Ford Credit (excluding in-transit receivables) expressed as a percentage of the total principal balance of the receivables as of that date.

(2)      The age distribution for each year ending December 31 is the average of the age distributions as of the end of each quarter in that year.

Dealer Risk Rating Group Distribution of Ford Credit’s Dealer Floorplan Portfolio

As of ,(1)
	20		20
Dealer Risk Rating Group	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	__%	__%	__%	__%
Group II	__%	__%	__%	__%
Group III	__%	__%	__%	__%
Group IV	__%	__%	__%	__%

Other(2)	__%	__%	__%	__%

As of December 31,(1)
Dealer Risk	20		20		20		20		20
Rating Group	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	__%	__%	__%	__%	__%	__%	__%	__%	__%	__%
Group II	__%	__%	__%	__%	__%	__%	__%	__%	__%	__%
Group III	__%	__%	__%	__%	__%	__%	__%	__%	__%	__%
Group IV	__%	__%	__%	__%	__%	__%	__%	__%	__%	__%
Other(2)	__%	__%	__%	__%	__%	__%	__%	__%	__%	__%

(1)                 Includes accounts designated to the trust that have a zero balance, but excludes accounts not designated to the trust that have a zero balance.

(2)                 Includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for the dealer or because Ford Credit is in the process of terminating the financing for the dealer.

For more information about Ford Credit’s Dealer Floorplan Portfolio, the trust’s security interest in other dealer assets and dealer risk ratings, you should read “— Origination and Underwriting — Security Interests in Vehicles and Other Dealer Assets” and “— Dealer Risk Rating” above.

Material Changes to Servicing Policies and Procedures

[In January 2010, Ford Credit launched a new proprietary behavior scoring model, which uses a number of key performance metrics to statistically analyze a dealer’s financial and floorplan trends each month and provide strategies for monitoring each dealer, if needed.  An updated version of this model was introduced in March 2011.]

For more information about Ford Credit’s servicing policies and procedures, you should read “— Servicing and Dealer Relations” above.

Demands to Repurchase Receivables from Trust Pool

Ford Credit has securitized its dealer floorplan receivables solely through the trust since 2001.  The transaction documents for the trust contain covenants requiring Ford Credit and the depositors to repurchase a receivable for breach of a representation made about a receivable that has a material adverse effect on the receivable and is not corrected before the date the receivable is required to be repurchased.  During the three-year period ended       , 20  , [neither Ford Credit nor any of the depositors, the indenture trustee or the owner trustee received a demand to repurchase any receivable in any series sponsored by Ford Credit, and there was no activity for any demand made before that period.]  [If applicable, Rule 15Ga-1 information to be provided.]  Ford Credit, as securitizer, discloses all repurchase demands and related activity on SEC Form ABS-15G.  Ford Credit filed its most recent Form ABS-15G for repurchase demands with the SEC on February   , 20  .  Ford Credit’s CIK number is 0000038009.

TRUST PROPERTY

The following description of the trust property summarizes certain parts of the transaction documents, including the receivables purchase agreements, the sale and servicing agreements, the indenture and indenture supplement and the asset representations review agreement, but is not a complete description of these agreements.  For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Trust Assets

The primary asset of the trust is a revolving pool of receivables originated in accounts established by Ford Credit with motor vehicle dealers to finance their new and used car, truck and utility vehicle inventory under floorplan financing agreements and sales and service agreements.  The receivables represent:

•	Ford’s rights to receive payments from dealers for their purchase of Ford-manufactured new car, truck and utility vehicle inventory, called “in-transit receivables,”

•	Ford Credit’s rights to receive adjustment fees from Ford for the in-transit receivables, and

•	Ford Credit’s rights to receive payments from dealers for financing of the dealers’ new and used car, truck and utility vehicle inventory.

In addition to the receivables, the trust property will include the following assets:

•	collections on the receivables,

•	security interests in the financed vehicles and in any non-vehicle related security,

•	rights under the transaction documents for the repurchase of receivables,

•	rights related to the receivables under the floorplan financing agreements,

•	rights to funds and investments in the bank accounts of the trust,

•	rights under the transaction documents to credit enhancements for the series, and

•	all proceeds of the above.

Receivables in Designated Accounts

In order for the receivables in an account to be sold by Ford Credit to a depositor, and then sold by that depositor to the trust, the account must be designated to the trust.  At the time an account is designated to the trust, all receivables then existing in that account will be sold to the trust.  Afterwards, all new receivables originated in that account will be sold automatically to the trust, unless the account later becomes an ineligible account or is redesignated.  The accounts that have been designated to the trust represent most of Ford Credit’s U.S. portfolio of dealer floorplan accounts.

Under a sale and assignment agreement, Ford will sell each in-transit receivable to Ford Credit following shipment of the related vehicle to the dealer.  If Ford Credit is the dealer’s finance source for new vehicle inventory, on delivery of the vehicle to the dealer, the in-transit receivable will be assigned by the trust to the depositor in exchange for the related new obligation of the dealer to repay Ford Credit under the dealer’s floorplan financing agreement with Ford Credit.  If a third party is the dealer’s finance source for new vehicle inventory, on delivery of the vehicle to the dealer, Ford will collect payment on the third-party financed in-transit receivable from the finance source, on behalf of the dealer, and will forward the payment to Ford Credit on the following business day.  On occasion, after an in-transit receivable is sold to the trust, Ford may suspend delivery of the related vehicle to inspect the vehicle for and address, if necessary, a quality or safety issue that may have occurred during the manufacturing process but that was not identified before the vehicle was released from the factory or customs.  The affected in-transit receivable is removed from the pool balance until delivery of the vehicle resumes.

Eligible Accounts

At the time an account is designated to the trust it must be an eligible account, and the depositors are required to redesignate an account that is no longer an eligible account.  An “eligible account” is an account that:

•                  was established by Ford or Ford Credit with a motor vehicle dealer under a sales and service agreement or a floorplan financing agreement for the dealer’s car, truck and utility vehicle inventory,

•                  is in existence and maintained and serviced by Ford Credit,

•                  relates to a dealer showroom located in the United States,

•                  is in favor of a dealer not classified by the servicer as status, and

•                  is an account as to which no material amounts have been charged off as uncollectible at any time within the previous 24 months.

The definition of eligible account may be changed without the consent of the noteholders of any series if:

•                  the depositors certify that the change will not cause an amortization event or an event of default to occur for any series, or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series, and

•                  the rating agency condition is satisfied for the rating agencies for each series.

Additional Designated Accounts

Each depositor may designate additional eligible accounts from Ford Credit’s portfolio of dealer floorplan accounts to the trust at any time.  The depositors may be required to designate additional eligible accounts to the trust to maintain the pool balance of the trust at required levels.

On the designation of an additional account, Ford Credit will sell to the related depositor and that depositor will sell to the trust the receivables then existing in the additional account and any receivables originated in the future in that account.

Additional accounts may be designated to the trust subject to the satisfaction of certain conditions, including:

•                  each depositor has represented that:

—                       each additional account is an eligible account,

—                       the additional accounts were not chosen through a selection process that was reasonably believed to be adverse to the interests of the noteholders,

—                       it is not insolvent and the sale of the receivables originated in those additional accounts will not result in its insolvency, and

—                       the addition of the receivables originated in those additional accounts will not cause an amortization event to occur,

•                  for designations of additional accounts exceeding certain quarterly or annual limits, the rating agency condition has been satisfied for the rating agencies for each series,

•                  delivery of an opinion of counsel on the validity and enforceability of the assignment of the receivables under the additional accounts, and

•                  each depositor has certified that each of these conditions has been satisfied.

Redesignation of Accounts

In addition to redesignations for breaches of representations made in connection with a series issuance, accounts may also be redesignated from the trust as described below.  Starting on the redesignation date, the receivables in a redesignated account, including all collections on those receivables, generally will be reassigned by the trust to the related depositor.  On reassignment, the principal balance of the reassigned receivables will be deducted from the pool balance and the depositor interest will be reduced by the same amount.  After the redesignation date, the trust will have no further right to or interest in any receivables originated in a redesignated account.

Eligible Accounts.  The depositors may redesignate eligible accounts and remove from the trust all the receivables originated in those accounts.  The depositors’ rights to redesignate eligible accounts and to remove all the related receivables from the trust will be subject to the satisfaction of certain conditions, including:

•                  the related depositor has represented that:

—                       the redesignation will not cause an amortization event to occur or cause the net adjusted pool balance to be less than the required pool balance, and

—                       the accounts were not chosen through a selection process that was materially adverse to the interests of the noteholders or the depositors,

•                  the rating agency condition has been satisfied for the rating agencies for each series, and

•                  the related depositor has certified that each of these conditions has been satisfied.

Ineligible Accounts.  On the first day of the month following the month in which an account becomes an ineligible account, the related depositor must redesignate that account from the trust.  However, in the case of an ineligible account that has been classified as status by the servicer, the existing receivables in the account may remain in the trust notwithstanding the redesignation of the account, or be reassigned to the related depositor to the extent that the receivables do not exceed [3.0]% of the pool balance on a rolling 12-month basis.

The principal balance of reassigned receivables from a redesignated ineligible account will be deducted from the pool balance.  If the deduction would cause the depositor amount to fall below the required depositor amount for any series, the related depositor must deposit the shortfall in the excess funding account.

In addition, for administrative convenience, if the financing for a dealer has been terminated and the account has an outstanding balance of zero, the account may be removed from the trust without notifying the trust.

Sale of Receivables and Related Security

Under each receivables purchase agreement, Ford Credit will sell to the related depositor on a daily basis all receivables that are originated in dealer floorplan accounts that are designated to the trust.  Under each sale and servicing agreement, the related depositor will sell to the trust on a daily basis these receivables.

Only the receivables originated in the designated accounts will be sold by Ford Credit to the related depositor and sold by that depositor to the trust.  The designated accounts themselves are not sold to the depositors and sold to the trust.  Ford Credit will continue to own the designated accounts and will remain obligated under the terms of the floorplan financing agreements to make all related advances on behalf of the dealers.

A dealer may have multiple dealer floorplan accounts depending on the number of its dealership locations or credit lines.  At the time a dealer account is first designated to the trust, Ford Credit may choose to designate all or only some of the accounts to the trust.

Under each receivables purchase agreement, Ford Credit will sell to the related depositor on a daily basis its rights in:

•                  receivables in the accounts at the time the accounts were designated to the trust,

•                  receivables originated in the designated accounts after they were designated to the trust,

•                  all related security consisting of:

—                       the security interests granted by the dealers in the financed vehicles,

—                       security interests granted by a dealer in other dealer assets, such as vehicle parts inventory, equipment, fixtures, accounts and real property, and any guarantees from a dealer or its principals, all of which may be subordinated to the rights of Ford Credit, and

—                       all related rights under the sale and assignment agreement between Ford and Ford Credit, and

•                  the proceeds of all of the above.

Under each sale and servicing agreement, each depositor will sell to the trust on a daily basis all of its rights in the assets purchased from Ford Credit under the related receivables purchase agreement, together with all of that depositor’s rights relating to the receivables under the related receivables purchase agreement.

Security Interest.  Ford Credit and the depositors will file financing statements to perfect the trust’s interest in the receivables and the related security.  Ford Credit, as servicer, will mark its computer records to indicate that the receivables have been sold to the related depositor, have been sold by that depositor to the trust, and have been pledged by the trust to the indenture trustee under the indenture.  Ford Credit will provide the depositors and the owner trustee with account schedules showing each designated account and will provide updated schedules if additional accounts are designated or, if requested, if any accounts are redesignated.

Ford Credit, as servicer, will deliver to the indenture trustee once each year an officer’s certificate affirming that no further action is necessary to maintain the trust’s perfected security interest in the receivables and the related security.

Subordination of Security in Other Dealer Assets.  Ford Credit may make capital loans, mortgage loans or other advances to a dealer or its affiliates that may also be secured by the financed vehicles and other dealer assets.  A default under one of those loans may result in a default under the dealer’s floorplan financing agreement with Ford Credit.  In Ford Credit’s discretion, the security interests transferred to the trust in other dealer assets may be subordinated to Ford Credit’s senior security interest in those assets.  In each receivables purchase agreement, Ford Credit will agree not to assert its security interest in any financed vehicle until the trust is paid in full on the receivable secured by the financed vehicle.  However, Ford Credit, in its discretion, may enforce its security interest on other dealer assets for its own benefit before the trust is permitted to do so.  Because the trust will have a subordinate position in other dealer assets, it may not realize any proceeds from these assets.

For more information about the security interests in the trust property, you should read “Sponsor and Servicer — Origination and Underwriting — Security Interests in Vehicles and Other Dealer Assets,” “Risk Factors — Bankruptcy of Ford Credit could result in accelerated, reduced or delayed payments on your notes” and “Important Legal Considerations.”

Trust Pool

The following information relates to the trust’s pool of dealer floorplan receivables originated in accounts designated to the trust.  Because the designated accounts and the receivables will change over time, the following information is not necessarily indicative of the composition of the trust pool on another date.

Key Information for Trust Pool.  On _____, 20__, the accounts designated to the trust and the receivables in the trust had the following characteristics:

•                  There were ____ designated accounts and the total principal balance of receivables originated in these accounts was $____________.  _____ designated accounts had a zero balance.

•                  The average principal balance of receivables per designated account was $_________.  Excluding designated accounts with a zero balance, the average principal balance of receivables per designated account was $___________.

•                  The weighted average spread over the prime rate charged on the receivables was [__]% per annum.

•                  The manufacturer overconcentration, the dealer overconcentration, the development dealer overconcentration, the fleet vehicle overconcentration, the medium and heavy truck overconcentration and the used vehicle (including program vehicles) overconcentration were each [zero].

•                  The total principal balance of ineligible receivables was $_____________.

•                  [The total outstanding balance of principal receivables relating to accounts that have been classified as “status” for longer than 31 days was zero.]

For more information about overconcentrations and ineligible receivables, you should read “Description of the Notes — Ineligible Receivables and Overconcentration Amounts.”

Ford Credit does not consider any of the receivables in the trust on ____, 20__, to be exceptions to its underwriting standards described in “Sponsor and Servicer — Origination and Underwriting.”

The following tables show the geographic distribution[,][and] account balance distribution [and status distribution] of the trust pool on ________, 20__.  The percentages in the following tables may not sum to 100.0% due to rounding.

Geographic Distribution of Trust Pool

State(1)	Principal Balance	Percentage of Total Principal Balance	Number of Designated Accounts	Percentage of Total Number of Designated Accounts
[State]	$	___%		___%
[State]		___		___
[State]		___		___
[State]		___		___
Other(2)		___		___
Total	$	___%		___%

(1)                 Based on the location of the related dealer showroom.

(2)                 No other state represents more than 5.0% of the principal balance of receivables owned by the trust.

Account Balance Distribution of Trust Pool

Range of Account Balances	Principal Balance	Percentage of Total Principal Balance	Number of Designated Accounts	Percentage of Total Number of Designated Accounts
$999,999.99 or lower	$	___%		___%
$1,000,000.00 to $2,499,999.99		___		___
$2,500,000.00 to $4,999,999.99		___		___
$5,000,000.00 to $7,499,999.99		___		___
$7,500,000.00 to $9,999,999.99		___		___
$10,000,000.00 or higher		___		___
Total	$	___%		___%

[Status Distribution of Trust Pool

Number of Days(1) Since Redesignation of Status Account	Principal Balance in Redesignated Status Accounts	Percentage of Total Principal Balance	Number of Redesignated Status Accounts(2)	Percentage of Total Number of Designated Accounts
1 – 30	$	___%		___%
31 – 60		___%		___%
61 – 90		___%		___%
91 – 120		___%		___%
121 – 150		___%		___%
151 – 180		___%		___%
Total	$	___%		___%

(1)                 For purposes of this table each month is assumed to have 30 days.

(2)                 Represents redesignated status dealers that have a balance at the end of the calendar quarter.]

Static Pool Information About Trust Pool.  The accounts designated to the trust represent most but not all of Ford Credit’s dealer floorplan portfolio, but generally consist of all of the accounts in Ford Credit’s dealer floorplan portfolio that are eligible to be designated to the trust and consistent with any overconcentration limits.  As a result, Ford Credit does not have other pools of dealer floorplan receivables that are similar to the trust pool, and treats the historical information about the trust pool as its “static pool” information for securitizations of dealer floorplan receivables.

The following tables show status, loss, age distribution, monthly payment rates and dealer risk rating group distribution information for the trust pool, which may be influenced by a variety of economic, market, social and geographic conditions and other factors beyond the control of Ford Credit.  Because the designated accounts and the receivables will change over time, the actual experience of the trust pool may differ from that shown below.  It is not certain whether the information for the trust pool in the future will be similar to the historical experience for the trust pool shown below.  The percentages may not sum to 100.0% due to rounding.

“Status” Information for the Trust Pool

[As described in “Trust Property — Redesignation of Accounts — Ineligible Accounts,” each depositor must redesignate status accounts from the trust each month and may, at its option, also accept reassignment of the related receivables.  Since _________, 20__, the depositors have exercised this option, so no status accounts or receivables have been included in the trust pool as of the first day of any month during that period.  However, the depositors are not required to exercise this option, so status receivables could be in the trust pool in the future.]

[Status table to be included if status receivables remain in the trust pool for greater than 31 days.]

	___ months ended _______,		Year ended December 31,
	20__	20__	20__	20__	20__	20__	20__
(Dollars in Millions)
Number of accounts
Number of redesignated “status” accounts
Percentage of redesignated “status” accounts	__%	__%	__%	__%	__%	__%	__%
Average principal balance(1)	$_______	$_______	$_______	$_______	$_______	$_______	$_______
Principal balance of “status” receivables	$_______	$_______	$_______	$_______	$_______	$_______	$_______
Percentage of principal balance of “status” receivables	__%	__%	__%	__%	__%	__%	__%

(1)                 For periods ending on or after ________________, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.  For periods ending before ________________, average principal balance for each period indicated is the average of the average principal balances for each month in that period based on the average of the daily principal balances for that month.]

Loss Information(1) for the Trust Pool

	___ months ended _______,		Year ended December 31,
	20__	20__	20__	20__	20__	20__	20__
(Dollars in Millions)
Average principal balance (2)	$______	$______	$______	$______	$______	$______	$______
Net losses (recoveries)(3)	$______	$______	$______	$______	$______	$______	$______
Net losses/average principal balance(4)	____%	____%	____%	____%	____%	____%	____%

(1)                 [The trust has not experienced a loss on the trust pool during the periods above because the depositors removed the receivables in the accounts redesignated from the trust when the dealer was classified as status.  However, the depositors are not required to do so, and they may not continue to do so in the future.]

(2)                 Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

(3)                 Net losses in a period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period.  Recoveries include amounts received from other dealer assets securing the receivables in addition to the financed vehicles.

(4)                 For non-annual periods, the percentages are annualized.

Monthly Payment Rates(1) of the Trust Pool

	___ months ended _________,		Year ended December 31,
	20__	20__	20__	20__	20__	20__	20__

Highest month	___%	___%	___%	___%	___%	___%	___%
Lowest month	___%	___%	___%	___%	___%	___%	___%
Average of the months in the period	___%	___%	___%	___%	___%	___%	___%

(1)                 The “monthly payment rate” for a month equals the principal collections for the month divided by the principal balance of the receivables at the beginning of the month.

Age Distribution(1) of the Trust Pool

	As of ______,		As of December 31,
Days Outstanding	20__	20__	20__	20__	20__	20__	20__

1 - 120	___%	___%	___%	___%	___%	___%	___%
121 - 180	___%	___%	___%	___%	___%	___%	___%
181 - 270	___%	___%	___%	___%	___%	___%	___%
Over 270	___%	___%	___%	___%	___%	___%	___%

(1)                 Age distribution is the number of days that each receivable was financed by Ford Credit, expressed as a percentage of the total principal balance of the receivables.  For receivables relating to Ford-manufactured or Ford-distributed new vehicles, the age distribution separately takes into account the in-transit period.  The age distribution measures, in the case of those receivables relating to Ford-manufactured or Ford-distributed new vehicles that are in-transit, the age of those receivables from the date the related vehicles were released from the factory or customs and, in the case of those receivables relating to Ford-manufactured or Ford-distributed new vehicles that have been delivered to the dealer, the age of those receivables from the date the related vehicles were actually delivered to the dealer.

Dealer Risk Rating Group Distribution of the Trust Pool

Dealer Risk Rating	As of _________,(1)
Group	20__		20__
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	___%	___%	___%	___%
Group II	___%	___%	___%	___%
Group III	___%	___%	___%	___%
Group IV	___%	___%	___%	___%
Other(2)	___%	___%	___%	___%

Dealer Risk	As of December 31,(1)
Rating Group	20__		20__		20__		20__		20__
	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance	Number of Accounts	Principal Balance
Group I	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group II	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group III	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Group IV	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%
Other(2)	___%	___%	___%	___%	___%	___%	___%	___%	___%	___%

(1)                 Includes accounts designated to the trust that had a zero balance.

(2)                 Includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for the dealers or because Ford Credit is in the process of terminating the financing for the dealer.

For more information about dealer risk ratings, you should read “— Origination and Underwriting — Dealer Risk Rating” above.

Graphical Presentation of Information About
Ford Credit’s Dealer Floorplan Portfolio and the Trust Pool

The following charts show net losses for Ford Credit’s dealer floorplan portfolio and the trust pool, three-month average monthly payment rates for the trust pool and dealer risk ratings for the trust pool.

Floorplan Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance	Trust Pool Net Losses (Recoveries) as a Percent of Average Principal Balance

Trust Pool Three-Month Average of Monthly Principal Payment Rate(1)	Trust Pool Dealer Risk Ratings

(1)                 For the non-annual periods, the percentages are annualized.

(2)                 Estimated days’ supply derived from payment rate.

Depositors’ Review of Trust Pool

The depositors performed a review of the trust’s portfolio of dealer floorplan receivables and the accounts designated to the trust designed and effected to provide reasonable assurance that the disclosures about the trust pool in this prospectus are accurate in all material respects.  This review covered the entire portfolio of dealer floorplan receivables in the trust, not just a sample, and consisted of a statistical data review, daily system account and receivable eligibility validation, daily system receivables balance and payment validation, reviews of data and information by securitization funding personnel and reviews of factual information by senior management and legal office personnel of Ford Credit, and is supported by Ford Credit’s business and systems control processes.  The depositors consulted with, and were assisted by, responsible personnel of Ford Credit in performing the review.  The depositors also engaged a third party to assist it in its statistical data review using procedures designed and established by the depositors and determined by the depositors to be sufficient for purposes of their review of the trust pool.  The depositors take full responsibility for the review of the trust pool, the work performed by Ford Credit and third parties and the findings and conclusions of that review.

A daily automated quality assurance review and validation of the accounts designated to the trust and the trust’s portfolio of receivables is performed in which systemic filters are used to confirm that the designated accounts and the receivables meet the eligibility criteria described in “Trust Property — Eligible Accounts” and “— Representations About Receivables” that are systematically verifiable.  If an account designated to the trust does not meet the eligibility criteria, the account is identified, reviewed and approved by Ford Credit securitization funding personnel for redesignation out of the trust on the first business day of the next month as described in “Trust Property — Redesignation of Accounts.”  Once an account was redesignated from the trust, systemic filters prohibit any new receivables originated under the redesignated account from being transferred to the trust.  In certain circumstances, receivables originated in an account before redesignation may remain in the trust according to the transaction documents.  A receivable that does not meet the eligibility criteria is also identified on a daily basis and, provided the receivable was originated under an eligible account and the principal balance of the receivable is included in the incremental subordinated amount for the related month, which will result in a corresponding increase in the available subordinated amount, the receivable may remain in the trust according to the transaction documents.  Securitization funding personnel have reviewed and confirmed that the systemic filters used in the daily automated quality assurance review accurately reflect the eligibility criteria described in this prospectus and the transaction documents.  [No ineligible accounts or ineligible receivables without corresponding incremental subordination were identified during the daily review and validation performed on ____, 20__, which is the date of the statistical information presented in this prospectus.]

The trust pool composition, stratification tables and other trust pool information in “Summary — Trust Property” and “Trust Property” were systematically created by Ford Credit’s securitization system or calculated from data in Ford Credit’s securitization system or other source data by Ford Credit’s securitization funding personnel.  Ford Credit securitization funding personnel reviewed and verified the data and information in these sections as consistent with the data and information from Ford Credit’s securitization system and other source data.  In addition, the data and information in these tables were recalculated and confirmed to be consistent with the data and information from the securitization system and other source data.  [The depositors found no discrepancies in the trust pool composition, stratification tables or other trust pool information in these sections.]

A daily validation process is performed by Ford Credit in which the aggregate principal and non-principal balances of the receivables, which includes fees, flat charges, interest and other non-principal amounts, and the cumulative principal and non-principal payments assessed and paid on those receivables, transferred from Ford Credit’s receivables system and other system sources to Ford Credit’s securitization system are systemically verified back to the source systems.  Any discrepancies between the securitization system and source system balances are identified on a daily basis, investigated, reconciled and reviewed with securitization funding personnel and relevant senior managers of Ford Credit during a monthly servicing review.  [No discrepancies were found as a result of the daily validation process performed on ____, 20__, which is the date of the statistical information presented in this prospectus.]

The depositors confirmed with senior management and legal office personnel of Ford Credit that they performed a comprehensive management and legal review of the information about the trust’s portfolio of receivables and the accounts designated to the trust in this prospectus.  The descriptions of the general information about the accounts designated to the trust and the receivables and how those receivables were originated were reviewed and confirmed as accurate by relevant senior managers and legal office personnel at Ford Credit.  Ford Credit legal office personnel also reviewed and confirmed that the descriptions of the material terms of the accounts and receivables accurately reflect the terms of the floorplan financing agreements and sales and service agreements under which Ford Credit finances the motor vehicle dealers’ inventory, that the descriptions of the legal and regulatory considerations that may materially affect the performance of the receivables accurately reflect current federal and state law and regulations and case law precedents and that the summary of the representations and the remedies available for breach of these representations accurately reflect the terms of the securitization transaction documents.

Given the long-standing and ongoing nature of Ford Credit’s relationship with its dealer floorplan customers, Ford Credit also performs a credit review of each dealer at least annually.  During the annual credit review process, Ford Credit personnel obtain current information on the dealer and review and verify that the information about the dealer, the dealer’s floorplan credit lines and the dealer’s risk rating in Ford Credit’s systems is accurate and up to date.

The depositors’ review of the trust’s portfolio of receivables and the accounts designated to the trust is supported by Ford Credit’s extensive control processes used in the day-to-day operation of its business.  These controls include financial reporting controls required by the Sarbanes-Oxley Act, regular internal reviews of key business functions, including establishment of credit lines and origination of receivables, servicing and systems processing, controls to verify compliance with procedures and legal requirements and quality assurance reviews for credit decisions, establishment of credit lines and securitization processes.  In addition, Ford Credit uses an integrated network of computer applications to make certain that information about the dealers, their accounts and the receivables originated under the accounts is accurately entered, captured, updated and maintained in its receivables and other systems.  These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately.  All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures.

After completion of the review described above, the depositors have concluded that they have reasonable assurance that the disclosure about the trust’s portfolio of receivables and the accounts designated to the trust in this prospectus is accurate in all material respects.

Representations About Receivables

When the trust issues a series, Ford Credit will represent to each depositor, and each depositor will represent to the trust, that each receivables purchase agreement and each sale and servicing agreement, is a valid sale and assignment of all rights in the receivables, the related security and that the related depositor or the trust will have a first priority perfected ownership interest in those sold assets, except for the lien of the indenture.

At the time a receivable is sold to the trust, it must be an eligible receivable.  An “eligible receivable” is a receivable that satisfies the eligibility criteria in the sale and servicing agreements.  Generally, these criteria relate to the legal requirements governing the origination and the sale of the receivables, the terms of the floorplan financing agreements under which the receivables were originated and the ownership and security interests in the receivables, and include that each receivable:

•                  except for any adjustment fees payable by Ford, is secured by a perfected first priority security interest in the financed vehicle,

•                  is a receivable as to which the trust will have good and marketable title to the receivable, free and clear of all liens, other than the lien of the indenture,

•                  except for any adjustment fees payable by Ford, will be the legal and assignable payment obligation of the related dealer,

•                  as to any adjustment fees payable by Ford, will be the legal and assignable payment obligation of Ford, and

•                  is not subject to a right of rescission, setoff or other defense,

The definition of eligible receivable may be changed without the consent of the noteholders if:

•                  each depositor certifies that the change will not cause an amortization event or an event of default to occur for any series, or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series; and

•                  the rating agency condition is satisfied for the rating agencies for each series.

The depositors may sell ineligible receivables originated in designated eligible accounts to the trust so long as the available subordinated amount for each series is increased as described in “Credit Enhancement — Available Subordinated Amount.”

Ford Credit will make representations to each depositor, and each depositor will make representations to the trust, about the designated accounts and the receivables sold to the trust, including:

•                  at the time an account is designated, or as of the first day of the month in which the trust issues a series, the account is an eligible account,

•                  at the time an account is designated, the account was not chosen through a selection process that was reasonably believed to be adverse to the interest of the noteholders,

•                  at the time of sale, each receivable is sold free and clear of liens, except the lien of the indenture, and

•                  at the time of sale, each receivable being sold is (a) an eligible receivable or (b) an ineligible receivable, so long as the available subordinated amount for each series is increased as described in “Credit Enhancement — Available Subordinated Amount.”

Obligation to Repurchase Receivables

If a depositor knows, or receives notice from the trust, the owner trustee or the indenture trustee that a representation about a receivable was untrue when made and the breach has a material adverse effect on the receivable, that depositor must accept reassignment of or repurchase the receivable.  If the breach relates to the eligibility of a designated account, the account will be redesignated and all the receivables originated in that account will be reassigned to the related depositor.  In addition, a noteholder may make a request or demand that a receivable be repurchased due to a breach of a representation made about the receivables and the indenture trustee will notify Ford Credit of any noteholder request or demand it receives.

Ford Credit and the depositors will be considered to know about a breach if a designated employee of Ford or Ford Credit who is responsible for the securitization transaction, or a “responsible person,”  has actual knowledge of the breach.  Ford Credit and the depositors will designate to the indenture trustee its responsible persons for this purpose.  A noteholder may obtain a list of responsible persons by request to the indenture trustee or the depositor.

None of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer are obligated to monitor the receivables or investigate whether any representations have been breached.

If Ford Credit or a depositor knows of a breach or receives notice of a breach, a repurchase request or demand or a review report from the asset representations reviewer indicating that a test was failed for a receivable, Ford Credit or the related depositor will investigate the receivable or receivables to confirm whether a breach occurred and determine if it has a material adverse effect on any receivable.  Ford Credit will report any requests or demands to repurchase receivables and related activity and status on SEC Form ABS-15G.

If a reassignment is required, the related depositor will accept reassignment of the receivable on or before the first day of the month that starts more than 60 days following the discovery or notice, unless it corrects the breach in all material respects before that date.  On the reassignment date, the principal balance of the receivable will be deducted from the pool balance and the depositor interest will be reduced.  If the deduction would cause the depositor amount to fall below the required depositor amount for any series, that depositor must deposit the shortfall in the excess funding account on the day the reassignment occurs.  If a depositor is required to accept reassignment of a receivable as a result of a breach of a representation, Ford Credit will repurchase the receivable for an amount equal to the amount that depositor is required to pay under the related sale and servicing agreement.  Ford Credit will indemnify the depositors against losses incurred by the depositors if a representation is materially false.

These reassignment and repurchase obligations will be the sole remedy of the trust, the indenture trustee and the noteholders for any losses resulting from a breach of the representations of Ford Credit or the depositor about the receivables.

Asset Representations Review

If two triggers are met, the asset representations reviewer will perform a review of certain receivables to test for compliance with the representations made by Ford Credit and the depositor about the receivables and the related account.  The first condition is a “status trigger,” that will occur if the aggregate principal balance of receivables in accounts in the trust pool that have been classified as

“status” by the servicer as a percentage of the pool balance of the trust pool as of the end of a month meets or exceeds the status trigger set by Ford Credit as described in “— Status Trigger” below.  If the status trigger occurs, it will be reported on the investor report for that month and reported in the Form 10-D for that month.  The second trigger is a voting trigger that will be met if, following the occurrence of a status trigger, the noteholders of at least 5% of the principal amount of the Series 20__-__ notes demand a vote and, subject to a 5% voting quorum, the noteholders of a majority of the principal amount of the notes that are voted vote to perform a review.

Status Trigger.  If the aggregate principal balance of receivables in accounts in the trust pool that have been classified as “status” by the servicer as a percentage of the pool balance of the trust pool as of the end of the month exceeds [11.1]%, the status trigger will occur.  The servicer may classify an account as “status” if the dealer fails to make a required payment, the dealer files for bankruptcy or for other reasons as described in “Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status.”  The principal balance of a status account includes the principal balance of all receivables in the account, including defaulted, charged-off and ineligible receivables.

Ford Credit developed the status trigger by considering the principal balance of receivables in accounts in Ford Credit’s U.S. dealer floorplan portfolio that have been classified as “status” by Ford Credit as a percentage of the pool balance of the trust pool at the end of each month since [January 2008].  Ford Credit considered this percentage from its U.S. dealer floorplan portfolio instead of from the trust pool, because Ford Credit has historically reassigned all receivables in status accounts redesignated from the trust pool, although it is not obligated to do so.  Ford Credit then applied a multiple of [three] to the highest monthly status percentage of approximately [3.7]%, which occurred in [February 2009].  This multiple results in a status trigger which is below the cumulative net losses on the receivables that are expected to cause the class [D] notes to realize the first dollar loss.  By aligning this multiple with the maximum level of credit losses that the class [D] notes are expected to be able to withstand without a loss, Ford Credit believes the status trigger provides an appropriate threshold for when noteholders may benefit from an asset representations review.

Ford Credit believes that the status trigger is appropriate based on:

•                  its experience with status declarations in both its U.S. dealer floorplan portfolio and the trust pool, and

•                  its assessment of the amount of receivables in accounts designated by the servicer as status, which has been stressed to assume a complete loss, that could result in a risk of loss to noteholders of the most junior notes offered in its securitization transactions.

For Ford Credit’s dealer floorplan portfolio since [2008], the principal balance of receivables in accounts that have been classified as “status” by the servicer as a percentage of the pool balance of the trust pool at the end of each month has ranged from ___% to ___%.  The following chart shows the monthly aggregate principal balance of receivables in accounts in Ford Credit’s dealer floorplan portfolio that have been classified as “status” by the servicer as a percentage of the end-of-month pool balance of the trust pool since 20__ compared to the status trigger established for this securitization transaction.

Ford Credit has chosen to use a status trigger instead of a delinquency trigger because it believes that the “status” classification is more relevant for a dealer floorplan portfolio.  While interest charges on an account are payable monthly, principal payments are not scheduled, but rather are payable on demand or on the sale of the vehicle.  Principal payments may be required as often as daily, and account balances may fluctuate daily as vehicles are sold and new inventory is delivered.  As a result, Ford Credit typically reviews dealer payment activity on a daily or weekly basis, and would declare a dealer account “status” well before the account has been delinquent for 30 or more days, making traditional delinquency information immaterial.

Voting Trigger.  If the status trigger occurs on the last day of a month, a Series 20__-__ noteholder may demand that the indenture trustee call a vote of all Series 20__-__ noteholders on whether to direct the asset representations reviewer to perform a review.  If noteholders of at least 5% of the principal amount of the Series 20__-__ notes demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the status trigger, the indenture trustee, will submit the matter to a vote of all Series 20__-__ noteholders through DTC.  The vote will remain open until the 150th day after the filing of that Form 10-D.  Assuming a voting quorum of Series 20__-_ noteholders holding at least 5% of the principal amount of the Series 20__-_ notes is reached, if the noteholders of a majority of the principal amount of the Series 20__-__ notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start a review.  If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the status trigger.

Asset Representations Review Process.  The review will be performed on each receivable in the trust pool in an account that has been classified as “status” by the servicer at the end of the month before the voting trigger is met and on any receivables in the trust on that date related to prior “status” accounts that are no longer in the trust, or the “review receivables.”  Within 60 days of the receipt of a review notice, the servicer will give the asset representations reviewer access to the account file and related receivable documentation and other information necessary for the review.  Upon receiving access to the review materials, the asset representations reviewer will start its review of the review receivables and complete its review within 60 days after receiving access to all review materials.  This period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures.  The review will consist of performing specific tests for each representation and each review receivable, and determining whether each test was passed or failed.  If the servicer notifies the asset representations reviewer that a review receivable was paid in full or purchased from the trust before the review report is delivered, the asset representation reviewer will terminate the tests of that review receivable and the review of that review receivable will be considered complete.

The review tests were designed by Ford Credit to determine whether a review receivable (other than receivables that were ineligible receivables at the time of sale to the trust and are included in the incremental subordinated amount) was not in compliance with the representations made about it and the related account in the transaction documents at the relevant time, which is usually the time the receivable was sold to the trust or as of the closing date.  There may be multiple tests for each representation.  The review is not designed to determine why the dealer was classified status or the creditworthiness of the dealer.  The review is not designed to determine whether the receivable or the account was serviced in compliance with the sale and servicing agreements.  The review is not designed to establish cause, materiality or recourse for any failed test.  The review is not designed to determine whether Ford Credit’s origination, underwriting and servicing policies and procedures are adequate, reasonable or prudent.

Review Report.  Within five days after completion of the review, the asset representations reviewer will provide a report to the trust, the servicer and the indenture trustee on the test results for each review receivable and each representation, including any review receivable for which the tests were considered complete, and the related reason.  The asset representations reviewer is not responsible for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.

On delivery of the review report, the asset representations reviewer will be entitled to receive a review fee of up to $_____ for each receivable tested in the review.  If more than one series vote for a review, the review fee will be allocated to each such series pro rata.  On receipt of the report, the review fee will be paid to the asset representations reviewer according to the priority of payments as described in “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”  A summary of the report of the asset representations review will be included in the Form 10-D for the trust in the next month.

For more information about the asset representations reviewer, you should read “Transaction Parties — Asset Representations Reviewer.”

Dispute Resolution for Repurchase Requests

If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivables, and the repurchase is not resolved within 180 days after Ford Credit or a depositor receives notice of the repurchase request, the requesting party, including a noteholder, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration.  The requesting party must start the mediation or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period.  Ford Credit and the depositors must agree to participate in the selected resolution method.  Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the status trigger occurred.  However, if the receivable subject to a repurchase request was part of an asset representations review and the the asset representations review report states that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.

A mediation or arbitration will be administered by [The American Arbitration Association] using its mediation or arbitration rules in effect at the time of the proceeding.  If [The American Arbitration Association] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by Ford Credit, using its relevant rules then in effect.  However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control.  Any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator or at another location selected by Ford Credit or the depositors.  Any party or witness may appear by teleconference or video conference.

A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect.  The mediator or arbitrator must be impartial, an attorney admitted to practice in the state of New York and have at least [15] years of experience in commercial litigation and, if possible, commercial finance or asset-backed securitization matters.

For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation.  Expenses of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation.  If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration.

For an arbitration, the arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party.  Discovery will be completed with [30] days of selection of the arbitrator and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions.  However, the arbitrator may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary.  Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief.  The evidentiary hearing on the merits will start no later than [60] days after the selection of the arbitrator and will proceed for no more than [six] consecutive business days with equal time allocated to each party for the presentation of direct evidence and cross examination.  The arbitrator may allow additional time for discovery and hearing on a showing of good cause or or due to unavoidable delays.

The arbitrator will make its final determination in writing no later than [90] days after its selection.  The arbitrator will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents.  The arbitrator will not have the power to award punitive or consequential damages.  In its final determination, the arbitrator will determine and award the expenses of the arbitration to the parties in its reasonable discretion.  The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter.  By selecting arbitration, the requesting party is giving up its right to sue in court, including the right to a trial by jury.

Neither the depositors nor the sponsor will be required to produce personally identifiable customer information for purposes of any mediation or arbitration.  Each party to the mediation or arbitration will agree to keep the details of the repurchase request and the dispute resolution confidential.

POOL BALANCE, DEPOSITOR AMOUNT AND ALLOCATIONS

Required Pool Balance

The principal balance of the receivables owned by the trust, or the “pool balance”, will vary each day as new receivables are originated in designated accounts and others are paid, charged off or adjusted.  In addition, the pool balance will increase when additional accounts are designated to the trust and the receivables in those accounts are sold to the trust.  The pool balance will decrease when an account is redesignated from the trust and the receivables in those accounts are repurchased by the depositor or receivables are removed from the trust.

The trust must maintain a pool balance sufficient to support all the series, including excess receivables required to provide enhancement for each series.  The “required pool balance” will equal:

•                  the sum of the required pool percentages for each series, multiplied by their respective initial note balances, plus

•                  the sum of the required subordinated amounts for each series.

If the pool balance (adjusted for amounts held for payment to noteholders or collections allocated to series in an accumulation or amortization period) falls below the required pool balance, then collections allocable to the depositor interest will be deposited in the excess funding account to make up for the shortfall.  The “adjusted pool balance” will equal the sum of the pool balance plus the amount in the excess funding account.

For more information about the excess funding account and how funds are deposited in and withdrawn from the excess funding account, you should read “— Excess Funding Account” below.

Required Depositor Amount

The pool balance generally will be allocated between the depositor amount, on one hand, and the invested amount for all the series, on the other.  The “depositor amount” will be the amount equal to the excess of the adjusted pool balance over the sum of the adjusted invested amounts of all series.  The invested amount for a series generally will equal the note balance of that series.  As a result, the depositor amount generally will increase to reflect reductions in the invested amount when a series or class is amortizing and will also change as the pool balance changes.  The depositor amount will be reduced as a result of the issuance of new series.

The “required depositor amount” will equal:

•                  the sum of the products for each series of (a) the excess of the required pool percentage for the series over 100%, multiplied by (b) its initial invested amount or, in the case of variable funding notes, its invested amount as of the start of its most recent revolving period, plus

•                  the sum of the required subordinated amounts for each series on the prior determination date (after giving effect to changes in the amount on the related payment date).

If the depositor amount falls below the required depositor amount, the depositors will be required to either designate additional eligible accounts to the trust and sell the receivables in those accounts to the trust or deposit funds in the excess funding account to make up for the shortfall.

Investor Percentage and Depositor Percentage

Interest collections and principal collections on the receivables and certain other amounts will be allocated among each series and the depositors.  Allocations to each series will be based on the investor percentage for each series.  Allocations to the depositors will be based on the depositor percentage.

The “investor percentage” for a series generally will be based on its invested amount or adjusted invested amount compared to the pool balance.  On issuance, the invested amount of a series will be its initial note balance and is expected to remain equal to its initial note balance until its expected final payment date.  The “invested amount” for a series will equal:

•                  the initial note balance of that series, minus

•                  the amount of principal previously paid to the noteholders of that series, minus

•                  the cumulative amount of principal collections used to pay interest on the notes of that series that were not reimbursed from interest collections, minus

•                  the cumulative amount of defaulted receivables for that series that was not reimbursed from interest collections, plus

•                  in the case of a series of variable funding notes, the principal amount of any advances.

The invested amount will be adjusted to the “adjusted invested amount,” which will equal:

•                  the invested amount for that series, minus

•                  the amount in that series’ principal funding account, minus

•                  for the purpose of calculating the depositor amount during an accumulation period or amortization period for that series, the amount of principal collections in the collection account allocable to that series.

The “depositor percentage” will equal 100% minus the sum of the investor percentages for all series.

Allocation and Application of Collections

The trust will receive interest collections and principal collections on the receivables.

“Interest collections” will be the sum of:

•                  all payments received under a dealer’s floorplan financing agreement that constitute interest or other charges, and applied by the servicer to the dealer’s receivables, plus

•                  all net investment earnings on the collection account, the excess funding account and the back-up servicer reserve account, plus

•                  all amounts recovered on defaulted receivables.

“Principal collections” will be the sum of:

•                  all payments received under a dealer’s floorplan financing agreement that constitute principal and are applied by the servicer to the dealer’s receivables, plus

•                  all payments under a dealer’s cash management agreement,

excluding, in each case, all amounts recovered on defaulted receivables.

Assignments by the trust to the depositors of the rights to receive payments from dealers on delivery of purchased Ford-manufactured new vehicles in exchange for related advances made by Ford Credit under the related floorplan financing agreements will not be included as a part of principal collections and will be disregarded for purposes of determining the monthly principal payment rate of the receivables owned by the trust.  If a dealer makes a payment under a cash management agreement, it will prepay the dealer’s floorplan financing obligations as described in “Sponsor and Servicer — Servicing and Dealer Relations — Payment Terms,” and will be treated as a principal collection.

Collections on the receivables will be allocated to each series and the depositors and applied as follows:

(1)                       The depositor percentage of interest collections and principal collections will be:

•                  for the portion that is not allocable to the trust available subordinated amount,

—           deposited in the excess funding account to increase the depositor amount to the required depositor amount,

—           deposited in the collection account to pay the depositors’ portion of the servicing fee and back-up servicing fee, or

—           paid to the depositors.

•                  for the portion that is allocable to the trust available subordinated amount,

—           available for deposit in the collection account for application and payment,

—           deposited in the excess funding account to maintain the net adjusted pool balance at the required pool balance, or

—           paid to the depositors.

(2)                       The investor percentage of interest collections allocated to each series will be available for deposit in the collection account for application and payment.

(3)                       The investor percentage of principal collections allocated to each series in a revolving period will be:

•                  available to cover shortfalls in payments of interest for that series,

•                  available to pay principal or make deposits required for other series in the same principal sharing group,

•                  deposited in the excess funding account to maintain the net adjusted pool balance at the required pool balance, or

•                  paid to the depositors.

(4)                       The investor percentage of principal collections allocated to each series in a controlled accumulation period, up to the controlled accumulation amount, will be:

•                  deposited in the principal funding account for payment to noteholders, and

•                  any excess will be used as described in item (3) above.

(5)                       The investor percentage of principal collections allocated to each series in an early amortization period will be deposited in the collection account for application and payment.

The “net adjusted pool balance” will be the sum of (a) the adjusted pool balance, plus (b) during an accumulation period or amortization period for any series, principal collections in the collection account allocable to a series, plus (c) the amount in the principal funding accounts for all series (other than net investment earnings).

Principal payments also may be funded from proceeds from the issuance of a new series in the same principal sharing group.

Defaulted Receivables and Principal Collections Used to Pay Interest

Defaulted receivables will be allocated to each series and the depositor interest in the same manner as principal and interest collections as described in “— Investor Percentage and Depositor Percentage” above.  A “defaulted receivable” is a receivable that (a) was charged off as uncollectible according to the servicer’s policies and procedures or (b) remains outstanding and owned by the trust for more than six months after the date the related account was classified as status, as described in “Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status.”

The defaulted receivables allocated to a series may be reimbursed from interest collections allocable to that series and other amounts available to make payments pursuant to the priority of payments as described in “— Allocation and Application of Collections” above and in “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”  Amounts applied to reimburse defaulted receivables will be treated as principal collections and applied as described in “— Allocation and Application of Collections” above and in “Description of the Notes — Application of Investor Collections — Payment of Principal.”

If the available subordinated amount for a series is reduced to zero, the invested amount for that series will be reduced by defaulted receivables not reimbursed by interest collections.  In addition, the invested amount for a series will be reduced by the amount of any principal collections used to pay interest on the notes of that series.  Reductions in the invested amount for a series due to defaulted receivables not reimbursed by interest collections and any principal collections used to pay interest will be reimbursed on any later payment date to the extent that interest collections allocable to that series exceed the interest owed on the notes, the defaulted receivables allocated to the series and other fees and expenses that are payable on that date.  This reimbursement will increase the invested amount for that series.

Excess Funding Account

The indenture trustee established an “excess funding account” for the benefit of the noteholders of all series.  Deposits will be made in the excess funding account from collections allocable to the depositor interest so that the net adjusted pool balance is at least equal to the required pool balance.  If, on the issuance of a series, the net adjusted pool balance would be less than the required pool balance, then a portion of the proceeds of the issuance equal to the amount of the shortfall will be deposited in the excess funding account.

If, on repurchase of a receivable by the depositors, the depositor amount would be less than the required depositor amount, the depositors will deposit the shortfall in the excess funding account, as described in “Pool Balance, Depositor Amount and Allocations — Required Depositor Amount.”

If the servicer adjusts the principal balance of a receivable because of a rebate to the dealer, a billing error or other reason, the pool balance and the depositor amount will be increased or decreased by the amount of the adjustment.  If any decrease in the depositor amount would cause it to fall below the required depositor amount, the depositors will deposit the shortfall in the excess funding account on the day of the adjustment.

In addition, the depositors may direct the servicer and the indenture trustee to deposit amounts payable to them in the excess funding account.  If the net adjusted pool balance exceeds the required pool balance, the servicer may instruct the indenture trustee to withdraw the excess from the excess funding account and pay it to the depositors.

If an amortization period or accumulation period starts for a series, the amounts in the excess funding account that are allocable to the series will be held for payment to the noteholders of that series on the dates stated in this prospectus or accumulated for payment on the expected final payment date.  These amounts will be paid to the noteholders of each class or held for and paid to the noteholders of other series as described in “Description of the Notes — Application of Investor Collections.”

DESCRIPTION OF THE NOTES

The trust will issue the notes under the indenture and the indenture supplement between the trust and the indenture trustee.  The following description summarizes the main terms of the notes and the indenture but is not a complete description of the notes or the entire or the transaction documents.  For more details about the notes and the transaction documents, you should read this prospectus as well as the forms of the indenture, the indenture supplement, the sale and servicing agreement, the receivables purchase agreement and the trust agreement that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

General

The Class A, Class B, Class C and Class D notes are the Series 20__-__ notes and will be issued under the indenture, as supplemented by the Series 20__-__ indenture supplement, between the trust and the indenture trustee.  The notes will be issued in minimum denominations of $1,000 and in multiples of $1,000 and will be available only in book-entry form.

Payments of Interest

The trust will pay interest on the notes on each payment date.  Interest on each class of notes, except the floating rate notes, will be based on a 360-day year consisting of twelve 30-day months.  Interest on the floating rate notes will be calculated based on the actual number of days in the interest period and a 360-day year.  Interest on each class of notes will be calculated based on its note balance as of the end of the prior interest period, except that interest for the first payment date will be calculated on the initial note balance of each class of notes.  The “payment date” will be the 15th day of each month (or, if not a business day, the next business day) and the first payment date will be ________, 20__.

[Interest on each class of floating rate notes will be based on the London Interbank Offered Rate, or “LIBOR.”  The calculation agent will determine LIBOR for each interest period on the “LIBOR determination date,” which is the second London business day before that interest period.  All calculations of the interest rates for the floating rate notes by the calculation agent, in the absence of manifest error, will be conclusive and binding on noteholders.  All percentages resulting from any calculation of the interest rates on the floating rate notes will be rounded to the nearest 1/100,000 of 1% (0.000001), with five one-millionths of a percentage point rounded upward.]

All interest due but not paid on a payment date will be due on the next payment date, together with interest on the unpaid amount at the applicable interest rate.

Series 20__-__ will be included in excess interest sharing group one and will in certain situations be entitled to share in excess interest collections that are allocated to other series in the same group.  For more information on excess interest sharing group one, you should read “— Groups — Excess Interest Sharing Group One” below.

Payments of Principal

The trust expects to pay the principal of the Series 20__-__ notes in full on the expected final payment date, which is listed on the cover of this prospectus.  However, the trust may pay principal earlier or later than the expected final payment date if an amortization event occurs.  Principal will be paid sequentially to each class in the order of seniority.  The trust will not pay principal of any class until the principal amounts of all more senior classes are paid in full.  If a class of notes is not paid in full on its expected final payment date, an amortization event will occur.  Principal will be paid on the notes monthly on each payment date during the early amortization period.

The trust will pay principal of the notes on a payment date from available investor principal collections and, in certain circumstances, available depositor collections deposited in the “principal funding account” established by the indenture trustee for Series 20__-__.  The amount of available investor principal collections and available depositor collections applied to the notes on each payment date will depend on whether the notes are in the revolving period, the controlled accumulation period or the early amortization period.

Series 20__-__ will be included in principal sharing group one and will be entitled in certain situations to share in excess principal collections that are allocated to other series in the same group.

For more information about principal sharing group one, you should read “— Groups — Principal Sharing Group One” below.

Revolving Period.  The revolving period for Series 20__-__ will start on the closing date and end on the day before the controlled accumulation period or the early amortization period starts.  During the revolving period, no principal will be accumulated for or paid on the notes.  Instead, available investor principal collections will be applied as described in items (3) to (5) of “— Application of Investor Collections — Payment of Principal” below.

Controlled Accumulation Period.  The controlled accumulation period for Series 20__-__ is scheduled to start on _______, 20__, and is scheduled to last six months.  However, the trust may extend the revolving period and postpone the controlled accumulation period if it expects to be able to fund the principal funding account in full in less than six months.  Each month, starting in ______, 20__, and ending when the controlled accumulation period starts, the trust will review the amount of expected principal collections and determine the number of months expected to be required to fully fund the principal funding account.  In making this determination, the trust must use the lowest monthly payment rate for the prior twelve months and take into account the amount of principal expected to be allocated to all other series in principal sharing group one that are expected to be amortizing or accumulating principal during the controlled accumulation period.

The controlled accumulation period will end on the earlier of:

•                  the end of the month before the payment date on which the notes will be paid in full, and

•                  the day before the early amortization period starts.

If an amortization event occurs before the controlled accumulation period starts, there will be no controlled accumulation period and the early amortization period will start.

On the first business day of the controlled accumulation period, the Series 20__-__ excess funding amount at the end of the revolving period (together with other amounts in the excess funding account that are allocated to Series 20__-__ as shared principal collections) will be deposited in the principal funding account, but only to the extent of the controlled accumulation amount.  The “controlled accumulation amount” will be $____________, but will be higher if the controlled accumulation period is postponed, as described above.

The “Series 20__-__ excess funding amount” equals the product of (a) the amount in the excess funding account, multiplied by (b)(i) the adjusted invested amount of the notes, divided by (ii) the sum of the adjusted invested amounts of each series.

For more information about how invested amount and adjusted invested amount are determined, you should read “Pool Balance, Depositor Amount and Allocations — Investor Percentage and Depositor Percentage.”

On each payment date in the controlled accumulation period, the indenture trustee will deposit available investor principal collections (including shared principal collections) in the principal funding account, as described in item (1) of “— Application of Investor Collections — Payment of Principal” below.

On the expected final payment date (unless paid earlier during the early amortization period), the trust will pay all amounts in the principal funding account sequentially to each class in order of seniority until the notes have been paid in full.

Accumulation Period Reserve Account.  The indenture trustee will establish the “accumulation period reserve account” for the benefit of the Series 20__-__ noteholders to assist with the payment of interest on the notes during the controlled accumulation period.

Starting on the payment date occurring in the second month before the start of the controlled accumulation period, after making other required payments and deposits, the indenture trustee will deposit available investor interest collections and excess interest collections available for the series from other series in excess sharing group one in the accumulation period reserve account in an amount equal to $__________, which is __% of the initial note balance of the series, as described in item (11) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” below.

On each payment date in the controlled accumulation period, the indenture trustee will withdraw from the accumulation period reserve account and deposit in the collection account to the extent available an amount equal to the excess of (a) one-twelfth of the product of (i) the amount in the principal funding account on the prior payment date multiplied by (ii) the weighted average note interest rate, over (b) the net investment earnings from the reserve account, principal funding account and accumulation period reserve account for that payment date.

Amounts withdrawn from the accumulation period reserve account will be included in available investor interest collections.

On the earliest of the first payment date in the early amortization period, the payment in full of the notes, and the final maturity date, any funds remaining in the accumulation period reserve account will be included as available investor interest collections

Early Amortization Period.  The early amortization period for Series 20__-__ will start on the day an amortization event occurs or, if the servicer is not required to make daily deposits in the collection account, on the first day of the month in which an amortization event occurs, and will end on the earlier of:

•                  the end of the month before the payment date on which the notes will be paid in full, and

•                  the final maturity date listed on the cover of this prospectus.

On each payment date in the early amortization period, the indenture trustee will:

•                  deposit available investor principal collections (including shared principal collections) and available depositor collections (in the case of available depositor principal collections, in an amount not to exceed the available subordinated amount) in the principal funding account in an amount equal to the excess of the adjusted invested amount (before any deposits on that date) over amounts allocated to Series 20__-__ already in the principal funding account as described in item (2) of “— Application of Investor Collections — Payment of Principal” below, and

•      pay all amounts in the principal funding account sequentially to each class in order of seniority until the notes have been paid in full.

For more information about the revolving period, the controlled accumulation period, the early amortization period and the amortization events that will cause an early amortization period to start, you should read “— Revolving Period,” “— Controlled Accumulation Period” and “— Early Amortization Period” above and “— Amortization Events” below.

Investor Percentages

The servicer will allocate all collections and defaulted receivables for each month to:

•      Series 20__-__,

•      other series issued by the trust, and

•      the depositor interest.

These amounts will be allocated to Series 20__-__ based on the applicable investor percentage.  Each investor percentage is calculated by reference to the invested amount or the adjusted invested amount of the series.  The “investor percentages” for Series 20__-__ are:

•      the “floating investor percentage,” which equals (a) the adjusted invested amount on the last day of the prior month (or, for the first month, the initial note balance of the series), divided by (b) the adjusted pool balance as of the last day of the prior month (or, for the first month, the adjusted pool balance on ______, 20__), and

•      the “fixed investor percentage,” which equals (a) the invested amount on the last day of the revolving period, divided by (b) the greater of (i) the adjusted pool balance on the last day of the prior month, and (ii) the sum for all series of the adjusted invested amount for the prior month (for any series in its revolving period) or the invested amount on the last day of the related revolving period (for any series not in its revolving period).

For more information about how pool balance, adjusted pool balance, invested amount and adjusted invested amount are determined, you should read “Pool Balance, Depositor Amount and Allocations — Required Pool Balance” and “— Investor Percentage and Depositor Percentage.”

The floating investor percentage is used for allocating interest collections and defaulted receivables at any time and for allocating principal collections during the revolving period.  The fixed investor percentage is used for allocating principal collections during the controlled accumulation period or the early amortization period.  Interest collections and principal collections are described in this prospectus in “Pool Balance, Depositor Amount and Allocations — Allocation and Application of Collections.”

Available Depositor Collections

The depositor interest represents the interest in the trust property not allocated to a series.  The depositor amount generally represents the principal portion of the depositor interest and must be equal to or greater than the required depositor amount.  The “required pool percentage” for the Series 20__-__ notes is [100]%.

For more information about how depositor amount and required depositor amount are determined, you should read “Pool Balance, Depositor Amount and Allocations — Required Depositor Amount.”

A portion of the collections allocated to the depositor interest, or “available depositor collections,” will be made available to make certain payments on the Series 20__-__ notes and other series.

Available Depositor Interest Collections.  The “available depositor interest collections” for each month will equal:

•      the interest collections for that month, multiplied by

•      the percentage equal to (a) the trust available subordinated amount, or the sum of the available subordinated amounts for all series, on the determination date in that month, divided by (b) the adjusted pool balance on the last day of the prior month.

Any depositor interest collections other than available depositor interest collections will be applied in the following order:

(1)        to the collection account, to pay the monthly depositor servicing fee for each series, and

(2)        to the depositors.

The “determination date” is the day two business days before the payment date each month.

Available Depositor Principal Collections.  The “available depositor principal collections” for each month will equal:

•      the principal collections for that month, multiplied by

•      the percentage equal to (a) the trust available subordinated amount on the determination date in that month, divided by (b) the adjusted pool balance on the last day of the prior month.

Any depositor principal collections other than available depositor principal collections will be applied in the following order:

(1)        to the excess funding account, to increase the depositor amount to the required depositor amount, and

(2)        to the collection account, to pay the monthly depositor servicing fee for each series to the extent not paid from depositor interest collections, and

(3)        to the depositors.

Application of Available Depositor Collections.  On each payment date, the servicer will apply available depositor collections in the following order:

(1)        to the collection account, to cover (a) shortfalls in payments to be made from available investor interest collections as described in items (1) to (10) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” below, and (b) similar shortfalls for other series,

(2)        to the collection account, to fund principal payments on Series 20__-__ during an early amortization period,

(3)        to the excess funding account, to the extent the depositor amount is less than the required depositor amount for that date, and

(4)        to the depositors.

Available depositor principal collections that may be used for Series 20__-__ will be limited to the available subordinated amount.  If the available subordinated amount is zero, available depositor collections allocated to the series will also be zero.  If the amount of available depositor collections for a payment date is insufficient to cover the aggregate shortfalls for all series, then available depositor collections will be allocated to each series based on the ratio that its available subordinated amount bears to the aggregate available subordinated amount for all series that have shortfalls.

Application of Investor Collections

A portion of collections will be allocated to Series 20__-__ and deposited in the collection account each month for application as described below on the following payment date.

“Available investor interest collections” for Series 20__-__ on a payment date will equal:

•      the floating investor percentage of interest collections for the prior month, plus

•      the net investment earnings from the reserve account, the principal funding account and the accumulation period reserve account, plus

•      amounts deposited in the collection account from the accumulation period reserve account on that payment date, plus

•      on the earliest of the first payment date in the early amortization period, the payment in full of the Series 20__-__ notes and the final maturity date, any remaining amounts in the accumulation period reserve account, plus

•      the monthly depositor servicing fee.

“Available investor principal collections” for Series 20__-__ on a payment date will equal the excess of:

•      the sum of:

—        the investor percentage of principal collections for the prior month, plus

—        the aggregate amount treated as investor principal collections for that payment date as described in items (7), (9) and (10) of “— Payment of Interest, Fees and Other Items” below, plus

—        the Series 20__-__ excess funding amount, plus

—        any shared principal collections from other series in principal sharing group one, plus

—        on the earlier of the payment in full of the Series 20__-__ notes and the final maturity date, the amounts in the reserve account, over

•      any principal collections used to pay interest on the notes on that payment date.

For each month during the revolving period, the servicer will deposit available investor interest collections in the collection account in an amount necessary to cover the amounts described in items (1) to (15) of “— Payment of Interest, Fees and Other Items” below.  In most cases, this amount will equal the sum of the amounts described in items (1) to (6).  For each month during the controlled accumulation period or early amortization period, the servicer will deposit available investor principal collections in the collection account until the amount in the collection account, together with amounts for Series 20__-__ from the excess funding account, equals the controlled accumulation amount or the adjusted invested amount.

Payment of Interest, Fees and Other Items.  On each payment date, the servicer will direct the indenture trustee to apply available investor interest collections for the prior month for Series 20__-__ in the following order:

(1)        to the Class A noteholders, the interest due on each class of Class A notes for that payment date [or, if available investor interest collections are insufficient to pay the interest in full, to each class of Class A notes pro rata based on the note balance of the class],

(2)        to the Class B noteholders, the interest due on the Class B notes for that payment date,

(3)        to the Class C noteholders, the interest due on the Class C notes for that payment date,

(4)        to the Class D noteholders, the interest due on the Class D notes for that payment date,

(5)        to the indenture trustee, the owner trustee and the asset representations reviewer, all amounts due, including indemnities, and to or at the direction of the trust, any expenses incurred according to the transaction documents, in each case, to the extent allocated to the series for the prior month and not paid by the servicer or the administrator, up to a maximum amount of $_______ per year,

(6)        pro rata (a) to the back-up servicer, any back-up servicing fee due and (b) to the servicer, if Ford Credit or one of its affiliates is no longer the servicer, any servicing fee due,

(7)        to be treated as available investor principal collections and applied as described in “— Payment of Principal” below, the amount, if any, of defaulted receivables allocated to the series for the prior month,

(8)        to the reserve account, the excess, if any, of the reserve account required amount over the amount in the reserve account,

(9)        to be treated as available investor principal collections and applied as described in “— Payment of Principal” below, the sum of the amount of defaulted receivables allocated to the series that have not been previously reimbursed,

(10)     to be treated as available investor principal collections and applied as described in “— Payment of Principal” below, the sum of principal collections applied to pay interest on the notes that have not been previously reimbursed,

(11)     to the accumulation period reserve account, starting on the payment date in the second month before the start of the controlled accumulation period, the amount necessary to increase the amount in the accumulation period reserve account to $______,

(12)     if Ford Credit or one of its affiliates is the servicer, to the servicer, any servicing fee due,

(13)     to the depositors, the excess of the required subordinated amount over the available subordinated amount, to increase the available subordinated amount,

(14)     to the owner trustee, the indenture trustee, the asset representations reviewer and the trust, all amounts due for the series but not paid under item (5) above,

(15)     to the back-up servicer, amounts due under the back-up servicing agreement that remain unpaid, including any transition expenses incurred by the back-up servicer, as successor servicer, in excess of the amount paid from the back-up servicer reserve account, to the extent attributable solely to the series,

(16)     to be treated as excess interest collections available from Series 20__-__, an amount equal to the shortfalls in interest collections for other series in excess interest sharing group one, and

(17)     to the holders of the depositor interest in the trust, all remaining available investor interest collections.

This diagram shows how available investor interest collections are paid.

If available investor interest collections for a payment date are insufficient to cover the amounts above, the servicer will direct the indenture trustee to apply funds from the following sources on that payment date in the following order:

(1)        from excess interest collections available from other series in excess interest sharing group one, to cover shortfalls of the amounts described in items (1) to (15) above,

(2)        from available depositor collections (for available depositor principal collections, in an amount not to exceed the available subordinated amount) to cover shortfalls of the amounts described in items (1) to (10) above.  If available depositor collections are insufficient to reimburse the aggregate shortfalls for all series, then available depositor collections will be allocated to Series 20__-__ based on the ratio that its available subordinated amount bears to the aggregate available subordinated amounts for all series that have shortfalls.  If the amount of available depositor collections exceeds the aggregate shortfalls for all series, the excess available depositor collections will be applied to cover amounts that the servicer fails to deposit in the excess funding account when it adjusts the principal balance of a receivable as described in “Pool Balance, Depositor Amount and Allocations — Excess Funding Account.”  The available subordinated amount will be reduced by the amount of available depositor principal collections applied to cover shortfalls of the amounts described in items (1) to (10) above,

(3)        from the reserve account, to cover shortfalls of the amounts described in items (1) to (7) above, and

(4)        from available investor principal collections for that payment date, to cover shortfalls of the amounts described in items (1) to (4) above.

Payment of Principal.  On each payment date, the servicer will direct the indenture trustee to apply, first, the Series 20__-__ excess funding amount and, second, available investor principal collections for Series 20__-__ in the following order:

(1)        if the payment date relates to the controlled accumulation period, to the principal funding account the excess, if any, of (a) the lesser of (i) the controlled accumulation amount (plus any shortfall in required deposits of the controlled accumulation amount for prior payment dates) and (ii) the adjusted invested amount over (b) the amount deposited in the principal funding account from the excess funding account, as described below,

(2)        if the payment date relates to the early amortization period, to the principal funding account the excess, if any, of (a) the adjusted invested amount, over (b) the amount deposited in the principal funding account from the excess funding account, as described below,

(3)        to be treated as shared principal collections for other series in principal sharing group one, to be applied as described in “— Groups — Principal Sharing Group One” and “— Principal Sharing Groups” below,

(4)        to the excess funding account, to increase the net adjusted pool balance to the required pool balance as described in “Pool Balance, Depositor Amount and Allocations — Excess Funding Account,” and

(5)        to the holders of the depositor interest in the trust, all remaining available investor principal collections.

On each payment date that relates to the controlled accumulation period, the servicer will direct the indenture trustee to deposit in the principal funding account from the excess funding account the lesser of (a) the Series 20__-__ excess funding amount, and (b) the lesser of (i) the controlled accumulation amount, and (ii) the adjusted invested amount for that payment date.  On each payment date that relates to the early amortization period, the servicer will direct the indenture trustee to deposit in the principal funding account from the excess funding account the lesser of (a) the Series 20__-__ excess funding amount, and (b) the adjusted invested amount for that payment date.

If the Series 20__-__ excess funding amount and available investor principal collections for Series 20__-__ for a payment date that relates to an early amortization period are insufficient to cover the amount under item (2) above, the servicer will direct the indenture trustee to apply available depositor collections (for available depositor principal collections, in an amount not to exceed the available subordinated amount) on that payment date to cover the shortfall.

On the expected final payment date or on each payment date during an early amortization period, the servicer will direct the indenture trustee to apply amounts in the principal funding account in the following order:

(1)        to the Class A noteholders, [pro rata based on the note balance of each class of Class A notes,] until the note balance of the Class A notes is zero,

(2)        to the Class B noteholders, until the note balance of the Class B notes is zero

(3)        to the Class C noteholders, until the note balance of the Class C notes is zero, and

(4)        to the Class D noteholders, until the note balance of the Class D notes is zero.

This diagram shows how available investor principal collections are paid.

Defaulted Receivables and Principal Collections Used to Pay Interest

The servicer will allocate to Series 20__-__ the floating investor percentage of the principal balance of receivables that become defaulted receivables.  The defaulted receivables allocated to the series for a payment date will be funded from available investor interest collections, excess interest collections available to the series from other series in excess interest sharing group one, available depositor collections and amounts in the reserve account, as described in item (7) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” above.  If the defaulted receivables allocated to the series for a payment date exceed the funds available from those sources, the available subordinated amount (as reduced by the amount of available depositor principal collections applied to cover shortfalls of amounts described in items (1) to (6) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” above), will be reallocated to the series to avoid a reduction of the invested amount and the available subordinated amount will be reduced accordingly.  Any remaining defaulted receivables allocated to the series will reduce the invested amount of the Class D notes, then the Class C notes, then the Class B notes and finally the Class A notes[, pro rata based on the principal amount of each class of Class A notes].

On a payment date, available investor principal collections will be used to cover shortfalls in payments of interest on the notes in an amount not to exceed the sum of:

•      the available subordinated amount for that payment date, plus

•      the invested amount of any class subordinated to the affected class for that payment date.

The amount of principal collections used to pay interest on the notes will reduce the available subordinated amount to zero, then the invested amount of the Class D notes, then the Class C notes, and finally the Class B notes.

If principal collections are used to pay interest on the notes, the available subordinated amount (as reduced by the amount of available depositor principal collections applied to reimburse shortfalls of amounts described in items (1) to (10) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” above) will be reallocated to the series to avoid a reduction of the invested amount.

Reductions in the invested amount from defaulted receivables and principal collections used to pay interest on the notes may be reimbursed on later payment dates from available investor interest collections, excess interest collections available from other series in excess interest sharing group one and available depositor collections allocated to the series (for available depositor principal collections, in an amount not to exceed the available subordinated amount), as described in items (9) and (10) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” above,  If the invested amount of the series is reduced to zero, the notes will not receive any further allocations of interest collections or principal collections.

Ineligible Receivables and Overconcentration Amounts

The depositors may sell ineligible receivables to the trust so long as these ineligible receivables are originated in an eligible account.  If ineligible receivables are in the trust, the incremental subordinated amount will be increased to take into account the principal balance of the ineligible receivables allocated to the series, which will result in a corresponding increase in the available subordinated amount.

The incremental subordinated amount will also be increased by the aggregate principal balance of receivables that constitute overconcentrations allocated to the series, which will also result in a corresponding increase in the available subordinated amount.  The overconcentration amounts are calculated on each determination date based on amounts on the last day of the prior month.

The “dealer overconcentration” is the excess of:

•      the aggregate principal balance of receivables originated in the designated accounts of a dealer or a group of affiliated dealers, over

•      __% [(or __% in the case of dealers affiliated with AutoNation, Inc.)] of the pool balance.

[The “development dealer overconcentration” is the excess of:

•      the aggregate principal balance of receivables relating to dealers in which Ford or any affiliate of Ford has an equity investment exceeding __% (as determined according to the servicer’s customary policies and procedures), known as “development dealers,” over

•      __% of the pool balance.]

The “fleet vehicle overconcentration” is the excess of:

•      the aggregate principal balance of receivables originated in designated accounts that are used by the servicer for fleet purchases of vehicles by the related dealer, over

•      __% of the pool balance.

The “manufacturer overconcentration” is the sum of:

•      the excess of:

—    the aggregate principal balance of receivables related to financed vehicles made by a single manufacturer (other than Ford or one of its affiliated manufacturers) with a long-term credit rating of at least [“A-”] by Standard & Poor’s and Fitch (if rated by Fitch), and [“A3”] by Moody’s (if rated by Moody’s), over

—    __% of the pool balance, plus

•      the excess of:

—    the aggregate principal balance of receivables related to financed vehicles made by a single manufacturer (other than Ford or one of its affiliated manufacturers) with a long-term credit rating of [“BBB+”] or lower by Standard & Poor’s or unrated by Standard & Poor’s, or [“BBB+”] or lower by Fitch (if rated by Fitch), or [“Baa1”] or lower by Moody’s (if rated by Moody’s), over

—    __% of the pool balance.

The “medium and heavy truck overconcentration” is the excess of:

•      the aggregate principal balance of receivables related to financed medium- and heavy trucks, over

•      __% of the pool balance.

The “used vehicle overconcentration” is the excess of:

•      the aggregate principal balance of receivables related to financed used and program vehicles, over

•      __% of the pool balance.

The overconcentration definitions, including the percentages stated in the definitions, may be modified without the consent of the Series 20__-__ noteholders so long as the rating agency condition is satisfied for each rating agency then rating the notes.

Servicing Fees

The share of the servicing fee and the back-up servicing fee allocated to Series 20__-__ for a payment date is the monthly servicing fee and the monthly back-up servicing fee.  The portion of the monthly servicing fee and the monthly back-up servicing fee that is attributable to the depositor interest is the “monthly depositor servicing fee,” and that amount will be deducted from amounts otherwise payable to the depositors and deposited in the collection account for each payment date.

The “monthly servicing fee” will equal one-twelfth of the product of (a) __%, multiplied by (b) the percentage equal to (i) the floating investor percentage, divided by (ii) the sum of the floating investor percentages for all series for that month, multiplied by (c) the pool balance on the last day of the prior month.

The “monthly back-up servicing fee” for a month will equal one-twelfth of the product of (a) __%, multiplied by (b) the percentage equal to (i) the floating investor percentage, divided by (ii) the sum of the floating investor percentages for all series for that month, multiplied by (c) the pool balance on the last day of the prior month.

The “monthly depositor servicing fee” for a month will equal one-twelfth of the product of (a) the product of (i) the sum of __% and __%, multiplied by (ii) 100% minus the sum of the floating investor percentages for all series for that month, multiplied by (iii) the pool balance on the last day of the prior month, multiplied by (b) the percentage equal to (i) the floating investor percentage, divided by (ii) the sum of the floating investor percentages for all series that month.

If the back-up servicer becomes the successor servicer, amounts in a back-up servicer reserve account will be used to pay the transition expenses of the back-up servicer.  Transition expenses in excess of the amount in the back-up servicer reserve account will be paid from available investor interest collections as described in item (15) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” above.

For more information about the back-up servicer, you should read “Transaction Parties — Back-up Servicer.”

Groups

Excess Interest Sharing Group One.  Series 20__-__ will be included in a group of series referred to as “excess interest sharing group one.”  Excess interest collections for the series, as described in item (16) of “— Application of Investor Collections — Payment of Interest, Fees and Other Items” above, will be made available to other series in excess interest sharing group one whose share of interest collections is not sufficient to make required payments or deposits for that series.  If available investor interest collections for the series are insufficient to make all required payments and deposits, the series will have access to excess interest collections from other series in excess interest sharing group one.  Each series that is part of excess interest sharing group one and has a shortfall will receive a share of the total amount of excess interest collections available for that month based on the amount of shortfall for that series, divided by the total shortfall for all series in excess interest sharing group one for that month.

Principal Sharing Group One.  Series 20__-__ will be included in a group of series referred to as “principal sharing group one.”  Shared principal collections for the series, as described in item (3) of “— Application of Investor Collections — Payment of Principal” above, will be made available to other series in principal sharing group one whose share of principal collections is not sufficient to make required payments or deposits for that series.  If available investor principal collections for the series (determined without shared principal collections from other series) are insufficient to make all required payments and deposits, the series will have access to shared principal collections from other series in principal sharing group one.  Shared principal collections will be used to reimburse principal shortfalls, but not to reimburse defaulted receivables allocated to the series.  Each series that is part of principal sharing group one and has a principal shortfall will receive a share of the total amount of shared principal collections available for that month based on the amount of shortfall for that series, divided by the total shortfall for all series in principal sharing group one for that month.  To the extent that shared principal collections exceed principal shortfalls, the balance will be deposited in the excess funding account if needed to increase the net adjusted pool balance to the required pool balance and then paid to the depositors.

Amortization Events

The “amortization events” for Series 20__-__ consists of the following “series amortization events”:

(1)        either depositor fails (a) to make a payment or deposit within five business days of when the payment or deposit is required to be made, or (b) to observe or perform in a material respect other covenants or agreements of the depositor in the related sale and servicing agreement, the indenture or the Series 20__-__ indenture supplement that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders and continues for 60 days after it receives notice of the failure,

(2)        a representation by either depositor in the related sale and servicing agreement, the indenture or the Series 20__-__ indenture supplement, or any information required to be given by the depositor under the related sale and servicing agreement to identify the designated accounts is determined to be incorrect in a material respect when made or delivered that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders and which continues to be incorrect for 60 days after it receives notice of the failure, except that an amortization event will not occur if the depositor accepted reassignment of the related receivables during the 60-day period,

(3)        a servicer termination event occurs that adversely affects the amount or timing of payments to be made to the Series 20__-__ noteholders,

(4)        the notes are not paid in full on the expected final payment date,

(5)        the average of the monthly payment rates on the receivables for the three prior months is less than __%,

(6)        the available subordinated amount is less than the required subordinated amount on a payment date, after giving effect to any payments to be made on that payment date, and the shortfall continues for five business days; provided, that any reduction of the available subordinated amount resulting from reallocations of the available depositor principal collections to pay interest on the notes if LIBOR is equal to or greater than the prime rate on which interest on the receivables is calculated on the LIBOR determination date will be considered an amortization event only if LIBOR remains equal to or greater than the prime rate for the 30 days following that LIBOR determination date,

(7)        the amount in the excess funding account exceeds [__]% of the sum of the adjusted invested amounts of all series for three consecutive months, after giving effect to any payments to be made on each related payment date, and

(8)        the notes are accelerated after an event of default.

In the case of an event described in items (1) to (3) above that occurs and is continuing, an amortization event for Series 20__-__ will occur only if either the indenture trustee or a majority of the Series 20__-__ notes declare there to be an amortization event.  In the case of an event described in items (4) to (8) above, an amortization event for Series 20__-__ will occur on the occurrence of the event without any notice or other action on the part of the indenture trustee or the holders of the Series 20__-__ notes.

Additionally, the following “trust amortization events” apply to all series:

•      a depositor fails to sell to the trust receivables originated in additional eligible accounts to maintain the pool balance at required levels within ten business days,

•      the bankruptcy or dissolution of a depositor, Ford Credit or Ford, unless for Ford Credit or Ford, the rating agency condition is satisfied for each rating agency then rating any series or class, or

•      the trust becomes subject to regulation as an “investment company” within the meaning of the Investment Company Act of 1940.

In the case of a trust amortization event, an amortization event for all series will occur on the occurrence of the event without any notice or other action on the part of the indenture trustee or the holders of any series of notes.

Events of Default and Acceleration

The occurrence of any of the following for a series will be an “event of default” for that series under the indenture:

•      the trust fails to pay interest due on any note which continues for 35 days,

•      the trust fails to pay the principal of any note in full on its final maturity date,

•      the trust fails to observe or perform any covenant or agreement made in the indenture, or a breach by the trust of a representation made in the indenture, which will cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and the failure or breach continues for 60 days after notice was given to the trust by the indenture trustee or to the trust and the indenture trustee by at least 25% of the affected series, or

•      the bankruptcy or dissolution of the trust

Failure to pay the principal of a note in full on its expected final payment date is not an event of default.  An event of default for one series will not necessarily be an event of default for another series.

Except in some limited circumstances, if the indenture trustee knows of an event that with notice or lapse of time or both would become an event of default for a series, it must notify all noteholders of the series within 90 days.  If, for a series, the trust knows of an event that with notice or lapse of time or both would become an event of default of the type described in the third item above, it must notify the indenture trustee within five business days.  If the indenture trustee knows of an event of default for a series, it must notify the noteholders of the series within five business days.  The servicer must notify the trust, the back-up servicer, the indenture trustee and each of the rating agencies within five business days of obtaining actual knowledge of an event of default.

A majority of a series may waive any event default for that series and its consequences except a event of default (a) in the payment of principal of or interest on any of the notes (other than an event of default relating to failure to pay principal due only because of the acceleration of the notes) or (b) relating to a covenant or agreement in the indenture that requires the unanimous consent of the noteholders of each affected series in order to be modified.

Acceleration of the Notes.  If an event of default occurs because of bankruptcy or dissolution of the trust, the notes of all series will be accelerated automatically.  If an event of default occurs for a series for another reason, the indenture trustee or a majority of the series may accelerate the notes of that series and declare them to be immediately due and payable.  Any acceleration of the notes may, subject to the satisfaction of certain conditions, be rescinded by a majority of that series.

When a series is accelerated, an early amortization period will start and principal and interest collections allocated to that series will be applied to make monthly principal and interest payments on the notes of that series until the earlier of the date the notes are paid in full or the final maturity date of that series.  Funds in the collection account and excess funding account allocable to that series and other trust accounts for the series will be applied to pay principal and interest on that series.

Remedies Following Acceleration.  If a series has been accelerated and the indenture trustee has not received any directions from the noteholders about the time, method and place of conducting a proceeding for any remedy available to the indenture trustee, the indenture trustee may continue to hold the trust property allocable to that series and apply collections on that trust property to make payments on those notes.

If an event of default has occurred and the series has been accelerated, the indenture trustee:

•      may at its own election or at the direction of a majority of that series:

—        start a legal proceeding for the collection of the notes and enforce any judgment obtained,

—        take another action to protect and enforce the rights and remedies of the indenture trustee and the noteholders, or

—        sell the trust property allocable to that series, but only if the indenture trustee determines that the proceeds of the sale will be sufficient to pay the principal of and interest on the accelerated notes in full, and

•      must, at the direction of all of the holders of the series, cause the trust to sell the portion of the trust property allocable to that series, regardless of the sufficiency of the proceeds from the sale to pay the principal of and interest on the accelerated notes in full.

Following the sale of the trust property allocable to the accelerated series and the application of the proceeds of that sale and of the amounts then held in the collection account and the excess funding account allocable to that series and any trust accounts for that series and amounts available from enhancement for that series, that series will no longer be entitled to any allocation of collections or other trust property under the indenture or the indenture supplement, and those notes will no longer be outstanding.

Standard of Care of the Indenture Trustee Following an Event of Default.  If an event of default has occurred and is continuing, the indenture trustee must exercise its rights and powers under the indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs.  A majority of the affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee following an event of default and acceleration of the affected series.

Limitation on Legal Proceedings.  No noteholder will have the right to start any legal proceeding for any remedy under the indenture or an indenture supplement described in “—Remedies Following Acceleration” above unless:

•      the noteholder notified the indenture trustee of a continuing event of default,

•      at least 25% of the affected series requested the indenture trustee to start the legal proceeding,

•      the requesting noteholders offered reasonable security or indemnity satisfactory to the indenture trustee against any liabilities that the indenture trustee may incur in complying with the request,

•      the indenture trustee failed to start the legal proceeding within 60 days after its receipt of the notice, request and offer of indemnity, and

•      a majority of the affected series have not given the indenture trustee any inconsistent direction during the 60-day period.

A noteholder, however, has the right to start at any time a proceeding to enforce its right to receive principal and interest due to it under its note, and that right may not be impaired without the consent of the noteholder.

The indenture trustee and the noteholders of each series and the other secured creditors of the trust will agree not to start or pursue a bankruptcy proceeding against the trust.

Satisfaction and Discharge of Indenture

The indenture and the indenture supplement for any series will not be discharged until:

•      the indenture trustee has received all notes of the series for cancellation or, with certain limitations, funds sufficient to pay all notes of the series in full,

•      the trust has paid all amounts payable by it under the transaction documents, and

•      the trust has delivered an officer’s certificate and a legal opinion each stating that all conditions to the satisfaction and discharge of the indenture and the indenture supplement for the series have been satisfied.

Amendments to Indenture and Indenture Supplement

The indenture trustee and the trust may amend the indenture or the indenture supplement for a series without the consent of the noteholders of any series for limited purposes, including to:

•      further protect the indenture trustee’s interest in the receivables and other trust property subject to the lien of the indenture,

•      add to the covenants of the trust for the benefit of the noteholders,

•      transfer or pledge any additional property to the indenture trustee,

•      correct any ambiguity, correct any mistake or add a term that is not inconsistent with other terms of the indenture or the indenture supplement, so long as the administrator certifies that the correction will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and

•      modify, eliminate or add terms required by or necessary to qualify the indenture under the Trust Indenture Act.

The indenture trustee and the trust may amend the indenture or the indenture supplement for a series to add, change or eliminate a term or modify the rights of all noteholders under the indenture or the rights of noteholders of the related series under the indenture supplement:

•      without the consent of the noteholders if (a) the administrator certifies that the amendment will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class and (b) the “rating agency condition” is satisfied for the rating agencies for each series or the applicable series, which generally means, for any series and any proposed action, that each rating agency rating that series either (i) confirms that the proposed action will not result in a reduction or withdrawal of its then-current rating of the notes of that series or (ii) within ten business days of receiving notice of the proposed action, does not notify the depositors, the servicer, the owner trustee or the indenture trustee that the proposed action will result in a reduction or withdrawal of its then-current ratings of the notes of that series, or

•      with the consent of a majority of each series.

In each case, the indenture trustee must receive a legal opinion that for federal income tax purposes, the amendment will not cause any note to be deemed sold or exchanged or cause the trust to be treated as an association or publicly traded partnership taxable as a corporation.

The prior consent of all adversely affected noteholders of a series will be required for any amendment to the indenture or the indenture supplement that:

•      changes the terms for amending the indenture or the indenture supplement or voting or consent under the indenture or the indenture supplement,

•      changes the principal amount of or interest rate on any note of that series, the expected final maturity date of the notes of that series, the priority of payments or how principal or interest payments are calculated or made on the notes of that series,

•      impairs the right of noteholders of that series to start legal proceedings to enforce the indenture or the indenture supplement, or

•      permits the creation of a lien ranking prior or equal to, or impairs, the lien of the indenture trustee on the trust property.

Reopening of Series

The trust may, without notice to or the consent of, the Series 20__-__ noteholders, issue additional notes of any class if:

•      the rating agency condition is satisfied for each rating agency rating the Series 20__-__ notes,

•      the depositors certify that the additional issuance will not cause an amortization event for another series,

•      after the additional issuance the amount in the reserve account equals the required reserve account amount,

•      on or before the additional issuance of any class [(treating the Class A-1 and Class A-2 notes as a single class)], the trust has issued notes of each class that is junior to that class so that the proportion of the note balance of the junior class to the note balance of the more senior class is equal to or greater than the proportion that existed on the closing date, and

•      after the additional issuance the net adjusted pool balance equals or exceeds the required pool balance.

New Issuances

The depositors may cause the trust to issue a new series under an indenture supplement without the consent of any noteholder of any series previously issued by the trust.  Each series may have different terms and enhancements from another series, including different expected final payment dates and series early amortization events, which may cause some series to amortize earlier than others.  The trust may offer a series under a prospectus, an offering memorandum supplement or in transactions either registered under the Securities Act of 1933 or exempt from registration, directly, through one or more underwriters, initial purchasers or placement agents, in fixed-price offerings or in negotiated transactions.  The series may have different terms from those described in this prospectus.  If the trust has other series outstanding at the time it issues a new series, the prospectus, offering memorandum or other disclosure document for the new series will list the main characteristics of those other series.

A new series may only be issued if, among other things, the following conditions are satisfied:

•      an indenture supplement specifying the principal terms of the new series is delivered to the owner trustee and the indenture trustee,

•      the rating agency condition is satisfied for the rating agencies for each series,

•      the depositors certify that the new issuance will not cause an amortization event or an event of default to occur for any series, or materially and adversely affect the amount or timing of payments to be made to the noteholders of any series,

•      the indenture trustee receives a legal opinion that for federal income tax purposes, the new issuance will not cause the notes of any series to fail to qualify as debt or cause the trust to be treated as an association (or publicly traded partnership) taxable as a corporation, and

•      after the new issuance, the net adjusted pool balance exceeds the required pool balance.

Noteholder Communication

A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee as permitted by the transaction documents through the procedures of DTC and by notice to the indenture trustee.

Three or more noteholders may request a list of all noteholders of the trust maintained by the indenture trustee for the purpose of communicating with other noteholders about their rights under the indenture or under the notes.  Any request must be accompanied by a copy of the communication that the requesting noteholders propose to send.

A noteholder may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents.  The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder.  The trust will promptly deliver any request to the servicer.  On receipt of a communication request, the servicer will include in the Form 10-D filed in the next month the following information:

•      a statement that the trust received a communication request,

•      the date the request was received,

•      the name of the requesting noteholder,

•      a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents, and

•      a description of the method by which the other noteholders may contact the requesting noteholder.

Any expenses of the trust or the servicer relating to an investor communication, including any review of documents evidencing ownership of a note and the inclusion of the investor communication information in the Form 10-D, will be paid by the servicer.

In order to make a request or demand or to provide notice to the trust, the owner trustee, the indenture trustee, the depositors, the sponsor or the servicer under the transaction documents, a noteholder must either be a noteholder of record or must provide a written certification stating that it is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note.

Book-Entry Registration

The notes will be available only in book-entry form except in the limited circumstances described below.  All notes will be held in book-entry form by The Depository Trust Company, or “DTC,” in the name of Cede & Co., as nominee of DTC.  Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC.  Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V., which will hold positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants.  The notes will be traded as home market instruments in both the U.S. domestic and European markets.  Initial settlement and all secondary trades will settle in same-day funds.

Noteholders who hold their notes through DTC will follow the settlement practices for U.S. corporate debt obligations.  Investors who hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures for conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

Actions of noteholders under the indenture will be taken by DTC on instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes according to DTC’s rules and procedures.

Prospective noteholders should review the rules and procedures of DTC, Clearstream and Euroclear for clearing, settlement, payments and tax withholding applicable to their purchase of the notes.  In particular, investors should note that DTC’s rules and procedures limit the ability of the issuer and the indenture trustee to make post-payable adjustments for principal and interest payments after a period of time, which may be as short as 90 days.

Notes will be issued in physical form to noteholders only if:

•      the administrator determines that DTC is no longer willing or able to discharge properly its responsibilities as depository for the notes and the administrator or the depositors cannot appoint a qualified successor,

•      the administrator terminates the book-entry system through DTC, or

•      after the occurrence of an event of default or a servicer termination event, a majority of a series notify the indenture trustee and DTC to terminate the book-entry system through DTC (or a successor to DTC) for that series.

Payments of interest and principal on definitive notes will be made by the indenture trustee on each payment date to registered holders of definitive notes as of the end of the prior month.  The payments will be made by check mailed to the address of the holder as it appears on the register maintained by the indenture trustee.  The final payment on a definitive note will be made only on presentation and surrender of the definitive note at the address stated in the notice of final payment to the noteholders.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or a note registrar.  No service charge will be imposed for registration of transfer or exchange, but the indenture trustee may require payment of an amount sufficient to cover any tax or other governmental charge related to a transfer or exchange.

Computing Outstanding Principal Amount

The monthly investor report for the notes will include a note factor for each class of notes that can be used to compute the portion of the outstanding principal amount of that class of notes each month.  The factor for each class of notes will be a seven-digit decimal indicating the remaining outstanding principal amount of that class of notes as of the applicable payment date as a percentage of its original principal amount, after giving effect to payments to be made on the payment date.

The factors for each class of notes will initially be 1.0000000 and will decline as the outstanding principal amount of the class declines.  For each note, the portion of the outstanding principal amount of that class of notes can be determined by multiplying the original denomination of that note by the note factor for that class of notes.

Notes Owned by Transaction Parties

Notes owned by the trust, the depositors, the servicer or any of their affiliates will not be included for purposes of determining whether a stated percentage of any series or class has taken any action under the indenture or any transaction document.

CREDIT ENHANCEMENT

The credit enhancement described below is available only for Series 20__-__.  Series 20__-__ will not be entitled to the series enhancement available to any other series that the trust already issued or may issue in the future.

Reserve Account

The indenture trustee will establish the “reserve account” for the benefit of the Series 20__-__ noteholders.  If, on a payment date, available investor interest collections, excess interest collections available for the series from other series in excess interest sharing group one and available depositor collections allocated to the series, are insufficient to fund certain of the amounts required to be paid on that date, as described in items (1) to (7) of “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items,” the indenture trustee will apply amounts in the reserve account to the extent available to cover these shortfalls.

On the closing date, $___________ (or __% of the initial note balance of the series) will be deposited in the reserve account.  The “reserve account required amount” for a payment date is __% of the initial note balance of the series, except that (a) for a payment date relating to a subordination step-up period, the depositors may elect to increase the percentage by the step-up percentage, instead of increasing the subordination factor and (b) for a payment date relating to the early amortization period, the percentage will increase to __% of the initial note balance of the series, unless the depositors have already elected to increase the percentage under clause (a).  However, the depositors may reduce these percentages if the rating agency condition is satisfied for each rating agency then rating the notes.

If, on a payment date, the amount in the reserve account is less than the reserve account required amount, after making other required payments and deposits, the indenture trustee will deposit available investor interest collections, excess interest collections available for the series from other series in excess interest sharing group one and available depositor collections allocated to the series, up to the amount of the shortfall, in the reserve account, as described in item (8) of “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”

After the earlier of the payment in full of the series and the final maturity date, any funds remaining in the reserve account will be included in available investor principal collections.

Subordination

Series 20__-__ is structured so that the trust will pay interest and principal to each class sequentially in order of seniority.  Thus, the trust will not pay interest on a class of notes until the interest due on all more senior classes of notes is paid in full and will not pay principal of a class of notes until the principal amount of all more senior classes of notes is paid in full.

In addition, the subordinated notes bear the risk of reduction of their invested amount due to defaulted receivables and principal collections used to pay interest before each more senior class of notes.

For more information about defaulted receivables and principal collections used to pay interest, you should read “Description of the Notes — Defaulted Receivables and Principal Collections Used to Pay Interest” above.

These subordination features provide credit enhancement to more senior classes of notes, with the Class A notes benefiting the most.

Available Subordinated Amount

If, on a payment date, available investor interest collections and excess interest collections available for the series from other series in excess interest sharing group one are insufficient to fund amounts described in items (1) to (10) of “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items,” then available depositor collections will be applied to cover those shortfalls.  An application of available depositor principal collections will reduce the available subordinated amount.  In addition, during an early amortization period, available depositor collections will be available to pay principal of the notes, as described in item (2) of “Description of the Notes — Application of Investor Collections — Payment of Principal,” but an application of available depositor interest collections and available depositor principal collections will not reduce the available subordinated amount.  In both cases, available depositor principal collections may be included in available depositor collections in an amount that does not exceed the available subordinated amount.

If, on a payment date, (a) the defaulted receivables allocated to the series exceed the amounts available to cover those defaulted receivables or (b) any principal collections are used to pay interest on the notes, in each case, as described above in “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items,” then the available subordinated amount (after giving effect to any reductions on that date) will be reallocated to the invested amount for the series in an amount up to the sum of the excess defaulted receivables and that amount of available investor principal collections used to pay interest to avoid a reduction in the invested amount for the series.  The available subordinated amount will be reduced by the amount reallocated.

The “available subordinated amount” for the series on the first determination date will be $_____________ plus the incremental subordinated amount for that date.

On each later determination date, the available subordinated amount will equal the lesser of:

•      the required subordinated amount for that determination date, and

•      an amount equal to:

—        the available subordinated amount for the prior determination date, minus

—        the amount of available depositor principal collections used to cover shortfalls of the payments and deposits to be made on the related payment date, as described in items (1) to (10) of “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items,” minus

—        the amount of the available subordinated amount reallocated to the invested amount to avoid a reduction in the invested amount of the series due to defaulted receivables or principal collections used to pay interest, as described in “Description of the Notes — Defaulted Receivables and Principal Collections Used to Pay Interest,” plus

—        the amount of available investor interest collections paid to the depositors to increase the available subordinated amount, as described in item (13) of “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items,” minus

—        the incremental subordinated amount for the prior determination date, plus

—        the incremental subordinated amount for the current determination date, minus

—        the subordinated percentage of the increase in the Series 20__-__ excess funding amount since the prior payment date to the following payment date, plus

—        the subordinated percentage of the decrease in the Series 20__-__ excess funding amount since the prior payment date to the following payment date, plus

—        an amount equal to the increase, if any, in the required subordinated amount as a result of a change in the subordination factor since the prior determination date, minus

—        an amount equal to the decrease, if any, in the required subordinated amount as a result of a change in the subordination factor since the prior determination date, plus

—        any increases made by the depositors, as described in the next paragraph.

The depositors may at any time increase the available subordinated amount so long as the cumulative amount of the increases does not exceed ___% of the initial note balance of the series.  The depositors will not be obligated to increase the available subordinated amount at any time.  If the available subordinated amount falls below the required subordinated amount, an amortization event may occur for Series 20__-__.  However, the depositors may elect to increase the available subordinated amount at the time an amortization event would occur to prevent or delay the occurrence of the amortization event.

The “required subordinated amount” for Series 20__-__ for any date will equal:

•      the product of (a) the subordinated percentage for that date, multiplied by (b) the excess of the initial note balance of the series over the Series 20__-__ excess funding amount (after giving effect to any changes in that amount on that date), plus

•      the incremental subordinated amount for that date.

The “subordinated percentage” for Series 20__-__ will equal the subordination factor, divided by the excess of 100% over the subordination factor.

The “subordination factor” for the Series 20__-__ notes is ____%, but will increase to ____% during a subordination step-up period, unless the depositors elect to increase the reserve account required amount and deposit the related increase amount in the reserve account.  A “subordination step-up period” will start on any determination date for which the average of the monthly payment rates on the receivables for the three prior months is less than __%, and will continue until any later determination date for which the average of the monthly payment rates on the receivables for the three prior months is greater than or equal to __%.

The subordinated percentage will equal approximately ____% when calculated using a subordination factor of ____% and will equal approximately ____% when calculated using a subordination factor of ____%.  The difference between these percentages is the “step-up percentage.”

The “incremental subordinated amount” for Series 20__-__ for any determination date will equal:

•      a fraction:

—        the numerator of which is (a) the adjusted invested amount on the payment date following that determination date (after giving effect to any changes to be made in that amount on that payment date), plus (b)  the product of the initial note balance of the series multiplied by the excess of the required pool percentage over 100%, plus (c) the required subordinated amount on that determination date (without giving effect to the incremental subordinated amount), minus (d) the Series 20__-__ excess funding amount on that determination date (after giving effect to any changes in that amount on that determination date), and

—        the denominator of which is the pool balance on that determination date, multiplied by

•      the excess of (a) the aggregate principal balance of ineligible receivables and receivables that contribute to overconcentrations for that determination date, over (b) the aggregate principal balance of ineligible receivables and receivables that contribute to overconcentrations that, in each case, became defaulted receivables on or after the prior determination date and before the current determination date.

Excess Spread

“Excess spread” for the series for a payment date will be the amount, if any, by which available investor interest collections exceeds the interest payments on the notes and the senior fees and expenses of the trust, as described in items (1) to (6) of “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”  Any excess spread will be available on each payment date to cover shortfalls in other items in the priority of payments, including to cover losses on any defaulted receivables allocated to the series and to make required deposits in the reserve account.

[CREDIT RISK RETENTION]

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its wholly-owned affiliates, to retain an economic interest in the credit risk of the receivables.  The depositors are wholly-owned affiliates of the sponsor and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s obligations under Regulation RR.

Under Regulation RR, the depositors must retain a “seller’s interest” of not less than 5% of the principal amount of the notes of each series, excluding any notes held to maturity by the sponsor or its wholly-owned affiliates.  The depositors’ retention of the depositor interest satisfies the requirements for a “seller’s interest” under Regulation RR, because the subordinated percentage used to calculate the required subordinated amount for Series 20__-__ and each outstanding series is greater than [5]%.  The principal portion of the depositor interest is the depositor amount, which is required to be maintained in an amount at least equal to the required depositor amount.  The required depositor amount is equal to the sum of (a) the sum of the available subordinated amounts for each series and (b) if any series has a required pool percentage in excess of 100%, the amount of such excess times the initial invested amount of that series.  The portion of the depositor amount in excess of the available subordinated amounts of each series is pari passu with each series, and fluctuates with the changes in the pool balance.  The depositors are required to hold the depositor interest for the life of the securitization transaction.  None of Ford Credit, the depositors or any of their affiliates may hedge the depositor interest.

On the closing date, the depositor amount will be __% of the aggregate principal amount of the notes of each series issued by the trust, based on the pool balance as of ______, 20__.  The actual percentage of the aggregate principal amount of the notes of each series represented by the depositor amount on the closing date will be included in the first investor report for the trust.]

SERVICING

The servicer will service the receivables and this securitization transaction under a sale and servicing agreement among the trust, the depositor and the servicer.  The following description summarizes the main terms of the sale and servicing agreement but is not a complete description of the entire agreement.  For more details about the sale and servicing agreement, you should read the form of sale and servicing agreement that is included as an exhibit to the registration statement filed with the SEC that includes this prospectus.

Servicing Obligations

Under the sale and servicing agreements, the servicer’s main obligations will be to:

•      verify payoff of the receivables after the sale of the financed vehicles,

•      collect and apply all payments made on the receivables and any other amounts received related to the receivables,

•      monitor dealer credit line balances,

•      conduct on-site vehicle inventory audits,

•      send invoices and respond to dealer inquiries,

•      process adjustments to the principal balance of the receivables,

•      administer processing days violations, payment and other defaults, status accounts and charge-offs,

•      administer enforcement proceedings on defaulted accounts,

•      maintain accurate and complete records and computer systems for the servicing of the receivables,

•      instruct the indenture trustee or the trust to make withdrawals and payments from the trust bank accounts, and

•      provide monthly investor reports and directions to the indenture trustee.

The servicer is not required or permitted to make advances for shortfalls in scheduled payments on receivables, collections or other cash flows on the receivables.

The servicer may delegate or perform its servicing obligations to or through others.  No delegation or subcontracting will relieve the servicer of its servicing obligations.  The servicer will be responsible for paying the fees of any delegates or subcontractors.

Servicing Procedures and Servicer Covenants

The servicer will service the receivables according to the policies and procedures that it uses in servicing dealer floorplan receivables for its own account or for others and in material compliance with law.  In servicing the receivables, the servicer may change its policies and procedures and the terms relating to the accounts designated to the trust if:

•      it will not cause an amortization event or an event of default to occur or adversely affect the amount or timing of payments to be made to the noteholders of any series,

•      the change applies to all dealer floorplan accounts owned or serviced by the servicer, and

•      in the case of a reduction in the rate of interest charged on the receivables, the reduction will not cause the interest earned on the receivables to be less than the interest payable on the notes and the servicing fee and back-up servicing fee, if any.

The servicer may not:

•      permit the rescission or cancellation of a receivable, except as ordered by a court or other government authority,

•      do anything to impair the rights of the noteholders in the receivables,

•      reschedule, revise or defer payments due on a receivable, except according to its policies and procedures, or

•      sell, transfer or pledge to another person or permit the creation or existence of a lien on the receivables sold to the trust, except for the lien of the indenture.

If Ford Credit discovers or is notified that it breached any of its covenants as servicer, and the breach has a material adverse effect on any receivables, Ford Credit will purchase those receivables as of the first day of the month that starts more than 60 days following the discovery or notice, unless it corrects the breach before that date.  The purchase price will be the principal balance of the affected receivables plus accrued interest and will be paid to the trust at least two business days before the payment date immediately following the end of the cure period.  This purchase is the only remedy available to the noteholders in case of a breach by Ford Credit of its servicer covenants.  Under the sale and servicing agreements, a successor servicer will not be obligated to repurchase receivables.

The servicer will also agree to notify the indenture trustee and the rating agencies of an event of default, amortization event or servicer termination event within five business days of obtaining actual knowledge of the event.

Servicing Fees

The servicer will receive a fee for its servicing activities and reimbursement of expenses incurred in administering the trust.  This servicing fee will accrue for each series in the amounts and will be calculated as described in “Description of the Notes — Servicing Compensation and Payment of Expenses.”  Each series’ servicing fee will be payable from interest collections allocable to that series in the priority described in “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”  No noteholder or the trust will be responsible for any servicing fee allocable to the depositor interest, unless the servicing fee is allocated to the related series from the amounts distributable to the depositors.  The servicer may elect to lower the percentage used to calculate the servicing fee.

Trust Bank Accounts

The indenture trustee established and will maintain for the benefit of the noteholders of all series, a “collection account” and an “excess funding account.”  The servicer will deposit in the collection account collections on the receivables up to the amount required for payment on the next payment date as described in “— Deposit of Collections” below.

For more information about allocation and application of collections in the collection account, you should read “Pool Balance, Depositor Amount and Allocations — Allocation and Application of Collections.”  For more information about the excess funding account, you should read “Pool Balance, Depositor Amount and Allocations — Excess Funding Account.”

On or before the closing date, the indenture trustee will establish and maintain for the benefit of the Series 20__-__ noteholders the principal funding account, the reserve account and the accumulation period reserve account for Series 20__-__.

At the direction of the servicer, the funds in the trust bank accounts will be invested in highly rated investments that mature or are made available on or before the day the funds are required to be available for payment.  All net investment earnings from the investments in the collection account and the excess funding account will be treated as interest collections.  All net investment earnings from the investments in the principal funding account, the reserve account and the accumulation period reserve account will be treated as available investor interest collections for Series 20__-__.

Funds in the trust bank accounts will be trust property and the servicer will have no access to the funds in the trust bank accounts.  Only the indenture trustee may withdraw funds from these accounts to pay trust obligations, including payments to the noteholders.  The indenture trustee will make payments from the collection account to the noteholders and others based on information provided by the servicer.

Deposit of Collections

The servicer will deposit the payments collected on the receivables in the collection account until it has deposited the required amounts for each month.  The amount that the servicer is required to deposit for that series will depend on whether the series is in its revolving period or accumulation or amortization periods, but generally will equal the amounts required to be paid for the series on the next payment date.  The servicer will deposit the required amounts in the collection account no later than two business days after processing the payments to the accounts of the dealers.  However, if Ford Credit’s short-term unsecured debt is rated equal to or higher than [“R-1 (middle)” by DBRS, “F1” by Fitch, “P-1” by Moody’s and “A-1” by Standard & Poor’s], if such rating agency is rating any notes issued by the trust, and if no servicer termination event has occurred, Ford Credit may deposit collections in the collection account on the business day before each payment date.  On that date, Ford Credit will deposit in the collection account funds only to the extent that those funds are required for deposit in other trust accounts or for payments to the noteholders, the depositors and other parties.  The servicer may retain its servicing fee for any series and will not be required to deposit the fee in the collection account.

Custodial Obligations of Ford Credit

Ford Credit will act as custodian for the trust and the indenture trustee and will retain the account file  for the dealer accounts designated to the trust and the receivables sold to the trust.  The physical documents in the account files will not be separated from other similar documents held by Ford Credit and will not be stamped or marked to reflect the designation of the account to the trust or the sale of the receivables to the depositors and the sale of the receivables to the trust.  The account files are held by Ford Credit as described in “Sponsor and Servicer — Underwriting and Credit Review Process.”

Limitations on Liability

The servicer will not be liable to the trust or the noteholders for any action or omission or for any error in judgment, unless it is willful misconduct, bad faith or negligence in the performance of its obligations.  The servicer will not be obligated to start, pursue or participate in any legal proceeding that is not incidental to its servicing obligations and that may cause it to incur expense or liability.  The servicer will indemnify the trust, the owner trustee and the indenture trustee for damages resulting from the servicer’s willful misconduct, bad faith or negligence in the performance of its servicing obligations.

Amendments to Sale and Servicing Agreements and Receivables Purchase Agreements

The issuer, the related depositor and the servicer may amend each sale and servicing agreement with prior notice to the rating agencies for each series:

•      without the consent of any noteholders, to correct an ambiguity or to correct or supplement any inconsistent term, if the administrator certifies that the action will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class,

•      without the consent of any noteholders, to add, modify or eliminate a term or modify in any manner the rights of the noteholders, if (a) the administrator certifies that the amendment will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and (b) the rating agency condition is satisfied for the rating agencies for each series,

•      with the consent of a majority of each adversely affected series, to make another change, except as described below, and

•      with the consent of each noteholder affected, to (a) reduce the amount or delay the timing of a payment or deposit, (b) change the manner of calculating the interests of a noteholder in the trust property, and (c) reduce the percentage of the note balance of the notes required to consent to an amendment.

The issuer, the related depositor and the servicer may amend each receivables purchase agreement with prior notice to the rating agencies for each series:

•      without the consent of any noteholders, to correct an ambiguity or to correct or supplement any inconsistent term, if the related depositor certifies that the action will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class,

•      without the consent of any noteholders, to add, modify or eliminate a term or modify the rights of the noteholders, if (a) the related depositor certifies that the amendment will not cause an amortization event or an event of default to occur, or adversely affect the amount or timing of payments to be made to the noteholders of any series or class, and (b) the rating agency condition is satisfied for the rating agencies for each series,

•      with the consent of a majority of each adversely affected series, to make another change, except as described below, and

•      with the consent of each noteholder affected, to (a) reduce the amount or delay the timing of a payment or deposit, (b) change the manner of calculating the interests of a noteholder in the trust property, and (c) reduce the percentage of the note balance required to consent to an amendment.

Resignation and Termination of Servicer

Ford Credit may not resign as servicer unless it is legally unable to perform its servicing obligations.  No resignation will become effective until a successor servicer has assumed Ford Credit’s servicing obligations.

The servicer may be terminated if a servicer termination event occurs.  A “servicer termination event” is:

(1)        the servicer fails to make a payment, transfer or deposit, or to instruct the indenture trustee to make a payment, transfer or deposit, on the required date, and that failure continues for five business days,

(2)        the servicer fails to observe or perform its other covenants or agreements, and the failure:

•      causes an amortization event or an event of default to occur, adversely affects the amount or timing of payments to be made to the noteholders of any series or class or causes the net adjusted pool balance to be less than the required pool balance, and

•      continues unremedied for 60 days after notice to the servicer by the indenture trustee, or to the servicer and the indenture trustee by holders of 10% or more of the note balance of all affected series,

(3)        a representation made by the servicer in the sale and servicing agreement, or in any certificate delivered as required by the sale and servicing agreement, is later determined to have been incorrect when made and it:

•      causes an amortization event or an event of default to occur, adversely affects the amount or timing of payments to be made to the noteholders of any series or class or causes the net adjusted pool balance to be less than the required pool balance, and

•      continues unremedied for 60 days after notice to the servicer by the indenture trustee or to the servicer and the indenture trustee by noteholders of 10% or more of the note balance of all affected series,

(4)        the servicer assigns or delegates its obligations, except as permitted under the sale and servicing agreement, or

(5)        bankruptcy of the servicer.

A delay in or failure of performance referred to in clause (1) above for ten business days after the five-day cure period, or referred to in clause (2) or (3) for 60 business days after the 60-day cure period, will not be a servicer termination event if the delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and the delay or failure was caused by an act of god or other similar occurrence outside the reasonable control of the servicer.  If any of these events occur, the servicer must use all commercially reasonable efforts to perform its obligations in a timely manner and must notify the indenture trustee and the trust of its failure or delay, together with a description of its efforts to perform its obligations.

The servicer must notify the indenture trustee and the rating agencies of the occurrence of a servicer termination event within five business days of obtaining actual knowledge of the event.

As long as a servicer termination event remains unremedied, the indenture trustee or a majority of all series may terminate the servicer.

Back-up Servicer

The back-up servicer will review the servicer’s operations annually, receive monthly receivables data and confirm certain information on the monthly investor reports using a data dictionary of the terms used in Ford Credit’s dealer floorplan receivables system.  If the servicer resigns or is terminated, the back-up servicer will be the successor servicer.

As compensation for performing its obligations, the trust will pay a fee to the back-up servicer and reimburse the back-up servicer for certain expenses in performing its obligations.

The servicer may terminate the back-up servicer if the back-up servicer breaches its representations and covenants, fails to perform its obligations, ceases to have a long-term debt rating of at least “BBB-” from Standard & Poor’s or “Baa3” from Moody’s, or becomes subject to a bankruptcy proceeding.  The back-up servicer may not resign except on a determination that the performance of its obligations is no longer permissible under law, or with the consent of the servicer.  For the resignation or termination of the back-up servicer, the servicer will appoint a successor back-up servicer that satisfies the eligibility criteria for a servicer under the sale and servicing agreement.  No resignation or termination of the back-up servicer will become effective until a successor back-up servicer is in place that, where required by a rating agency, satisfies the rating agency condition for the rating agency.

The servicer may also terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least “BBB-” from Standard & Poor’s and “Baa3” from Moody’s.

The back-up servicing agreement may be amended, with prior notice to the rating agencies of each series, but without the consent of any noteholder, if the amendment will not cause an amortization event or an event of default to occur or adversely affect the amount or timing of payments to be made to the noteholders of any series or class.

Successor Servicer

If the servicer resigns or is terminated, the back-up servicer will be the successor servicer.  If there is no back-up servicer in place at that time, the indenture trustee will be the successor servicer.  In that event, the indenture trustee, acting at the direction of the noteholders, may appoint a successor servicer that satisfies the eligibility criteria for a servicer under the sale and servicing agreements.  A termination of the servicer will not be effective until a successor servicer is appointed.

The servicer agrees to cooperate to effect a transition of servicing of the receivables to a successor servicer and make available its records for the dealer floorplan accounts and the receivables.  The servicer is not required to make available or license its proprietary servicing procedures, processes, models, software or other applications.

The indenture trustee will establish a “back-up servicer reserve account” and the servicer will deposit $[200,000] in that account.  If the back-up servicer becomes the successor servicer, the trust will reimburse the back-up servicer for its reasonable expenses incurred in the transition of servicing of the receivables from amounts in the back-up servicer reserve account.  Transition expenses in excess of the amount in the back-up servicer reserve account will be paid to the back-up servicer from interest collections allocable to each series.  If there is no back-up servicer, the predecessor servicer will reimburse the successor servicer for reasonable expenses incurred in the transition of servicing of the receivables to the successor servicer.

If the indenture trustee cannot appoint an eligible successor servicer and the servicer cannot correct a servicer termination event, the depositors may purchase the receivables in the trust on the next payment date at a price equal to the amounts stated for each series in the related indenture supplement.

If the servicer is in bankruptcy proceedings, the court may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer.

MONTHLY REPORTS

On or before the determination date in each month, the servicer will prepare and deliver an investor report to the owner trustee, the indenture trustee, the depositors and the rating agencies.  Each investor report will contain information about payments to be made on the Series 20__-__ notes on the payment date, the performance of the receivables during the prior month and the status of credit enhancements.  An officer of the servicer will certify the accuracy of the information in each investor report.  The servicer will post each investor report on its website located at www.fordcredit.com/institutionalinvestments/index.jhtml on the payment date.  The investor report will contain the following information for each payment date:

•      the total amount of interest collections and principal collections available for payment to all series,

•      the interest collections and principal collections allocated to the series,

•      the amount of interest and principal paid on the notes,

•      fees and expenses payable to the indenture trustee, the owner trustee and the asset representations reviewer,

•      the principal balance of new receivables originated during the prior month under the designated accounts,

•      the amount of defaulted receivables allocated to the series,

•      the monthly payment rate,

•      the balance of the reserve account and the amount of any withdrawals from or deposits in the reserve account to be made on the payment date,

•      the balance of the excess funding account and any net deposits in or withdrawals from the excess funding account during the prior month,

•      reductions of the invested amount of the series and any reimbursements of previous reductions of the invested amount,

•      the pool balance, the adjusted pool balance, the net adjusted pool balance,

•      the invested amount, the adjusted invested amount and the note balance of the notes,

•      the available subordinated amount including the incremental subordinated amount and the required subordinated amount,

•      the amount of redesignated accounts or reassigned or repurchased receivables and any repurchase demand activity,

•      any material change in the depositor interest, and

•      whether the status trigger has occurred.

[To be added for offerings after December 24, 2016:]

[The first investor report will also include the actual percentage of the aggregate principal amount of the notes of each series represented by the depositor amount on the closing date, as described in “Credit Risk Retention.”]

The servicer will use the investor report to instruct the indenture trustee on payments to be made to the Series 20__-__ noteholders on each payment date.  The indenture trustee will not be obligated to verify calculations made by the servicer.  On each payment date, the indenture trustee, as paying agent, will forward the investor report to each Series 20__-__ noteholder of record or make the investor report available to noteholders through the indenture trustee’s internet website, which is located at https://_________________.

The servicer, on behalf of the trust, will file a Form 10-D for the trust with the SEC within 15 days after each payment date which will include the investor report for that payment date and the following information, if applicable:

•      a description of the events that triggered a review of the review receivables by the asset representations reviewer during the prior month,

•      if the asset representations reviewer delivered its review report during the prior month, a summary of the report,

•      if the asset representations reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior month, the identity and experience of the new asset representations reviewer, the date the change occurred, the circumstances surrounding the change, and

•      a statement that the trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method which the other noteholders may contact the requesting noteholder.

ANNUAL COMPLIANCE REPORTS

The servicer will prepare or obtain a number of annual reports, statements or certificates for the trust.  No later than 90 days after the end of the calendar year, the servicer will provide to the depositor, the owner trustee, the indenture trustee and the rating agencies the following:

•                  Compliance Certificate:  a certificate stating that the servicer fulfilled all of its obligations under the sale and servicing agreements in all material respects throughout the prior calendar year or, if there was a failure to fulfill any obligation in any material respect, stating the nature and status of each failure,

•                  Assessment of Compliance:  a report on an assessment of compliance with the minimum servicing criteria about general servicing, cash collection and administration, investor payments and reporting and pool asset administration during the prior calendar year for each series that is subject to Regulation AB under the Securities Act of 1933, including disclosure of a material instance of noncompliance identified by the servicer, and

•                  Attestation Report:  a report by a registered public accounting firm that attests to, and reports on, the assessment made by the servicer of compliance with the minimum servicing criteria for each series that is subject to Regulation AB under the Securities Act of 1933 described above, which must be made according to standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board.

The servicer will file the compliance certificate, the assessment report and the attestation report with the SEC as exhibits to the trust’s annual report on Form 10-K within 90 days after the end of the calendar year.  A copy of these items may be obtained by any noteholder by request to the indenture trustee.

TRANSACTION PARTIES

The following descriptions of the transaction parties summarize certain parts of the transaction documents to which they are parties, including the trust agreement, the indenture and the indenture supplement, the administration agreement and the asset representations review agreement, but are not complete descriptions of these agreements.  For more details about the transaction documents, you should read the forms of the transaction documents that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.

Depositors

The depositors of receivables to the trust are Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC.  Each depositor meets the registrant requirements of paragraph I.A.1 of the General Instructions to Form SF-3.

Ford Credit Floorplan Corporation is a Delaware corporation incorporated in February 1991.  Ford Credit Floorplan LLC is a Delaware limited liability company organized in Delaware in August 1997.  Each is wholly-owned by Ford Credit.  Each was formed for the limited purpose of purchasing receivables from Ford Credit and selling the receivables to the trust for securitization transactions.

In connection with the offering of the notes, the chief executive officer of each depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due.  This certification will be filed by each depositor with the SEC at the time of filing of this prospectus.  The certification should not be considered to reduce or eliminate the risks of investing in the notes.

Each depositor will make representations about the characteristics of the receivables and the related designated accounts.  In addition, each depositor will represent that it owns the receivables free of liens or claims.  If any representation is later discovered to have been untrue when made and the breach has a material adverse effect on a receivable, that depositor must repurchase the receivable unless it corrects the breach in all material respects before the date it is required to repurchase the receivable.  In addition, the depositors must enforce Ford Credit’s repurchase obligation described in “Trust Property — Obligation to Repurchase of Receivables.”

The depositors will:

•                  be responsible for filing any required income tax or franchise tax returns for the trust and for filing and maintaining the effectiveness of the financing statements that perfect the trust’s security interest in the receivables and other trust property,

•                  pay the administrator’s annual fees,

•                  indemnify the owner trustee for liabilities and damages resulting from the owner trustee’s performance of its obligations under the trust agreement unless resulting from the willful misconduct, bad faith or negligence (other than errors in judgment) of the owner trustee or the breach of representations made by the owner trustee in the trust agreement,

•                  reimburse the expenses of the owner trustee or the indenture trustee if they resign or are removed, if those expenses are not paid by the trust, and

•                  indemnify the underwriters for certain liabilities as described in “Underwriting.”

The depositors may retain all or a portion of any class of notes issued by the trust.  Any retained notes may be sold by the depositors in private placements or other non-registered offerings and will not be offered by this prospectus.

Issuing Entity

The issuing entity for Series 20__-__ is Ford Credit Floorplan Master Owner Trust A, a Delaware statutory trust.  The trust’s fiscal year is the calendar year.

The trust is a master trust structured to issue notes in series.  Each series will consist of one or more classes, which may be issued at the same time or at different times.

The purposes of the trust are to:

•                  acquire and hold the receivables and other trust property,

•                  issue notes in series and pledge the trust property to the indenture trustee to secure payments on the notes,

•                  make payments on each series, and

•                  engage in other related activities to accomplish these purposes.

The trust may not engage in other activities and may not invest in other securities or make loans to anyone.

The depositors and the owner trustee may amend the trust agreement, without the consent of the noteholders, if the depositors provide an officer’s certificate that the amendment will not have a material adverse effect on the notes.  If no officer’s certificate is delivered, the amendment will require the consent of a majority of each series.

The trust may not dissolve, merge with or sell substantially all its assets to anyone or impair the first priority lien of the indenture trustee in the trust property except as permitted by the transaction documents.

The depositors and the servicer will indemnify the trust for liabilities and damages resulting from the depositor’s or the servicer’s willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its obligations under the sale and servicing agreements.

The trust is a master trust that issues notes in series.  On the closing date, the trust will issue the notes.  The trust has issued other series of notes, each of which is also secured by the assets of the trust.  The material terms of each series of notes are summarized in Annex A to this prospectus.  Some series issued by the trust are “variable funding notes,” the principal amount of which may be increased or decreased periodically at the discretion of the depositors.  The following table shows the expected capitalization of the trust on the closing date, after issuance of the notes:

Principal Amount
Series 20__-__	$
Series 20__-__
Series 20__-__
Total	$

Administrator

Ford Credit is the administrator of the trust under an administration agreement.

The administrator’s main obligations will be to provide notices on behalf of the trust and perform all administrative obligations of the trust under the transaction documents, including to:

•                  obtain and maintain the trust’s qualification to do business where necessary,

•                  notify the rating agencies for each series and the indenture trustee of events of default,

•                  prepare and file reports with the SEC,

•                  cause the servicer to perform its obligations under the sale and servicing agreements, and

•                  causing the indenture trustee to notify the noteholders of the redemption of their notes.

The depositors will pay the administrator an annual administration fee.

The administrator will indemnify the owner trustee and the indenture trustee for liabilities and damages resulting from the performance of their obligations under the transaction documents unless resulting from their willful misconduct, bad faith or negligence (other than errors in judgment) or breach of their representations in the transaction documents.

The administrator may resign at any time by giving 60 days’ notice to the trust, the indenture trustee and the owner trustee.  The owner trustee, with the consent of a majority of each series, may remove the administrator if (a) the administrator fails to perform in any material respect its obligations, which continues for 15 days after the administrator receives notice of the failure from the trust, the owner trustee or the indenture trustee or (b) an insolvency event of the administrator occurs.  No resignation or removal of the administrator will become effective until a successor administrator is in place.  No resignation or termination of the administrator will become effective until a successor administrator is in place.

Owner Trustee

_______________, a _______________, acts as the “owner trustee” under the trust agreement.

[Insert description of Owner Trustee, including prior experience as Owner Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The owner trustee’s main obligations will be to:

•                  maintain an account for the benefit of the depositors, and

•                  execute documents on behalf of the trust.

The owner trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the owner trustee.  The owner trustee will not be required to exercise its rights or powers under the transaction documents or to start, conduct or defend any legal proceedings on behalf of the trust at the direction of the depositors unless the depositors have offered reasonable security or indemnity satisfactory to the owner trustee to protect it against the costs and expenses that it may incur in complying with the direction.

The depositors and the administrator will indemnify the owner trustee for all liabilities and damages resulting from the owner trustee’s performance of its obligations under the trust agreement unless resulting from the willful misconduct, bad faith or negligence (other than errors of judgment) of the owner trustee or the breach of representations made by the owner trustee in the trust agreement.  The servicer will indemnify the owner trustee for liabilities and damages resulting from the servicer’s willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its obligations as servicer.  Each depositor will indemnify the owner trustee for all liabilities and damages resulting from the depositor’s willful misconduct, bad faith or negligence in the performance of its obligations under the transaction documents.

The trust will pay the acceptance fees and annual fees of the owner trustee, reimburse the owner trustee for expenses incurred in performing its obligations, and pay other indemnities to the owner trustee and not paid by the depositors or the administrator.  The trust will pay these amounts to the owner trustee on each payment date, along with similar amounts owed to the indenture trustee and the asset representations reviewer and expenses incurred by the trust under the transaction documents, up to the limit of $_______ per year, after the trust makes interest payments on the notes but before the trust makes other payments.  The trust will pay any of these amounts in excess of the limit only after all other fees and expenses of the trust, and all required interest and principal payments on the notes and after any required deposits in the reserve account and the accumulation period reserve account are made.

The owner trustee may resign at any time by notifying the depositors and the administrator.  The administrator may remove the owner trustee at any time and for any reason, and must remove the owner trustee if the owner trustee becomes legally unable to act as owner trustee, becomes subject to a bankruptcy or is no longer eligible to act as owner trustee under the trust agreement because of changes in its legal status, financial condition or ratings.  No resignation or removal of the owner trustee will be effective until a successor owner trustee is in place.  If not paid by the trust, the depositors will reimburse the owner trustee and the successor owner trustee for the expenses for replacement of the owner trustee.

The trust agreement will terminate on:

•                  the occurrence of the trust termination date stated in the trust agreement, and

•                  at the option of the depositors, the day after all rights of all series to receive payments from the trust have terminated.

On termination of the trust agreement, any remaining trust property will be distributed to the depositors and the trust will be terminated.

Indenture Trustee

______________, a ______________, is the “indenture trustee” under the indenture.

[Insert description of Indenture Trustee, including prior experience as Indenture Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The indenture trustee’s main obligations will be to:

•                  hold the security interest in the receivables and other trust property on behalf of the noteholders,

•                  administer the trust’s bank accounts,

•                  enforce remedies following an event of default and acceleration of the notes,

•                  act as note registrar to maintain a record of noteholders and provide for the registration, transfer, exchange and replacement of notes,

•                  act as note paying agent to make payments from the trust’s bank accounts to the noteholders and others; and

•                  notify the noteholders of an event of default.

Except in certain limited circumstances, if the indenture trustee knows of an event that with notice or the lapse of time or both would become an event of default, it must provide written notice to the noteholders within 90 days.  If the indenture trustee knows of an event of default, it must notify all noteholders within five business days.  If the notes have been accelerated, the indenture trustee may, and at the direction of a majority of each series must, start proceedings for the collection of amounts payable on the notes and enforce any judgment obtained, start foreclosure proceedings and, in certain circumstances, sell the trust property allocable to the affected series.

The indenture trustee’s standard of care changes depending on whether an event of default has occurred.  Before an event of default, the indenture trustee will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the indenture trustee.  Following an event of default, the indenture trustee must exercise its rights and powers under the indenture and each indenture supplement using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs.  However, the indenture trustee will not be liable in any event for special, indirect or consequential loss or damage.  Following an event of default, the indenture trustee may assert claims on behalf of the trust and the noteholders against the depositors and Ford Credit.

For a description of the rights and obligations of the indenture trustee after an event of default and on acceleration of the notes, you should read “Description of the Notes — Events of Default and Acceleration.”

The indenture trustee must mail an annual report to the noteholders if events stated in the Trust Indenture Act have occurred during the prior calendar year, including a change to the indenture trustee’s eligibility under the Trust Indenture Act, a conflict of interest under the Trust Indenture Act, a release of trust property from the lien of the indenture and any action taken by the indenture trustee that has a material adverse effect on the notes.

The indenture trustee will not be required to exercise its rights or powers, spend or risk its own funds or incur financial liability in the performance of its obligations if it reasonably believes that it is not likely to be repaid or indemnified by the trust.  The indenture trustee also will not be required to take action in response to requests or directions of the noteholders, other than requests, demands or directions relating to an asset representations review, unless the noteholders have offered reasonable security or indemnity satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request or direction.

The trust and the administrator will indemnify the indenture trustee for all liabilities and damages resulting from the indenture trustee’s performance of its obligations under the indenture and each indenture supplement unless resulting from the willful misconduct, bad faith or negligence (other than errors in judgment) of the indenture trustee or the breach of representations made by the indenture trustee in the indenture or an indenture supplement.  The servicer will indemnify the indenture trustee for damages resulting from the servicer’s willful misconduct, bad faith or negligence (other than errors in judgment) in the performance of its obligations as servicer.  Each depositor will indemnify the indenture trustee for all liabilities and damages resulting from the depositor’s willful misconduct, bad faith or negligence in the performance of its obligations under the transaction documents.

The trust will pay the acceptance fees and annual fees of the indenture trustee, reimburse the indenture trustee for expenses incurred in performing its obligations, and pay any indemnities due to the indenture trustee and not paid or reimbursed by the depositors or the administrator.  The trust will pay these amounts to the indenture trustee on each payment date, along with similar amounts owed to the owner trustee and the asset representations reviewer and expenses incurred by the trust under the transaction documents, up to the limit of $_______ per year, after the trust makes interest payments on the notes but before the trust makes other payments.  The trust will pay any of these amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust, and all required interest and principal payments on the notes and after any required deposits in the reserve account and the accumulation period reserve account have been made.

Under the Trust Indenture Act, the indenture trustee have a conflict of interest and be required to resign as indenture trustee for the notes or a class of notes if a default occurs under the indenture.  In these circumstances, separate successor indenture trustees will be appointed for each class of notes.

The indenture trustee may resign at any time by notifying the trust.  A majority of each series may remove the indenture trustee at any time and for any reason by notifying the indenture trustee and the trust.  The trust must remove the indenture trustee if the indenture trustee becomes legally unable to act as indenture trustee, becomes subject to a bankruptcy or is no longer eligible to act as indenture trustee under the indenture or any indenture supplement because of changes in its legal status, financial condition or ratings.  No resignation or removal of the indenture trustee will become effective until a successor indenture trustee is in place.  If not paid by the trust, the depositors will reimburse the indenture trustee and the successor indenture trustee for any expenses for replacement of the indenture trustee.

[Back-up Servicer

____________, a ______________,  is the “back-up servicer” under the back-up servicing agreement.

[Insert description of back-up servicer, including prior experience as back-up servicer for ABS transactions involving similar assets as required by Item 1108(b)(2) of Regulation AB].

For more information about the back-up servicer, you should read “Servicing — Back-up Servicer.”]

Asset Representations Reviewer

_____________, a _________, will act as the “asset representations reviewer” under the asset representations review agreement.

[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositors, the servicer, the indenture trustee, the owner trustee or any of their affiliates and (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the receivables.  For so long as the notes remain outstanding, the asset representations reviewer must be an eligible asset representations reviewer.

The asset representations reviewer’s main obligations will be to:

•                  review each review receivable following receipt of a review notice from the indenture trustee, and

•                  provide a report on the results of the review to the trust, the servicer and the indenture trustee.

For a description of the review to be performed by the asset representations reviewer, you should read “Trust Property — Asset Representations Review.”

The asset representations reviewer is not responsible for (a) reviewing the accounts and receivables for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement or (b) for determining whether noncompliance with any representation is a breach of the transaction documents or if any receivable is required to be repurchased.

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is willful misconduct, bad faith or negligence by the asset representations reviewer.  However, the asset representations reviewer will not be liable in any event for special, indirect or consequential loss or damage.  The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the receivables.

The trust will indemnify the asset representations reviewer for all liabilities and damages resulting from the asset representations reviewer’s performance of its obligations under the asset representations review agreement unless resulting from the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or the breach of representations made by the asset representations reviewer in the asset representations review agreement.

The trust will pay the annual fees and review fees of the asset representations reviewer, reimburse the asset representations reviewer for their reasonable out-of-pocket travel expenses for a review and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the administrator.  These amounts will be allocated to Series 20__-__ and each other applicable series pro rata, and the trust will pay the amounts allocable to Series 20__-__ to the asset representations reviewer on each payment date, along with similar amounts owed to the indenture trustee and the owner trustee and expenses incurred by the trust under the transaction documents, up to the limit of $_______ per year, after the trust makes interest payments on the notes but before the trust makes other payments.  The trust will pay any of these amounts in excess of the limit only after paying in full on that payment date all other fees and expenses of the trust, and all required interest and principal payments on the notes and after any required deposits in the reserve account and the accumulation period reserve account have been made.

The asset representations reviewer may not resign, unless it becomes legally unable to perform its obligations asset representations reviewer.  The trust may remove the asset representations reviewer if the asset representations reviewer (a) ceases to be an eligible asset representations reviewer, (b)

becomes legally unable to perform its obligations or (c) becomes subject to a bankruptcy.  No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer who is an eligible asset representations reviewer is in place.  The asset representations reviewer will pay the expenses of transitioning the asset representations reviewer’s obligations to the successor asset representations reviewer.

AFFILIATIONS AND RELATED TRANSACTIONS

Ford Credit is the sponsor of the securitization transaction in which Series 20__-__ will be issued, the originator of the receivables that are being securitized and the servicer of the receivables.  As the sponsor, Ford Credit has caused the depositors to be formed for purposes of participating in securitization transactions.  Each depositor is a wholly-owned subsidiary of Ford Credit.  Ford Credit has caused the depositors to form the trust that is the issuing entity for the series.  The depositors are the sole beneficiaries of the trust and the holders of the depositor interest in the trust.

In the ordinary course of business from time to time, Ford Credit and its affiliates have business relationships and agreements with the owner trustee, the indenture trustee and the asset representations reviewer and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, investment and financial advisory services, due diligence services and securitization services, all on arm’s length terms and conditions.

TRANSACTION FEES AND EXPENSES

The following table shows the amount or formula for the fees payable by the trust out of the collections allocated to Series 20__-__.  The fees of the indenture trustee, the owner trustee and the asset representations reviewer may be paid monthly, annually or on another schedule as agreed by the administrator and the indenture trustee, the owner trustee and the asset representations reviewer.  To the extent these fees have not been paid by the servicer or the administrator, they will be paid on each payment date from available investor interest collections, in the order and priority described in “Description of the Notes — Application of Investor Collections — Payment of Interest, Fees and Other Items.”

Fee	Amount
Indenture trustee acceptance fee	$[_____] on closing of the transaction
Indenture trustee annual fee	$[_____] each year
Owner trustee acceptance fee	$[_____] on closing of the transaction
Owner trustee annual fee	$[_____] each year
Asset representations reviewer annual fee	$[_____] each year, allocated to Series 20__-__ and each other applicable series pro rata
Asset representations reviewer review fee	Up to $[___] for each review receivable on completion of a review, allocated to Series 20__-__ and each other applicable series pro rata
Servicing fee	[1/12 of ___% of the portion of the receivables allocated to Series 20__-__ for this purpose]
Back-up servicing fee	[1/12 of ___% of the portion of the receivables allocated to Series 20__-__ for this purpose]

The indenture trustee acceptance fee and the owner trustee acceptance fee are one-time fees payable to the indenture trustee and the owner trustee on closing of the transaction in consideration of their acceptance of their obligations under the transaction documents.  The indenture trustee annual fee will be paid to the indenture trustee for performance of its obligations under the indenture.  The owner trustee annual fee will be paid to the owner trustee for performance of its obligations under the trust agreement.  The asset representations reviewer annual fee will be paid to the asset representations reviewer in consideration of its obligation to perform the asset representations reviewer’s obligations under the asset representations review agreement.  The asset representations reviewer review fee will be paid to the asset representations reviewer on completion of a review for its performance of the review.

The trust will pay and reimburse the indenture trustee and the owner trustee for their fees and reasonable out-of-pocket expenses incurred under the indenture and the trust agreement and the asset representations reviewer for its reasonable out-of-pocket travel expenses for a review under the asset representations review agreement, each to the extent not paid by the servicer or the administrator.  The asset representations reviewer will be responsible for its own expenses under the asset representations review agreement.  The trust also will pay any indemnities owed to the indenture trustee, the owner trustee or the asset representations reviewer if not paid by the servicer or the administrator.  For information about indemnities of the indenture trustee, the owner trustee and the asset representations reviewer, you should read “Transaction Parties — Indenture Trustee,” “— Owner Trustee” and “— Asset Representations Reviewer.”

The servicing fee will be paid to the servicer for the servicing of the receivables under the sale and servicing agreements.  The servicer is required to pay all expenses incurred by it in connection with its servicing activities under the sale and servicing agreements.  The back-up servicing fee will be paid to the back-up servicer for performing its obligations under the back-up servicing agreement.

USE OF PROCEEDS

The net proceeds from the sale of the notes issued on the closing date will be used by the depositors to purchase the receivables from Ford Credit.  Ford Credit will use the proceeds that it receives from the sale of the receivables for its general corporate purposes.  No expenses were incurred in connection with the selection and acquisition of receivables for this securitization transaction.

LEGAL PROCEEDINGS

[There are no legal proceedings pending or known to be contemplated by any governmental authority against the sponsor, the depositors, the owner trustee, the indenture trustee, the issuer or the servicer, or of which any of their property is subject, that is material to noteholders.]

[Describe any legal proceedings against the sponsor, the depositors, the owner trustee, the indenture trustee, the issuer or the servicer that are material to noteholders.]

IMPORTANT LEGAL CONSIDERATIONS

Sale of Receivables

Ford will sell the in-transit receivables to Ford Credit.  Ford Credit will sell the receivables to the depositors, and the depositors will in turn sell the receivables to the trust.  Each depositor will represent on each closing date, that:

•                  its transfer to the trust is a valid sale and assignment to the trust of the receivables, and

•                  under the UCC, the trust has:

—                         a valid and enforceable first priority perfected ownership interest in the receivables, in existence at the time the receivables are sold and assigned to the trust or at the date of addition of any additional accounts, and

—                         a valid and enforceable first priority perfected ownership interest in the receivables created thereafter, in existence at and after their creation.

For a discussion of the trust’s rights arising from these representations not being satisfied, you should read “Trust Property — Representations About Receivables.”

Ford Credit and each depositor will represent that the receivables are “tangible chattel paper,” “accounts,” “payment intangibles” or “general intangibles” for purposes of the UCC.  To the extent the receivables are:

•                  tangible chattel paper, accounts or payment intangibles and the sale of the receivables by Ford Credit to the depositors or by the depositors to the trust is a sale or creates a security interest, or

•                  general intangibles and the sale of the receivables by Ford Credit to the depositors or by the depositors to the trust creates a security interest,

then the UCC will apply and, except in the case of the sale of payment intangibles, the transferee must file appropriate financing statements (or in the case of tangible chattel paper, take possession) to perfect its interest in the receivables.  Each of Ford Credit, the depositors and the trust will file financing statements covering the receivables under the UCC to perfect their interests in the receivables and they will file continuation statements as required to continue the perfection of their interests.  However, the in-transit receivables will not be stamped to indicate the interest of Ford Credit, and the receivables will not be stamped to indicate the interest of the depositors or the trustee.

Under the UCC and federal law, there are limited circumstances in which prior or later transferees of receivables could have an interest that has priority over the trust’s interest in the receivables.  A purchaser of the receivables who gives new value and takes possession of the instruments which evidence the receivables (i.e., the tangible chattel paper) in the ordinary course of business may, under certain circumstances, have priority over the interest of the trust in the receivables.  A tax or other government lien on property of Ford or Ford Credit or the depositors that was existing before the time a receivable is conveyed to the trust may also have priority over the interest of the trust in that receivable.  Ford will represent to Ford Credit, Ford Credit will represent to the depositors, and the depositors will represent to the trust, that the receivables have been sold free and clear of the lien of any third party.  Ford, Ford Credit and the depositors will also covenant that they will not sell or pledge any receivable to any person other than to the trust.  In addition, so long as Ford Credit is the servicer, collections on the receivables may, under certain circumstances, be commingled with Ford Credit’s own funds before each payment date and, if there is a bankruptcy of Ford Credit, the trust may not have a perfected interest in these collections.

Bankruptcy Considerations

Sale of Receivables.  The sale of the in-transit receivables by Ford to Ford Credit and of the receivables by Ford Credit to the depositors will each be done to minimize the possibility that a bankruptcy proceeding of Ford or Ford Credit will adversely affect the trust’s rights in the receivables.  Ford and Ford Credit intend that the sale of the in-transit receivables by Ford to Ford Credit be a “true sale” and Ford Credit and the depositors intend that the sale of the receivables by Ford Credit to the depositors be a “true sale.”  In the sale and assignment agreement, Ford represented that its sale of the in-transit receivables to Ford Credit is a valid sale.  Similarly, in each receivables purchase agreement, Ford Credit will represent that its sale of the receivables to the related depositor is a valid sale.  The depositors will have no recourse to Ford or Ford Credit other than the limited obligation to repurchase receivables for breaches of representations.  Additionally, all actions required under law to perfect the depositors’ ownership interest in the receivables will be taken.

On the closing date for a series, the depositors will receive a reasoned legal opinion that in a bankruptcy of Ford or Ford Credit:

•                  the in-transit receivables and the collections on the in-transit receivables would not be property of Ford’s bankruptcy estate under U.S. federal bankruptcy laws,

•                  the receivables and the collections on the receivables would not be property of Ford Credit’s bankruptcy estate under U.S. federal bankruptcy laws, and

•                  the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the collections on the receivables to the depositors or the trust.

This opinion will be subject to certain assumptions and qualifications, and a court in a Ford or Ford Credit bankruptcy proceeding may not reach the same conclusion.

Nonetheless, if Ford or Ford Credit were to become a debtor in a bankruptcy proceeding and a bankruptcy trustee, debtor-in-possession or creditor were to take the position that the sale of in-transit receivables from Ford to Ford Credit or the sale of the receivables from Ford Credit to the depositors should be recharacterized as a pledge of the in-transit receivables or the receivables, to secure a borrowing, then delays in payments of collections on the receivables could occur.  Moreover, if the bankruptcy court were to rule in favor of the bankruptcy trustee, debtor-in-possession or creditor, reductions in the amount of payments of collections on the receivables could result.

Structure of Depositors; Risk of Substantive Consolidation.  Each depositor is organized as a special purpose entity and is restricted by its organizational documents, to activities designed to make it “bankruptcy-remote.”  These restrictions limit the nature of its activities, prohibit the incurrence of additional indebtedness and make it unlikely that a depositor will have any creditors.  The related organizational documents restrict each depositor from starting a voluntary bankruptcy proceeding without the unanimous consent of its board of managers or directors, including independent managers or directors who are specifically instructed to take into account the interests of creditors of the depositor and the trust in any vote to allow the depositor to file for bankruptcy.  The related organizational documents also contain covenants meant to maintain the separate identity of each depositor from Ford Credit and to avoid substantive consolidation of Ford Credit and a depositor.  The most important of these covenants require each entity to maintain its separate existence, maintain separate books and bank accounts, prepare separate financial statements and not hold itself out as liable for debts of the other and not commingle a depositor’s assets with the assets of Ford Credit or its affiliates.  These restrictions and covenants may not be amended without the consent of the entire board of directors or managers, including the independent directors or managers, and satisfaction of the rating agency condition.

In addition, in the transaction documents, the owner trustee, the indenture trustee and the noteholders will agree not to start or pursue a bankruptcy proceeding against any depositor in connection with any obligations under the notes or the transaction documents.

On the closing date for a series, Ford Credit and the depositors will obtain a reasoned legal opinion that in a bankruptcy of Ford Credit, a bankruptcy trustee, debtor-in-possession or creditor of Ford Credit (or Ford Credit as debtor-in-possession) would not have valid grounds to request a court to disregard the separate legal existence of a depositor and consolidate the assets and liabilities of a depositor with the assets and liabilities of Ford Credit in a manner prejudicial to the noteholders.  This opinion will be subject to certain assumptions and qualifications, including an assumption that each depositor and Ford Credit comply with the related depositor’s organizational documents.  However, a court in a Ford Credit bankruptcy proceeding may not reach the same conclusion.  If the separate legal existence of Ford Credit and a depositor were disregarded and the assets and liabilities of Ford Credit and a depositor were consolidated, assets of that depositor could be used to satisfy Ford Credit’s creditors instead of the noteholders or the trust.  This consolidation of assets and liabilities generally is referred to as “substantive consolidation.”

Sale of Receivables by Depositors to Trust; Perfection of Security Interests.  The transfer of the receivables by the depositors to the trust will be structured as a valid sale.  Unlike the sale by Ford Credit to the depositors, each depositor initially will retain an interest in the receivables it sells in the form of a depositor interest in the trust.  Because of this retained interest, this sale may not be a “true sale” that removes the receivables from the bankruptcy estate of the related depositor.  Each depositor will grant a back-up security interest in the receivables to the trust and will file UCC financing statements to perfect the trust’s ownership interest and security interest in the receivables.  The trust agreement contains terms similar to those in each depositor’s organizational documents designed to make it “bankruptcy-remote” by limiting the trust’s activities and requiring creditors to agree not to start a bankruptcy proceeding against the trust.

Assuming that the sale of the receivables by Ford Credit to the depositors is a “true sale,” no depositor is consolidated with Ford Credit in a bankruptcy of Ford Credit and no depositor is in bankruptcy, the trust’s perfected security interest in the receivables generally will provide the trust with uninterrupted access to collections on the receivables (other than any collections held by Ford Credit as servicer at the time a bankruptcy proceeding is started).  The trust will grant a security interest in the receivables and other trust property to the indenture trustee for the benefit of the noteholders, and the administrator will file UCC financing statements to perfect and maintain the perfection of the security interest.

Bankruptcy Proceedings of Ford Credit, Depositors or Servicer.  No depositor intends to start, and Ford Credit will agree that it will not cause any depositor to start, a voluntary bankruptcy proceeding so long as the depositor is solvent.

If Ford Credit or a depositor were to become a debtor in a bankruptcy proceeding that caused an amortization event to occur:

•                  the sale of new receivables to that depositor would be prohibited under the related receivables purchase agreement, and

•                  only collections on receivables previously sold to that depositor and sold to the trust would be available to pay interest and principal on the notes.

The bankruptcy of the servicer will result in a servicer termination event which, in turn, will result in an amortization event.  If no other servicer termination event other than a bankruptcy exists, a trustee-in-bankruptcy of the servicer may have the power to prevent either the trustee or the noteholders from appointing a successor servicer.

Payments made by Ford Credit or a depositor to repurchase receivables under the related sale and servicing agreement may be recoverable by Ford Credit or that depositor, as debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of Ford Credit or of that depositor as a preferential transfer from Ford Credit or that depositor if the payments were made within one year before the filing of a bankruptcy proceeding against Ford Credit.

The Dodd-Frank Act

Orderly Liquidation Authority.  The Dodd-Frank Act established the Orderly Liquidation Authority, or “OLA,” under which the Federal Deposit Insurance Corporation, or “FDIC,” is authorized to act as receiver of a financial company and its subsidiaries.  OLA differs from U.S. federal bankruptcy laws in several ways.  In addition, because the legislation is subject to clarification through FDIC regulations and has yet to be applied by the FDIC in a receivership, it is unclear what impact OLA will have on a particular company, including Ford Credit, the depositors or the trust, or the company’s creditors.

Potential Applicability to Ford Credit, Depositor and Trust.  It is not clear which companies will be subject to OLA rather than the U.S. federal bankruptcy laws.  For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine that (a) the company is in default or in danger of default, (b) the failure of the company and its resolution under the U.S. federal bankruptcy laws would have serious adverse effects on financial stability in the United States, (c) no viable private sector alternative is available to prevent the default of the company and (d) an OLA proceeding would mitigate these effects.  It is not certain whether OLA would be applied to Ford Credit, although it is expected that OLA will be used only very rarely.  Ford Credit or the trust could, under some circumstances, also be subject to OLA.

FDIC’s Avoidance Power Under OLA.  The parts of OLA relating to preferential transfers differ from those of the U.S. federal bankruptcy laws.  If Ford Credit were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by Ford Credit perfected for purposes of state law and the U.S. federal bankruptcy laws could nevertheless be avoided by the FDIC as preferential transfers.  In this case the receivables securing the notes could be reclaimed by the FDIC and the noteholders may have only an unsecured claim against Ford Credit.

In July 2011, the FDIC adopted final rules which harmonize the application of the FDIC’s avoidance power under OLA with the related parts of the U.S. federal bankruptcy laws.  Based on these rules, the transfer of the receivables by Ford Credit would not be avoidable by the FDIC as a preference under OLA.

FDIC’s Repudiation Power Under OLA.  If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate a contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company’s affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming:

•                  that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other law, or changes the enforceability of standard contractual terms meant to foster the bankruptcy-remote treatment of special purpose entities such as the depositor and the trust, and

•                  that, until the FDIC adopts a regulation, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by the company before the end of the transition period of any future regulation, provided that the transfer satisfies the conditions for the exclusion of the assets from the property of the estate of the company under the U.S. federal bankruptcy laws.

Ford Credit and the depositors intend that the sale of the receivables by Ford Credit to the depositor will be a “true sale” between separate legal entities under state law.  As a result, Ford Credit believes that the FDIC would not be able to recover the receivables using its repudiation power.

Although the advisory opinion does not bind the FDIC, and could be modified or withdrawn in the future, the opinion provides that it will apply to asset transfers which occur and, for revolving trusts and master trusts, for securities issued before the end of any transition period adopted to implement future regulation addressing the FDIC’s repudiation authority under OLA.  This opinion does not indicate how the repudiation power would apply if a revolving trust or master trust were to issue additional securities after the end of the transition period, and the FDIC might exercise its repudiation power for a revolving trust or master trust that issued securities after the end of the transition period.  The FDIC may not address its repudiation authority under OLA in future regulations.  Additionally, future regulations or FDIC actions in an OLA proceeding involving Ford Credit, the depositor or the trust may be contrary to this opinion.

If the trust were placed in receivership under OLA, the FDIC would have the power to repudiate the notes issued by the trust.  In that case, the FDIC would be required to pay compensatory damages that are no less than the note balance of the series plus accrued interest as of the date the FDIC was appointed receiver and, to the extent that the value of the property that secured the notes is greater than the principal amount of the notes and accrued interest through the date of repudiation or disaffirmance, that accrued interest.

TAX CONSIDERATIONS

General

Below is a description of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes offered by this prospectus.  This description is based on current provisions of the Internal Revenue Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other authorities all of which are subject to change, perhaps with retroactive effect.  There are no cases or Internal Revenue Service, or “IRS,” rulings on similar transactions involving debt issued by a trust with terms similar to those of the notes.  It is not certain that the IRS will not challenge the conclusions reached in this description, and no ruling from the IRS has been or will be sought on any of the issues described below.  Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions in this prospectus.

This description does not deal with all aspects of U.S. federal income taxation that may be relevant to the holders of notes in light of their personal investment circumstances nor, except for specific limited descriptions of particular topics, to noteholders subject to special treatment under the U.S. federal income tax laws, such as non-U.S. persons, insurance companies, tax-exempt organizations, financial institutions or broker dealers, taxpayers subject to the alternative minimum tax, holders that will hold the notes as part of a hedge, straddle, appreciated financial position or conversion transaction and holders that will hold the notes as other than capital assets.  This information is directed only to prospective noteholders who:

•                  purchase notes in the initial distribution of the notes,

•                  are citizens or residents of the United States, including domestic corporations, limited liability companies and partnerships, and

•                  hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code.

As used in this section of this prospectus, the term “U.S. noteholder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•                  a citizen or resident of the United States,

•                  a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

•                  an estate whose income is subject to U.S. federal income tax regardless of its source, or

•                  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or that made a valid election under Treasury Regulations to be treated as a U.S. person.

The term “U.S. noteholder” also includes a noteholder whose income or gain on its investment in a note is effectively connected with the conduct of a U.S. trade or business.  As used in this section of the prospectus, the term “non-U.S. noteholder” means a beneficial owner of a note other than a U.S. noteholder and other than a partnership.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) owns a note, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership.  Partners are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences to them.

Prospective noteholders are encouraged to consult with their tax advisors as to the U.S. federal, state and local, foreign and other tax consequences to them of the purchase, ownership and disposition of notes.

Tax Characterization of Trust

In the opinion of  ___________, tax counsel to the depositor, assuming compliance with the terms of the trust agreement and transaction documents, the trust will not be an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.

If the IRS successfully asserted that one or more classes of notes did not represent debt for U.S. federal income tax purposes, the class or classes of notes might be treated as equity interests in the trust.  If so treated, the trust might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, including by not being able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity.  Alternatively, the trust could be treated as a publicly traded partnership that would not be taxable as a corporation because it would satisfy a safe harbor.  Nonetheless, treatment of notes as equity interests in a publicly traded partnership could have adverse tax consequences to some noteholders.  For example, income to some tax-exempt entities (including pension funds) would be “unrelated business taxable income,” income to non-U.S. noteholders may be subject to U.S. withholding tax and U.S. tax return filing requirements, and individual holders might be subject to some limitations on their ability to deduct their share of trust expenses.

Tax Characterization and Treatment of Notes

Characterization as Debt.  In the opinion of ________________, the offered notes [other than the Class __ notes] will [and, although the conclusion is not free from doubt, the Class __ notes should] be treated as debt for U.S. federal income tax purposes to the extent the offered notes are treated as beneficially owned by a person other than the sponsor.  The depositor, the servicer, the indenture trustee and each noteholder, by acquiring an interest in a note, will agree to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes.  Neither the opinion of tax counsel nor the agreement to treat the notes as debt is binding on the IRS or the courts.

For a description of the potential U.S. federal income tax consequences to noteholders if the IRS were successful in challenging the characterization of the notes for U.S. federal income tax purposes, you should read “— Tax Characterization of Trust” above.

Treatment of Stated Interest.  The stated interest on a note that constitutes qualified stated interest will be taxable to a holder as ordinary income when received or accrued according to the holder’s method  of tax accounting.  For stated interest to be qualified stated interest it must be payable at least annually and reasonable remedies must exist to compel timely payment or the terms of the instrument must make late payment or non-payment sufficiently remote for purposes of the original issue discount, or “OID,”  rules.  [Although stated interest on the Class __ notes can be deferred under certain circumstances, the trust intends to treat the potential deferral as sufficiently remote for purposes of the OID rules and treat the stated interest on the offered notes as qualified stated interest.]

Original Issue Discount.  [The Class __ notes will be issued with OID.]  A holder of notes treated as issued with OID must include OID in its gross income as ordinary interest income as it accrues, regardless of the holder’s regular method of accounting, generally under a constant yield method.

Disposition of Notes.  If a noteholder sells or disposes of a note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or disposition and the holder’s adjusted tax basis in the note.  The holder’s adjusted tax basis will equal the holder’s cost for the note, increased by any OID and market discount previously included by the noteholder in income on the note and decreased by any bond premium previously amortized and any payments of principal and OID previously received by the noteholder on the note.  Any gain or loss on sale or disposition will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income.  Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term.

Information Reporting and Backup Withholding.  The indenture trustee will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income taxes, except as to exempt holders (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status).  Each holder who is not an exempt holder will be required to provide to the indenture trustee, under penalties of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding.  Should a holder fail to provide the required certification, the indenture trustee will be required to withhold the tax from interest payable to the holder and pay the withheld amount to the IRS.

Tax Consequences to Non-U.S. Noteholders.  Subject to the application of the FATCA withholding tax described in “—Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities” below, a non-U.S. noteholder who is an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf and not in connection with the conduct of a U.S. trade or business will not be subject to U.S. federal income taxes on payments of principal, premium, interest or OID on a note, unless the non-U.S. noteholder is a direct or indirect 10% or greater shareholder of the trust or a controlled foreign corporation related to the trust.  To qualify for the exemption from taxation, the withholding agent must have received a signed statement from the individual or corporation that:

•                  is signed under penalties of perjury by the beneficial owner of the note,

•                  certifies that the beneficial owner is not a U.S. noteholder, and

•                  provides the beneficial owner’s name and address.

A “withholding agent” is the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment before to payment to a non-U.S. noteholder (which itself is not a withholding agent).  Generally, this statement is made on an IRS Form W-8BEN or W-8BEN-E (or any substitute form), which generally is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect.  Under some circumstances, an IRS Form W-8BEN or W-8BEN-E can remain effective indefinitely.  The beneficial owner must inform the withholding agent within 30 days of a change in circumstances that makes any information on the form incorrect and furnish a new IRS Form W-8BEN or W-8BEN-E to the withholding agent.

A non-U.S. noteholder who is not an individual or corporation (or a person treated as a corporation for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and is encouraged to consult its tax advisor.

A non-U.S. noteholder whose income on its investment in a note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. noteholder.

Some securities clearing organizations, and other entities who are not beneficial owners, may be able to provide the signed statement to the withholding agent.  However, in this case, the signed statement may require a copy of the beneficial owner’s IRS Form W-8BEN or W-8BEN-E (or the substitute form).

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. noteholder will be exempt from U.S. federal income and withholding tax so long as:

•                  the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, and

•                  in the case of a foreign individual, the non-U.S. noteholder is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a non-U.S. noteholder is effectively connected with the conduct of a trade or business in the United States by the non-U.S. noteholder, the holder, although exempt from the withholding tax described above, if an appropriate statement is furnished, will generally be subject to U.S. federal income tax on the interest, gain or income at regular federal income tax rates.  In addition, if the non-U.S. noteholder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, unless it qualifies for a lower rate under a tax treaty.

Payments to Foreign Financial Institutions and Certain Other Non-U.S. Entities.  A 30% withholding tax generally will apply to payments of interest, and after December 31, 2018, to payments of gross proceeds from the disposition of notes that are made to foreign financial institutions and certain non-financial foreign entities.  Withholding tax, imposed under sections 1471 through 1474 of the Internal Revenue Code, or “FATCA,” generally will not apply where payments are made to (i) a foreign financial institution that enters into an agreement with the IRS to, among other requirements, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, report annually certain information about those accounts and withhold tax as may be required by that agreement, or (ii) a non-financial foreign entity that certifies it does not have substantial U.S. owners or furnishes identifying information about each substantial U.S. owner.  Alternative requirements may apply to foreign entities subject to an intergovernmental agreement for the implementation of FATCA.  The FATCA withholding tax applies regardless of whether a payment would be exempt from U.S. non-resident withholding tax (such as under the portfolio interest exemption or as capital gain) and regardless of whether a foreign financial institution is the beneficial owner of a payment.  Prospective noteholders should consult their own tax advisors about the application and requirements of information reporting and withholding under FATCA and any intergovernmental agreement for the implementation of FATCA.

State and Local Tax

Because of the variation in the tax laws of each state and locality, it is impossible to predict the tax classification of the trust or the tax consequences to the trust or to holders of notes in all of the state and local taxing jurisdictions in which they may be subject to tax.  Prospective noteholders are encouraged to consult their tax advisors about state and local taxation of the trust and state and local tax consequences of the purchase, ownership and disposition of notes.

ERISA CONSIDERATIONS

General Investment Considerations

The Employee Retirement Income Security Act of 1974, or “ERISA,” and the Internal Revenue Code impose obligations and requirements on employee benefit plans and other retirement plans and arrangements (such as individual retirement accounts and Keogh plans) that are subject to Title I of ERISA and/or Section 4975 of the Internal Revenue Code, referred to as “plans,” and some entities (including insurance company general accounts) whose assets are deemed to include assets of plans, and on persons who are fiduciaries of plans.  Any person who exercises authority or control over the management or disposition of a plan’s assets is considered to be a fiduciary of that plan.  Under ERISA’s general fiduciary standards, before investing in the notes, a plan fiduciary should determine, among other factors:

•                  whether the investment is permitted under the plan’s governing documents,

•                  whether the fiduciary has the authority to make the investment,

•                  whether the investment is consistent with the plan’s funding objectives,

•                  the tax effects of the investment,

•                  whether under the general fiduciary standards of investment prudence and diversification an investment in the notes  is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio, and

•                  whether the investment is prudent considering the factors described in this prospectus.

In addition, ERISA and Section 4975 of the Internal Revenue Code prohibit a broad range of transactions involving assets of a plan and persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code.  A violation of these rules may result in the imposition of significant excise taxes and other liabilities.

Subject to the considerations described below, plans generally may purchase the notes.  A fiduciary of a plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any notes could give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code, and should consider the restrictions on the purchase, holding and/or disposition of the notes offered by this prospectus.  Unless otherwise stated, references to the purchase, holding and disposition of the notes in these sections also refer to the purchase, holding and disposition of an interest or participation in the notes.

Prohibited Transactions

Whether or not an investment in the notes will give rise to a transaction prohibited or impermissible under ERISA or Section 4975 of the Internal Revenue Code will depend on whether the assets of the trust will be deemed to be “plan assets” of a plan investing in notes issued by the trust.  Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, or the “plan assets regulation,” a plan’s assets may be deemed to include an interest in the assets of the trust if the plan acquires an “equity interest” in the trust and none of the exceptions in the plan assets regulation are applicable.  In general, an “equity interest” is defined under the plan assets regulation as an interest in an entity other than an instrument which is treated as indebtedness under local law and which has no substantial equity features.

The depositor believes that the notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation.  This assessment is based on the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the notes are treated as debt for ERISA purposes, the purchase, holding and disposition of the notes by or on behalf of a plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code if the trust, the owner trustee, the indenture trustee, any underwriter or any of their affiliates, including Ford Credit, is or becomes a “party in interest” under ERISA or a “disqualified person” under Section 4975 of the Internal Revenue Code for the plan.  In this case, exemptions from the prohibited transaction rules could apply to the purchase, holding and disposition of notes by or on behalf of a plan depending on the type and circumstances of the plan fiduciary making the decision to purchase a note and the relationship of the party in interest to the plan investor.  Included among these exemptions are:

•                  prohibited transaction class exemption 84-14, regarding transactions effected by qualified professional asset managers,

•                  prohibited transaction class exemption 90-1, regarding transactions entered into by insurance company pooled separate accounts,

•                  prohibited transaction class exemption 91-38, regarding transactions entered into by bank collective investment funds,

•                  prohibited transaction class exemption 95-60, regarding transactions entered into by insurance company general accounts, and

•                  prohibited transaction class exemption 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for some transactions between a plan and a person that is a party in interest or disqualified person for a plan solely by reason of providing services to the plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary for the assets of the plan involved in the transaction), if the plan pays no more than, and receives no less than, adequate consideration in connection with the transaction.  However, even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.

Any plan that purchases, holds or disposes of the notes will be deemed to have represented that its purchase, holding or disposition of the notes is not and will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Benefit Plans Not Subject to ERISA or Internal Revenue Code

Some employee benefit plans, such as governmental plans, foreign plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code.  However, these plans may be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code.  In addition, a plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.  Each plan that is subject to laws or regulations substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code, and each person acting on behalf of or investing the assets of such a plan, that purchases, holds or disposes of notes will be deemed to have represented that its purchase, holding and disposition of the notes is not and will not result in a non-exempt violation of these similar laws or regulations.

UNDERWRITING

The depositors and the underwriters named below have entered into an underwriting agreement for the notes offered by this prospectus.  Subject to some conditions, each underwriter has agreed to purchase the principal amount of the offered notes indicated in the following table:

Underwriters	Class A[-1] Notes		[Class A-2 Notes]
______	$	__________	$	__________
______		__________		__________
Total	$	__________	$	__________

Underwriters	[Class B Notes]		[Class C Notes]		[Class D Notes]
______	$	__________	$	__________	$	__________
______		__________		__________		__________
Total	$	__________	$	__________

The depositors may retain some or all of one or more classes of the notes.  These notes may be sold, subject to the requirements in the indenture, directly by the depositors or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of these notes.  If these notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions.  These notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

All classes of notes must be issued and purchased (or retained by the depositors) for any offered notes to be issued and purchased by the underwriters.

The underwriters will resell the notes to the public.  The selling concessions that the underwriters may allow to some dealers, and the discounts that those dealers may reallow to other dealers, expressed as a percentage of the initial principal amount of each class of notes, are indicated in the following table.  Due to sales to affiliates, one or more of the underwriters may be required to forego a minor portion of the selling concessions they would otherwise receive.

	Selling Concessions not to exceed	Reallowances not to exceed
Class A[-1] notes	__%	__%
[Class A-2 notes	__%	__%	]
[Class B notes	__%	__%	]
[Class C notes	__%	__%	]
[Class D notes	__%	__%	]

Each class of notes is a new issue of securities with no established trading market.  The underwriters have advised the depositors that they intend to make a market in the notes purchased by them but they are not obligated to do so and may discontinue market-making at any time without notice.  It is not certain that a secondary market for the notes will develop or about the liquidity of any trading market for the notes.  If a secondary market for the notes does develop, it might end at any time or it might not be sufficiently liquid to allow noteholders to resell any of the notes.

In connection with the sale of the notes, the underwriters may, to the extent permitted by Regulation M under the Securities Exchange Act of 1934, engage in:

•                  over-allotments, in which members of the selling syndicate sell more notes than the seller actually sold to the syndicate, creating a syndicate short position,

•                  stabilizing transactions, in which purchases and sales of the notes may be made by the members of the selling syndicate at prices that do not exceed a stated maximum,

•                  syndicate covering transactions, in which members of the selling syndicate purchase the notes in the open market after the distribution is completed to cover syndicate short positions, and

•                  penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the notes to be higher than they would otherwise be.  These transactions, if begun, may be discontinued at any time.

The depositors and Ford Credit will indemnify the underwriters against specific liabilities, including liabilities under the federal securities laws, or contribute to payments the underwriters may be required to make for those liabilities.

The trust may invest the funds in its bank accounts in obligations issued by the underwriters or their affiliates.

In the ordinary course of their businesses, the underwriters and their affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions with the sponsor, the depositors, the servicer and their affiliates.

On request by a noteholder who received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, without charge, a paper copy of this prospectus.

LEGAL OPINIONS

____________ will review or provide opinions on legal matters relating to the notes and some U.S. federal income tax and other matters for the trust, the depositors and the servicer.  ____________ will review or provide opinions on some legal matters relating to the notes and other matters for the underwriters.  [____________ has from time to time represented Ford Credit and its affiliates on other matters.]

WHERE YOU CAN FIND MORE INFORMATION

The depositors, as originators of the trust, filed with the SEC a registration statement, Registration No.  333-_______ under the Securities Act of 1933, for the notes offered by this prospectus.  Forms of the transaction documents described in this prospectus are included as exhibits to the registration statement.  You may read and copy the registration statement and any notices, reports, statements or other materials filed by the trust, Ford Credit or the depositor at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549, on official business days between the hours of 10:00 a.m.  and 3:00 p.m.

You may obtain more information about the operation of the Public Reference Room and copying costs by calling the SEC at 1-800-SEC-0330.  The SEC maintains a website at http://www.sec.gov where you can find reports, information statements and other information for registrants that file electronically with the SEC.  You may obtain more information about Ford and Ford Credit at www.ford.com and www.fordcredit.com.

The servicer will file for the trust annual reports on Form 10-K, monthly distribution reports on Form 10-D, any current reports on Form 8-K, and amendments to these reports with the SEC.  A copy of any report may be obtained by any noteholder by request to the indenture trustee or the depositors.

INCORPORATION OF DOCUMENTS BY REFERENCE

The trust “incorporates by reference” some information it files with the SEC, which means that the trust can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus.  Information that the trust files later with the SEC will automatically update the information in this prospectus.  In all cases, you should rely on the later information over different information included in this prospectus.  The trust also incorporates by reference any current reports on Form 8-K later filed by or on behalf of the trust before the termination of the offering of the notes (including any market-making transactions for the notes unless exempt from the registration requirements of the Securities Act).

The depositors will provide without charge to each person, including any beneficial owner of the notes, to whom a copy of this prospectus is delivered, on request, a copy of any of the documents incorporated in this prospectus by reference.

Requests for copies should be directed to:

Ford Credit Floorplan Corporation

or Ford Credit Floorplan LLC

c/o Ford Motor Credit Company LLC

c/o Ford Motor Company

World Headquarters, Suite 802-A3

One American Road

Dearborn, Michigan 48126

Attention:  Ford Credit SPE Management Office

Telephone number:  (313) 594-3495

Email:  FSPEMgt@ford.com

INDEX OF DEFINED TERMS

accumulation period reserve account	63	invested amount	57
adjusted invested amount	58	investor percentage	57
adjusted pool balance	57	investor percentages	64
adjustment fee	30	IRS	108
amortization events	76	LIBOR	61
asset representations reviewer	100	LIBOR determination date	61
available depositor collections	64	manufacturer overconcentration	74
available depositor interest collections	65	medium and heavy truck overconcentration	74
available depositor principal collections	65	monthly back-up servicing fee	75
available investor interest collections	66	monthly depositor servicing fee	75
available investor principal collections	66	monthly payment rate	47
available subordinated amount	85	monthly servicing fee	75
back-up servicer	100	net adjusted pool balance	59
back-up servicer reserve account	93	notes	9
calculation agent	10	NRSRO	25
closing date	9	offered notes	9
collection account	89	OID	109
controlled accumulation amount	62	OLA	106
dealer overconcentration	74	owner trustee	97
defaulted receivable	60	payment date	10
depositor amount	57	plans	111
depositor percentage	58	pool balance	56
determination date	65	principal collections	58
development dealer overconcentration	74	principal funding account	62
development dealers	74	principal sharing group one	75
Dodd-Frank Act	15	program vehicles	30
DTC	82	rating agencies	15
eligible account	41	rating agency condition	80
eligible asset representations reviewer	101	required depositor amount	57
eligible receivable	51	required pool balance	57
ERISA	111	required pool percentage	64
event of default	77	required subordinated amount	85
excess funding account	60	reserve account	83
excess interest sharing group one	75	reserve account required amount	83
excess spread	86	responsible person	52
FATCA	111	review receivables	54
FCF Corp	9	SEC	3
FCF LLC	9	Series 20__-__ notes	9
FDIC	106	series amortization events	76
fixed investor percentage	64	servicer	10
fleet vehicle overconcentration	74	servicer termination event	91
floating investor percentage	64	status	36
floating rate notes	9	status trigger	52
Ford	9	step-up percentage	86
Ford Credit	9	subordinated percentage	86
incremental subordinated amount	86	subordination factor	86
indenture supplement	10	subordination step-up period	86
indenture trustee	99	trust	9
interest collections	58	trust amortization events	77
in-transit period	30	used vehicle overconcentration	74
in-transit receivables	40	variable funding notes	97

Annex A

OTHER SERIES ISSUED AND OUTSTANDING

Series 20__-__ notes

Initial invested amount	$_____________
Initial Class A-1 note balance	$_____________
Class A-1 note interest rate	____% per annum
Initial Class A-2 note balance	$_____________
Class A-2 note interest rate	[One-month LIBOR +] ___%
Initial Class B note balance	$_____________
Class B note interest rate	___% per annum
Initial Class C note balance	$_____________
Class C note interest rate	___% per annum
Initial Class D note balance	$_____________
Class D note interest rate	___% per annum
Subordination factor	___%
Scheduled start of controlled accumulation period	________, ____
Expected final payment date	_______ ____ payment date
Final maturity date	_______ ____ payment date
Closing date	________, ____
Excess interest sharing group designation	____
Principal sharing group designation	____

1

You should rely only on the information in or incorporated by reference into this prospectus.  Ford Credit has not authorized anyone to give you different information.  You should not rely on the accuracy of the information in this prospectus for any date other than this date.  Ford Credit is not offering the notes in any states where it is not permitted.

Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Depositors

Ford Motor
Credit Company LLC
Sponsor and Servicer

Ford Credit Floorplan Master Owner Trust A Issuing Entity or Trust

Series 20__-__ Asset Backed Notes
$•	{	Class A[-1] [•%] [Floating Rate] Notes

[Class A-2 Floating Rate Notes]

[$•		Class B [•%] [Floating Rate] Notes]

[$•		Class C [•%] [Floating Rate] Notes]

[$•		Class D [•%] [Floating Rate] Notes]
PROSPECTUS

Dealer Prospectus Delivery Obligation.  Until 90 days after the date of this prospectus all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and for their unsold allotments or subscriptions.

[NAMES OF UNDERWRITERS]

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.  Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this registration statement.

Securities and Exchange Commission(1) (2)	$936,510
Rating agency fees	$3,751,359
Printing	$300,109
Legal fees and expenses	$1,063,771
Accountants’ fees	$208,409
Fees and expenses of Indenture Trustee	$141,718
Fees and expenses of Owner Trustee	$108,373
Fees and expenses of Asset Representations Reviewer	$83,673
Miscellaneous expenses	$50,000
Total	$6,643,921

(1)         Includes registration of an indeterminate amount of asset-backed securities that may be sold in market-making transactions from time to time by Ford Motor Credit Company LLC.

(2)         $450,320.49 of registration fees were previously paid in connection with $3,301,496,000 of unsold securities and are being applied to this registration statement pursuant to Rule 457(p) of the Securities Act of 1933.  The registration fee for any additional securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

ITEM 13. Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., provides as follows:

“§ 18-108. Indemnification. — Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.”

Article VII of the Second Amended and Restated Limited Liability Company Agreement of Ford Credit Floorplan LLC provides as follows:

“Section 7.1.              Limitation on Liability. Notwithstanding any other terms of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of the Member, the Managers or any of their officers, directors, stockholders, partners, employees, representatives or agents, nor any officer, employee, representative or agent of the Company or its Affiliates will be liable to the Company or any other Person for any act or omission taken or omitted by that Person bound by this Agreement in the reasonable belief that the act or omission is in, or not contrary to, the best interests of the Company and is within the scope of authority granted to that Person by this Agreement if the act or omission is not fraud, willful misconduct, bad faith or gross negligence.

Section 7.2.                    Indemnification.

(a)                    Indemnification.  Subject to Section 7.2(f), any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such Person is or was a Member, Manager, officer, employee, agent or legal representative of the Company (each, an “Indemnified Party”), will be indemnified and held harmless by the Company if legally permissible against all expenses, claims, damages, liabilities and losses (including judgments, interest on judgments, fines, charges, costs, amounts paid in settlement, expenses and attorneys’ fees incurred in investigating, preparing or defending any action, claim suit, inquiry, proceeding, investigation or any appeal taken by or before any court or governmental, administrative or other regulatory agency, body or commission), whether pending or merely threatened, whether or not any Indemnified Party is or may be a party, including interest on any of them, for the management or conduct of the business of the Company, except for any such amounts if they are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Parties or willful violations of this Agreement by the Indemnified Parties.  The Indemnified Parties may consult with counsel and accountants for the business of the Company and will be fully protected and justified, if allowed by law, in acting, or failing to act, if the action or failure to act is consistent with the advice or opinion of counsel or accountants.

(b)                    Effect of Judgment.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person seeking indemnification did not act in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interest of the Company or its creditors, and, for any criminal action or proceeding, had reasonable cause to believe that the Person’s conduct was unlawful.  Entry of a judgment by consent as part of a settlement will not be considered a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

(c)                     Expenses.  Subject to Section 7.2(f), expenses (including attorneys’ fees and disbursements) incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Managers in the specific case on receipt of an agreement by or on behalf of the Indemnified Party to repay that amount unless it is determined that the Person is entitled to be indemnified by the Company.  Expenses (including attorneys’ fees and disbursements) incurred by other employees or agents of the Company in defending in any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company on terms and conditions the Board of Managers determined are appropriate.

(d) No Personal Liability.  No Manager of the Company will be personally liable to the Company for monetary damages for any breach of fiduciary duty by that person as a Manager.  However, a Manager will be liable if provided by applicable law (i) for breach of the Manager’s duty of loyalty to the Company or the Member, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) for any transaction from which the Manager derived an improper personal benefit.

(e)                     No Exclusive Remedy.  The indemnification and advancement of expenses provided by this Section 7.2 will not be considered exclusive of any other rights to which those seeking indemnification or advancement may by entitled under any agreement, vote of the Board of Managers or otherwise, both for action in an official capacity and for action in another capacity while holding that office, and will continue for a Person who has ceased to be a Manager, employee or agent and will benefit the heirs, executors and administrators of that Person.

(f)                      Limited Recourse.  Any amounts payable by the Company according to this Section 7.2 will be payable solely up to funds available for such obligations and actually received by the Company under the Basic Documents, from capital contributions or for other Permitted Activities.  The Company’s obligations under this Section 7.2 will not be a claim against the Company if the Company does not have funds to make payment of those obligations.  Any claim that an Indemnified Party may have at any time against the Company that it may seek to enforce under this Agreement will be subordinate to the payment in full, including post-petition interest, if the Company becomes a debtor or debtor in possession in a case under any applicable federal or state bankruptcy, insolvency or other similar law now or later in effect or subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings, of the claims of the holders of any Securities which are collateralized or secured by the assets of the Company.

Section 7.3.                   Survival of Indemnification. The indemnities in Section 7.2 will survive the resignation, removal or termination of any Indemnified Party or the termination of this Agreement.  Any repeal or modification of this Article VII will not adversely affect any rights of the Indemnified Party under this Article VII, including the right to indemnification and to the advancement of expenses of an Indemnified Party existing at the time of the repeal or modifications for any acts or omissions occurring before the repeal or modification.”

Section 145 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101 et seq., provides as follows:

“§ 145.  Indemnification of officers, directors, employees and agents; insurance

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Article V of the Second Restated Certificate of Incorporation of Ford Credit Floorplan Corporation provides as follows:

“(a)        No Personal Liability.  A Director will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability:

(i)                                     for breach of the Director’s duty of loyalty to the Corporation or its stockholders;

(ii)                                  for any act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

(iii)                               under Section 174 of the DGCL; or

(iv)                              for any transaction from which the Director derived an improper personal benefit.

If the DGCL is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.  Any repeal or modification of this Article V(a) by the stockholders of the Corporation will not adversely affect any right or protection of a Director existing at the time of such repeal or modification.

(b)              Indemnification.

(i)            Subject to Article V(b)(v), any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director, officer, employee, agent or legal representative of the Corporation (each, an “Indemnified Party”), will be indemnified and held harmless by the Corporation if legally permissible against all expenses, claims, damages, liabilities and losses (including judgments, interest on judgments, fines, charges, costs, amounts paid in settlement, expenses and attorneys’ fees incurred in investigating, preparing or defending any action, claim suit, inquiry, proceeding, investigation or any appeal taken by or before any court or governmental, administrative or other regulatory agency, body or commission), whether pending or merely threatened, whether or not any Indemnified Party is or may be a party, including interest on any of them, for the management or conduct of the business of the Corporation, except for any such amounts if they are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Parties or willful violations of this Certificate by the Indemnified Parties.  The Indemnified Parties may consult with counsel and accountants for the business of the Corporation and will be fully protected and justified, if allowed by law, in acting, or failing to act, if the action or failure to act is consistent with the advice or opinion of counsel or accountants.

(ii)           The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person seeking indemnification did not act in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interest of the Corporation or its creditors, and, for any criminal action or proceeding, had reasonable cause to believe that the Person’s conduct was unlawful.  Entry of a judgment by consent as part of a settlement will not be considered a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

(iii)          Subject to Article V(b)(v), expenses (including attorneys’ fees and disbursements) incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Directors in the specific case on receipt of an agreement by or on behalf of the Indemnified Party to repay that amount unless it is determined that the Person is entitled to be indemnified by the Corporation.  Expenses (including attorneys’ fees and disbursements) incurred by other employees or agents of the Corporation in defending in any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation on terms and conditions the Board of Directors determined are appropriate.

(iv)          The indemnification and advancement of expenses provided by this Article V(b) will not be considered exclusive of any other rights to which those seeking indemnification or advancement may by entitled under any agreement, vote of the Board of Directors or otherwise, both for action in an official capacity and for action in another capacity while holding that office, and will continue for a Person who has ceased to be a Director, employee or agent and will benefit the heirs, executors and administrators of that Person.

(v)           Any amounts payable by the Corporation according to this Article V(b) will be payable solely up to funds available to make such payments and actually received by the

Corporation under the Basic Documents, from capital contributions or from other Permitted Activities.  The Corporation’s obligations under this Article V will not be a claim against the Corporation if the Corporation does not have funds to make payment of those obligations.  Any claim that an Indemnified Party may have at any time against the Corporation that it may seek to enforce under this Certificate will be subordinate to the payment in full, including post-petition interest, if the Corporation becomes a debtor or debtor in possession in a case under any applicable federal or state bankruptcy, insolvency or other similar law now or later in effect or subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings, of the claims of the holders of any Securities which are collateralized or secured by the assets of the Corporation.

(vi)          The indemnities in this Article V(b) will survive the resignation, removal or termination of any Indemnified Party or the termination of this Certificate.  Any repeal or modification of this Article V will not adversely affect any rights of the Indemnified Party under this Article V, including the right to indemnification and to the advancement of expenses of an Indemnified Party existing at the time of the repeal or modifications for any acts or omissions occurring before the repeal or modification.

Indemnification provisions of Section 5 of Article NINTH of the Certificate of Incorporation of Ford Motor Company are applicable to directors, officers and employees of Ford Credit Floorplan LLC and Ford Credit Floorplan Corporation who serve as such at the request of Ford Motor Company and provide as follows:

“5.1. Limitation on Liability of Directors. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the Delaware General Corporation Law, or

(iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2. Effect of any Repeal or Modification of Subsection 5.1. Any repeal or modification of subsection 5.1 of this Article NINTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

5.3. Indemnification and Insurance.

5.3a. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys’ fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii)

similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article NINTH) only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article NINTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article NINTH or otherwise.

5.3b. Right of Claimant to Bring Suit. If a claim which the corporation is obligated to pay under subsection 5.3a of this Article NINTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

5.3c. Miscellaneous. The provisions of this Section 5.3 of Article NINTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article NINTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

5.3d. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

5.3e. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

5.3f. Indemnification of Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article NINTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.”

Indemnification provisions of Article 10 of the Limited Liability Company Agreement of Ford Motor Credit Company LLC are applicable to directors, officers and employees of Ford Credit Floorplan LLC and Ford Credit Floorplan Corporation who serve as such at the request of Ford Motor Credit Company LLC and provide as follows:

“10.1 Limitation on Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Shareholder, Director or officer of the Company will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Shareholder, Director and/or officer.

10.2 Directors’ Standard of Care. Each Director of the Company will be deemed to owe to the Company and its Shareholders all of the fiduciary duties that a director of a corporation formed under the Delaware General Corporation Law would owe to such corporation and its stockholders. Notwithstanding the previous sentence, however, a Director of the Company will not be personally liable to the Company or any Shareholder for monetary damages for breach of fiduciary duty as a Director, except for liability for: (a) any breach of the Director’s duty of loyalty to the Company or its Shareholders; (b) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; (c) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Delaware Limited Liability Act (the “Act”); or (d) any transaction from which the Director derived an improper personal benefit.

10.3 Indemnification of Directors, Officers, Employees and Agents. To the fullest extent permitted by law, the Company will indemnify and hold harmless each Shareholder, Director, or officer of the Company or any Affiliate of the Company (as defined below) and any officer, director, stockholder, partner, employee, representative or agent of any such Shareholder, Director or officer (each, a “Covered Person”) and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts (including any investigation, legal and other reasonable expenses) arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (“Claims”), in which the Covered Person or former Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or that relates to or arises out of the Company or its formation, operation, dissolution or termination or its property, business or affairs. The Company may indemnify any employee, representative or agent of the Company when, as and if determined by the Board of Directors, to the same extent as provided to Covered Persons pursuant to this Section 10.3. A Covered Person or former Covered Person will not be entitled to indemnification under this Section 10.3 with respect to (a) any Claim that a court of competent jurisdiction has determined results from (i) any breach of such Covered Person’s duty of loyalty to the Company or its Shareholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) voting for or consenting to a distribution to a Shareholder in violation of Section 18-607 of the Act, or (iv) any transaction from which such Covered Person derived an improper personal benefit or (b) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person’s rights to indemnification under this Agreement or (ii) was authorized or consented to by the Board. For purposes of this Section 10.3, “Affiliate of the Company” means any person or entity controlling, controlled by or under common control with the Company. For the purposes of this definition, “control” of a person or entity means the power to direct the management and policies of such person or entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

10.4 Survival. The indemnities under this Article 10 will survive dissolution or termination of the Company.

10.5 Claim Against Company. Each Covered Person or former Covered Person will have a claim against the property and assets of the Company for payment of any indemnity amounts due under this Agreement, which amounts will be paid or properly reserved for prior to the making of distributions by the Company to Shareholders.

10.6 Advancement of Expenses. Expenses incurred by a Covered Person or former Covered Person in defending any Claim will be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person or former Covered Person to repay such amount if it is ultimately determined that such Covered Person or former Covered Person is not entitled to be indemnified by the Company as authorized by this Article 10.

10.7 Repeal or Modification. Any repeal or modification of this Article 10 will not adversely affect any rights of such Covered Person or former Covered Person pursuant to this Article 10, including the right to indemnification and to the advancement of expenses of a Covered Person or former Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

10.8 Rights Not Exclusive. The rights to indemnification and to the advancement of expenses conferred in this Article 10 will not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Directors or otherwise.

10.9 Insurance. The Company may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Company or another limited liability company, corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Agreement or the Act.”

Ford Credit Floorplan LLC is insured for liabilities it may incur pursuant to Article VII of its Limited Liability Company Agreement relating to the indemnification of its managers, officers and employees.  In addition, managers and officers are insured against certain losses which may arise out of their employment and which are not recoverable under the indemnification provisions of Ford Credit Floorplan LLC’s Limited Liability Company Agreement.  The premium for both insurance coverages is paid by Ford Motor Company.

Ford Credit Floorplan Corporation is insured for liabilities it may incur pursuant to Article Six of its Second Restated Certificate of Incorporation relating to the indemnification of its directors, officers and employees.  In addition, directors and officers are insured against certain losses which may arise out of their employment and which are not recoverable under the indemnification provisions of Ford Credit Floorplan Corporation’s Second Restated Certificate of Incorporation.  The premium for both insurance coverages is paid by Ford Motor Company.

ITEM 14. Exhibits.

(A) Exhibits:

Exhibits	Description
1.1	— Form of Underwriting Agreement for the Notes.*
3.1	— Amended and Restated Certificate of Formation of Ford Credit Floorplan LLC.*
3.2	— Second Amended and Restated Limited Liability Company Agreement of Ford Credit Floorplan LLC.*
3.3	— Second Restated Certificate of Incorporation of Ford Credit Floorplan Corporation.*
3.4	— By-Laws of Ford Credit Floorplan Corporation.*
4.1	— Second Amended and Restated Indenture between the Trust and the Indenture Trustee.*
4.2	— Form of Series 20 - Indenture Supplement (including forms of Notes).*
5.1	— Opinion of Katten Muchin Rosenman LLP with respect to legality.*
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*
10.1	— Second Amended and Restated Trust Agreement between the Depositors and the Owner Trustee.*
10.2	— Fourth Amended and Restated Receivables Purchase Agreement between Ford Credit and Ford Credit Floorplan Corporation.*
10.3	— Fourth Amended and Restated Receivables Purchase Agreement between Ford Credit and Ford Credit Floorplan LLC.*
10.4	— Amended and Restated Sale and Assignment Agreement between Ford Motor Company and Ford Credit.*
10.5	— Fifth Amended and Restated Sale and Servicing Agreement among Ford Credit Floorplan Corporation, the Servicer and the Trust.*
10.6	— Fifth Amended and Restated Sale and Servicing Agreement among Ford Credit Floorplan LLC, the Servicer and the Trust.*
10.7	— Amended and Restated Back-up Servicing Agreement among the Depositors, the Trust, the Servicer and the Back-up Servicer.*
10.8	— Second Amended and Restated Administration Agreement among the Trust, the Administrator and the Indenture Trustee.*
10.9	— Account Control Agreement between the Trust, the Indenture Trustee and the Securities Intermediary.*
10.10	— Form of Dispute Resolution Supplement among Ford Credit, Ford Credit Floorplan Corporation and the Trust.*
10.11	— Form of Dispute Resolution Supplement among Ford Credit, Ford Credit Floorplan LLC and the Trust.*
10.12	— Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer.*
10.13	— Form of Series 20 - Account Control Agreement between the Trust, the Indenture Trustee and the Securities Intermediary.*
23.1	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).*
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*
24.1	— Powers of Attorney with respect to signatories for Ford Credit Floorplan Corporation.*
24.2	— Powers of Attorney with respect to signatories for Ford Credit Floorplan LLC.*
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan Corporation).*
36.2	— Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan LLC).*

*                             Filed with this Form SF-3.

**                      To be filed under Section 305(b)(2) of the Trust Indenture Act of 1939.

ITEM 15.  Undertakings.

(a)                                 Each undersigned co-registrant hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A)                               [Not applicable].

(B)                               Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 (§ 239.13), Form SF-3 (§ 239.45) or Form F-3 (§ 239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the co-registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) § 230.424(b)) that is part of the registration statement.

(C)                               Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S–1 (§ 239.11), Form SF-1 (§ 239.13) or Form SF-3 (§ 239.45) or Form S–3 (§ 239.13), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                 [Not applicable]

(5)                                 That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                                     [Not applicable].

(ii)                                  [Not applicable].

(iii)                               If the co-registrants are relying on § 230.430D:

(A)                               Each prospectus filed by the co-registrants pursuant to §§ 230.424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)                               Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on § 230.430D relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in § 230.430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6)                                 That, for the purpose of determining liability of the co-registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned co-registrant undertakes that in a primary offering of securities of the undersigned co-registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, each undersigned co-registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of the undersigned co-registrants relating to the offering required to be filed pursuant to Rule 424 (§ 230.424);

(ii)                                  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned co-registrants or used or referred to by the undersigned registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about the undersigned co-registrants or their securities provided by or on behalf of the undersigned co-registrants; and

(iv)                              Any other communication that is an offer in the offering made by the undersigned co-registrants to the purchaser.

(7)                                 If the co-registrants are relying on § 230.430D, with respect to any offering of securities registered on Form SF–3 (§ 239.45), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D.

(b)                                    Each undersigned co-registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the co-registrants’ annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  [Not applicable]

(d)                                 [Not applicable]

(e)                                  [Not applicable]

(f)                                   [Not applicable]

(g)                                  [Not applicable]

(h)                                    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the co-registrants pursuant to the foregoing provisions, or otherwise, the co-registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrants of expenses incurred or paid by a director, officer or controlling person of the co-registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the co-registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)                                        Each undersigned co-registrant hereby undertakes that:

(1)                                 For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the co-registrants pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)                                 For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)                                       Each undersigned co-registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(k)                                    Each undersigned co-registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each Co-Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized officer, in the City of Dearborn, State of Michigan on November 16, 2015

FORD CREDIT FLOORPLAN CORPORATION
(Co-Registrant)

By:	/s/ David A. Webb*
(David A. Webb,
Chairman of the Board of Directors
of Ford Credit Floorplan Corporation)

FORD CREDIT FLOORPLAN LLC
(Co-Registrant)

By:	/s/ David A. Webb*
(David A. Webb,
Chairman of the Board of Managers
of Ford Credit Floorplan LLC)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following directors and officers of FORD CREDIT FLOORPLAN CORPORATION in the capacities and on the date indicated.

Signature	Title	Date

/s/ David A. Webb	Chairman of the Board of Directors and	November 16, 2015
(David A. Webb)	President and Assistant Treasurer (principal executive officer)

/s/ Marion B. Harris	Executive Vice President,	November 16, 2015
(Marion B. Harris)	Chief Financial Officer and Treasurer (principal financial officer)

/s/ Jane L. Carnarvon	Director and Vice President and Controller	November 16, 2015
(Jane L. Carnarvon)	(principal accounting officer)

/s/ Susan J. Thomas	Director and Secretary	November 16, 2015
(Susan J. Thomas)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following managers and officers of FORD CREDIT FLOORPLAN LLC in the capacities and on the date indicated.

Signature	Title	Date

/s/ David A. Webb	Chairman of the Board of Managers and	November 16, 2015
(David A. Webb)	President and Assistant Treasurer (principal executive officer)

/s/ Marion B. Harris	Executive Vice President,	November 16, 2015
(Marion B. Harris)	Chief Financial Officer and Treasurer (principal financial officer)

/s/ Jane L. Carnarvon	Manager and Vice President and Controller	November 16, 2015
(Jane L. Carnarvon)	(principal accounting officer)

/s/ Susan J. Thomas	Manager and Secretary	November 16, 2015
(Susan J. Thomas)

EXHIBIT INDEX

Exhibits	Description
1.1	— Form of Underwriting Agreement for the Notes.*
3.1	— Amended and Restated Certificate of Formation of Ford Credit Floorplan LLC.*
3.2	— Second Amended and Restated Limited Liability Company Agreement of Ford Credit Floorplan LLC.*
3.3	— Second Restated Certificate of Incorporation of Ford Credit Floorplan Corporation.*
3.4	— By-Laws of Ford Credit Floorplan Corporation.*
4.1	— Second Amended and Restated Indenture between the Trust and the Indenture Trustee.*
4.2	— Form of Series 20 - Indenture Supplement (including forms of Notes).*
5.1	— Opinion of Katten Muchin Rosenman LLP with respect to legality.*
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters.*
10.1	— Second Amended and Restated Trust Agreement between the Depositors and the Owner Trustee.*
10.2	— Fourth Amended and Restated Receivables Purchase Agreement between Ford Credit and Ford Credit Floorplan Corporation.*
10.3	— Fourth Amended and Restated Receivables Purchase Agreement between Ford Credit and Ford Credit Floorplan LLC.*
10.4	— Amended and Restated Sale and Assignment Agreement between Ford Motor Company and Ford Credit.*
10.5	— Fifth Amended and Restated Sale and Servicing Agreement among Ford Credit Floorplan Corporation, the Servicer and the Trust.*
10.6	— Fifth Amended and Restated Sale and Servicing Agreement among Ford Credit Floorplan LLC, the Servicer and the Trust.*
10.7	— Amended and Restated Back-up Servicing Agreement among the Depositors, the Trust, the Servicer and the Back-up Servicer.*
10.8	— Second Amended and Restated Administration Agreement among the Trust, the Administrator and the Indenture Trustee.*
10.9	— Account Control Agreement between the Trust, the Indenture Trustee and the Securities Intermediary.*
10.10	— Form of Dispute Resolution Supplement among Ford Credit, Ford Credit Floorplan Corporation and the Trust.*
10.11	— Form of Dispute Resolution Supplement among Ford Credit, Ford Credit Floorplan LLC and the Trust.*
10.12	— Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer.*
10.13	— Form of Series 20 - Account Control Agreement between the Trust, the Indenture Trustee and the Securities Intermediary.*
23.1	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 5.1).*
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*
24.1	— Powers of Attorney with respect to signatories for Ford Credit Floorplan Corporation.*
24.2	— Powers of Attorney with respect to signatories for Ford Credit Floorplan LLC.*
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan Corporation).*
36.2	— Form of Depositor certification for shelf offerings of asset-backed securities (Ford Credit Floorplan LLC).*

*                             Filed with this Form SF-3.

**                      To be filed under Section 305(b)(2) of the Trust Indenture Act of 1939.